Exhibit 99.1

TD Bank Group Reports Second Quarter 2021 Results Report to Shareholders • Three and Six months ended April 30, 2021

The financial information in this document is reported in Canadian dollars and is based on the Bank’s unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:

•	Reported diluted earnings per share were $1.99, compared with $0.80.
•	Adjusted diluted earnings per share were $2.04, compared with $0.85.
•	Reported net income was $3,695 million, compared with $1,515 million.
•	Adjusted net income was $3,775 million, compared with $1,599 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2021, compared with the corresponding period last year:

•	Reported diluted earnings per share were $3.76, compared with $2.42.
•	Adjusted diluted earnings per share were $3.86, compared with $2.51.
•	Reported net income was $6,972 million, compared with $4,504 million.
•	Adjusted net income was $7,155 million, compared with $4,671 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•

Amortization of acquired intangibles of $69 million ($62 million after-tax or 3 cents per share), compared with $68 million ($59 million after-tax or 3 cents per share) in the second quarter last year.

• Acquisition and integration charges related to the Schwab transaction of $19 million ($18 million after-tax or 1 cent per share).

TORONTO, May 27, 2021 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the second quarter ended April 30, 2021. Reported earnings were $3.7 billion, up 144% compared with the second quarter last year, and adjusted earnings were $3.8 billion, up 136%.

“TD reported strong results in the second quarter, reflecting the underlying strength of our diversified businesses, improving economic conditions and our prudent approach to managing risk,” said Bharat Masrani, Group President and CEO, TD Bank Group. “We continued to invest in our people, capabilities and technology to position our business for growth as economies re-open and consumer and business activity recovers.”

“While we are encouraged by the progress being made on vaccinations, COVID-19 continues to be a factor in our lives and our focus remains on the safety of our people and on supporting the evolving needs of our customers and clients,” added Masrani. “As we look toward the future, we will continue to advance our strategy and contribute to a robust and inclusive recovery, guided by our purpose to enrich the lives of our customers, colleagues and communities.”

Canadian Retail

Canadian Retail reported net income was $2,182 million, an increase of 86% compared with the second quarter last year, mainly reflecting lower provisions for credit losses (PCL) and record results in wealth and insurance. Revenue increased 1%, reflecting growth in non-interest income and strong loan and deposit volumes, partially offset by lower margins and premium rebates for customers in the insurance business. PCL was lower by $1,190 million from the prior year, reflecting lower impaired and performing PCL. Reported expenses increased 4%, with higher volume-driven and employee-related expenses, partially offset by prior year charges related to the Greystone acquisition.

Business momentum accelerated this quarter, with mortgage originations up strongly, credit card transactions rising, and good account growth across all of the businesses. TD Insurance continued to take market share, becoming the third largest home and auto personal insurance provider in Canada, with strong customer engagement in its end-to-end digital capabilities. For the fourth year in a row, TD Auto Finance was ranked Highest in Dealer Satisfaction among Non-Captive Lenders with Retail Credit by J.D. Power. Canadian Retail continues to invest in its advice and service capabilities to help customers navigate change and plan for their financial future through personalized advice and tools. TD was also recognized by the Business Intelligence Group for its AI-powered digital experiences and, as of April 2021, continues to lead in the number of Interac e-Transfer and Flash transactions.

U.S. Retail

U.S. Retail net income was $1,316 million (US$1,047 million), an increase of 292% compared with the second quarter last year. The Bank’s investment in The Charles Schwab Corporation (“Schwab”) contributed $246 million (US$194 million) in earnings, compared with the contribution of $234 million (US$174 million) from TD Ameritrade a year ago.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,070 million (US$853 million), an increase of 949% from the second quarter last year, mainly reflecting lower PCL. In U.S. dollars, revenue increased 2% reflecting higher non-interest income, partially offset by lower deposit margins. PCL was lower by US$987 million ($1,350 million) reflecting lower impaired and performing PCL. Expenses increased 4%, reflecting store optimization costs and higher employee-related expenses, partly offset by lower legal provisions. In Canadian dollars, revenue and expenses declined 7% and 5%, respectively, primarily as a result of appreciation in the Canadian dollar since the second quarter last year.

The U.S. Retail Bank continued to advance key strategic initiatives to enhance the customer experience this quarter, introducing the new Double Up Credit Card with one of the most valuable cash back offerings in the market. For small business customers, TD continued to facilitate access to Small Business Administration (SBA) Paycheck Protection Program (PPP) financing, ranking seventh nationwide through Round 2 of the program. TD Bank, America’s Most Convenient Bank® was also proud to be recognized by Forbes as a Best Employer for Diversity 2021 for the third consecutive year.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 1

Wholesale

Wholesale Banking reported net income of $383 million this quarter, an increase of 83% compared to the second quarter last year, reflecting lower PCL, partially offset by lower revenue and higher non-interest expenses. Revenue for the quarter was $1,157 million, a decrease of 8% from a year ago, primarily reflecting lower trading-related revenue. PCL was lower by $437 million from the prior year, reflecting lower impaired and performing PCL.

The Wholesale Bank’s results benefited from its diversified business mix and client-focused franchise, which provides trusted advice and critical access to markets. This quarter, TD announced an agreement to acquire Headlands Tech Global Markets LLC, a Chicago-based quantitative fixed income trading company, to strengthen its electronic bond trading infrastructure, deliver data-driven innovation and grow its global platform. The deal is expected to close in the second half of calendar 2021, subject to receipt of regulatory approvals and satisfaction of other customary closing conditions.

Capital

TD’s Common Equity Tier 1 Capital ratio was 14.2%.

Conclusion

“TD is strong and well-capitalized, and we continue to adapt and grow through this time of disruption. Our performance demonstrates the strength of our proven business model, brought to life through the efforts and resilience of our 90,000 colleagues across the globe who live our purpose and demonstrate a deep commitment to the Bank, those we serve, and the communities where we live and work,” concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 4.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the second quarter 2021 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD’s website, SFI, and SRD is not and should not be considered incorporated herein by reference into the second quarter 2021 RTS, Management’s Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank’s 2020 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS Second Quarter 2021	SFI Second Quarter 2021	SRD Second Quarter 2021	Annual Report 2020

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank’s risk terminology and risk measures and present key parameter values used.				80-85, 89, 95-98, 108-110
	3	Describe and discuss top and emerging risks.				73-79
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	27, 40			68, 102-103, 105
Risk Governance and Risk Management and Business Model	5	Summarize the bank’s risk management organization, processes, and key functions.				81-84
	6	Description of the bank’s risk culture and procedures applied to support the culture.				80-81
	7	Description of key risks that arise from the bank’s business models and activities.				67, 80, 85-110
	8	Description of stress testing within the bank’s risk governance and capital frameworks.	30			66, 84, 92-93, 108
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	25-27, 77		1-3, 6	62-65, 69, 214
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	62
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management’s strategic planning.				63-66, 108
	13	Analysis of how risk-weighted asset (RWA) relate to business activities and related risks.		8-11		66-67
	14	Analysis of capital requirements for each method used for calculating RWA.			10	86-89, 91-92
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			23-38, 43-48
	16	Flow statement reconciling the movements of RWA by risk type.			11-12
	17	Discussion of Basel III back-testing requirements.			60	88, 92, 96
Liquidity	18	The bank’s management of liquidity needs and liquidity reserves.	32-34, 36-37			98-100
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	35			101, 208-209
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	40-42			105-107
	21	Discussion of the bank’s funding sources and the bank’s funding strategy.	35-40			104-105
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	29			90
	23	Breakdown of significant trading and non-trading market risk factors.	29-31			90, 92-94
	24	Significant market risk measurement model limitations and validation procedures.	30			91-94, 96
	25	Primary risk management techniques beyond reported risk measures and parameters.	30			91-94
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	21-24, 62-69	20-35	1-5, 10-11, 13-60	48-61, 85-89, 165-171, 181, 184-185, 212-213
	27	Description of the bank’s policies for identifying impaired loans.	69			56,140-142, 147-148, 171
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	22, 64-67	24, 28		53, 168-169
	29	Analysis of the bank’s counterparty credit risks that arise from derivative transactions.			40-42, 49-53	88, 152, 176-177, 181, 184-185
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				88, 144-145, 152
Other Risks	31	Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.				95-97, 108-110
	32	Discuss publicly known risk events related to other risks.	75			79, 206-208

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
5	How We Performed
10	Financial Results Overview
13	How Our Businesses Performed
19	Quarterly Results
20	Balance Sheet Review
21	Credit Portfolio Quality
25	Capital Position
28	Managing Risk
43	Securitization and Off-Balance Sheet Arrangements

43	Accounting Policies and Estimates
45	Changes in Internal Control over Financial Reporting

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
46	Interim Consolidated Balance Sheet
47	Interim Consolidated Statement of Income
48	Interim Consolidated Statement of Comprehensive Income
49	Interim Consolidated Statement of Changes in Equity
50	Interim Consolidated Statement of Cash Flows
51	Notes to Interim Consolidated Financial Statements

79	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three and six months ended April 30, 2021, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2020 Consolidated Financial Statements and related Notes and 2020 MD&A. This MD&A is dated May 26, 2021. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2020 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2020 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC’s website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document under the heading “How We Performed”, including under the sub-headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, and under the heading “Managing Risk”, and statements made in the Management’s Discussion and Analysis (“2020 MD&A”) in the Bank’s 2020 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, and in other statements regarding the Bank’s objectives and priorities for 2021 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2020 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant and Subsequent Events, and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Results of operations
Total revenue	$10,228	$10,812	$10,528	$21,040	$21,137
Provision for (recovery of) credit losses	(377)	313	3,218	(64)	4,137
Insurance claims and related expenses	441	780	671	1,221	1,451
Non-interest expenses – reported	5,729	5,784	5,121	11,513	10,588
Non-interest expenses – adjusted[1]	5,691	5,744	5,051	11,435	10,448
Net income – reported	3,695	3,277	1,515	6,972	4,504

Net income – adjusted[1]	3,775	3,380	1,599	7,155	4,671
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$708.4	$706.0	$747.0	$708.4	$747.0
Total assets	1,669.1	1,735.6	1,673.7	1,669.1	1,673.7
Total deposits	1,118.5	1,139.2	1,078.3	1,118.5	1,078.3
Total equity	94.5	95.4	93.3	94.5	93.3

Total Common Equity Tier 1 Capital risk-weighted assets	455.0	467.2	524.0	455.0	524.0
Financial ratios
Return on common equity (ROE) – reported	16.7%	14.3%	6.9%	15.5%	10.5%
Return on common equity – adjusted[1,2]	17.1	14.7	7.3	15.9	10.9
Return on tangible common equity (ROTCE)[2]	23.0	19.9	9.6	21.5	14.5
Return on tangible common equity – adjusted[1,2]	23.1	20.1	9.8	21.6	14.7
Efficiency ratio – reported	56.0	53.5	48.6	54.7	50.1
Efficiency ratio – adjusted[1]	55.6	53.1	48.0	54.4	49.4

Provision for (recovery of) credit losses as a % of net average loans and acceptances[3]	(0.21)	0.17	1.76	(0.02)	1.15
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$2.00	$1.77	$0.80	$3.77	$2.42
Diluted	1.99	1.77	0.80	3.76	2.42
Dividends per share	0.79	0.79	0.79	1.58	1.53
Book value per share	49.25	49.44	48.54	49.25	48.54
Closing share price[4]	84.50	72.46	58.16	84.50	58.16
Shares outstanding (millions)
Average basic	1,817.4	1,814.2	1,803.0	1,815.7	1,807.0
Average diluted	1,819.9	1,815.8	1,804.4	1,817.8	1,809.0
End of period	1,818.7	1,816.0	1,803.4	1,818.7	1,803.4
Market capitalization (billions of Canadian dollars)	$153.7	$131.6	$104.9	$153.7	$104.9
Dividend yield[5]	3.9%	4.5%	5.0%	4.2%	4.4%
Dividend payout ratio	39.5	44.6	98.2	41.9	63.2
Price-earnings ratio[6]	10.9	11.0	10.2	10.9	10.2

Total shareholder return (1 year)[7]	52.1	4.1	(20.6)	52.1	(20.6)
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$2.04	$1.83	$0.85	$3.87	$2.51
Diluted	2.04	1.83	0.85	3.86	2.51
Dividend payout ratio	38.7%	43.2%	92.8%	40.8%	60.8%

Price-earnings ratio[6]	12.6	13.1	9.9	12.6	9.9
Capital ratios
Common Equity Tier 1 Capital ratio[2]	14.2%	13.6%	11.0%	14.2%	11.0%
Tier 1 Capital ratio[2]	15.4	14.8	12.3	15.4	12.3
Total Capital ratio[2]	18.0	17.4	15.3	18.0	15.3

Leverage ratio	4.6	4.5	4.2	4.6	4.2
[1]	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the “Return on Common Equity” and “Return on Tangible Common Equity” sections of this document for an explanation.
[3]	Excludes acquired credit-impaired (ACI) loans.
[4]	Toronto Stock Exchange (TSX) closing market price.
[5]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[6]	Price-earnings ratio is calculated based on a trailing four quarters’ earnings per share (EPS).
[7]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.

HOW WE PERFORMED

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in The Charles Schwab Corporation (“Schwab”); and Wholesale Banking. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had $1.7 trillion in assets on April 30, 2021. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 5

ECONOMIC SUMMARY AND OUTLOOK

The COVID-19 pandemic continues to have a profound impact on the global economy. A successful vaccination campaign globally will be key to sustaining the economic recovery. During this third wave of the pandemic, advanced economies appear to have adapted to restrictions on activity, and the economic disruption from subsequent lockdowns has been less severe than last year. However, until large segments of the population are immunized, including emerging markets where vaccination rates have lagged, the spread of more contagious variants may continue to cause periodic setbacks.

In Europe, a slow start to the vaccination campaign (outside the United Kingdom) saw a third wave of the virus take hold in several countries. It now appears to be subsiding and economic activity in the region is picking up again. Conditions are less favourable in emerging markets, many of which continue to struggle with inadequate vaccine supplies. In China, where progress on vaccination fueled a strong recovery, GDP growth is now moderating, as authorities tighten monetary policy to shift the economy back to a more balanced growth path.

By contrast, the U.S. economy has been a stand-out on the global stage. The vaccination rollout has outpaced that in many peer countries, with the benefits evident in resurgent activity. The economy grew by 6.4% annualized in the first calendar quarter and looks set to accelerate in the second quarter. Several rounds of economic stimulus payments have boosted consumer spending, which grew by 10.7% annualized in the first calendar quarter. Business investment has also been stronger than expected, led by information technology equipment and software investment, reflecting rapid growth in digital adoption. Housing has been another source of strength, as strong demand and limited supply have pushed home price growth into double-digit territory across much of the country.

Fiscal policy is expected to remain supportive. In addition to the US$1.9 trillion American Rescue Plan signed into law in March, the Biden administration has recently proposed additional infrastructure and social spending plans, which it intends to finance in part through higher taxes on corporations and high net worth individuals. It remains to be seen which parts of the plans will pass Congress and when, but the underlying composition of spending has the potential to add to economic momentum in the years ahead.

While acknowledging stronger domestic economic growth, the Federal Reserve has thus far reiterated its commitment to keeping the federal funds rate at the current range of 0.0% to 0.25%. In part, this reflects a deliberate strategy to allow a modest overshoot of the Federal Reserve’s long-run 2% inflation target for a period of time. By the second half of 2022, TD Economics expects the unemployment rate to have returned to near historic lows and inflation to have exceeded the 2% threshold for several quarters. Should this materialize, the Federal Reserve is likely to begin raising its policy rate in the final calendar quarter of 2022, bringing it to a range of 0.25% to 0.50%.

Canada’s economy also appears to have started calendar 2021 on a relatively strong footing, growing at an estimated 5.8% annualized rate. In the months since, much of Canada has been hit hard by a third wave of COVID-19. Thanks to more effective treatments and a vaccination program targeted at more vulnerable groups, death rates have been much lower than in previous rounds of the pandemic. Still, to relieve the pressure on healthcare systems, renewed restrictions on businesses were implemented across much of the country this spring. This is likely to interrupt the labour market recovery in the near-term, but the overall economy is expected to continue growing, as households and businesses have demonstrated greater adaptability during successive waves of the pandemic. Vaccination rates increased during the first calendar quarter and have accelerated since. This should permit some easing in restrictions during the second calendar quarter and beyond. Growth will continue to benefit from government supports for workers and businesses, which were extended until the fall of 2021 in the spring Federal Budget.

The Canadian housing market has been a pillar of strength, even through the third wave of the pandemic. Low mortgage rates continue to spur demand in a tightly supplied market, and an upcoming tightening of mortgage qualification rules may result in some pull forward in demand this spring. Eroding affordability is expected to put some natural limits on demand, but a tight supply of highly sought after detached homes is likely to maintain a solid floor under home prices.

Reflecting the resilience of the Canadian economy and housing market, as well as ongoing support from fiscal policy, the Bank of Canada upgraded its economic forecasts. The central bank now expects economic slack to be absorbed and inflation to be at its 2% goal in the latter half of 2022, versus a previous expectation for 2023. This is consistent with TD Economics’ own forecast. Alongside the Federal Reserve, the Bank of Canada is expected to raise its overnight rate in the final calendar quarter of 2022. With similar policy rates in both countries, TD Economics expects the Canadian dollar to remain in a range of 79-81 U.S. cents over the next two years.

THE BANK’S RESPONSE TO COVID-19

Although economic conditions in Canada and the U.S. are improving, the COVID-19 pandemic continues to have a significant impact on economies around the world. While the commencement of vaccination against COVID-19 constitutes an encouraging development, some uncertainty remains as to the effectiveness, supply and distribution of vaccines, as well as their acceptance by the public, and governments’ ability to inoculate a sufficient proportion of the population quickly enough to enable widespread easing of containment measures and support the transition to a fully reopened economy. It also remains uncertain how effective vaccines will be against new variants of COVID-19, some of which may be more contagious or harmful. TD remains actively engaged with governments, supervisory agencies and public health authorities in the response to COVID-19, guided by the principles of supporting the well-being of its customers and colleagues and maintaining the Bank’s operational and financial resilience.

In fiscal 2020, the Bank offered several forms of direct financial assistance to customers experiencing financial hardship due to COVID-19, including deferral of loan payments. The bulk of this assistance has now largely run its course, except for deferrals of real estate secured loans in the U.S., where the original program allowed deferrals to be extended for up to 12 months. There have been few other customer requests for extensions. As of April 30, 2021, the gross loan balances that remained subject to COVID-related deferral programs was approximately $0.04 billion in Canada ($0.7 billion as at January 31, 2021), primarily reflecting Small Business Banking and Commercial Lending portfolios and US$1.1 billion in the United States (US$1.4 billion as at January 31, 2021), primarily in the Real Estate Secured Lending portfolio. Delinquency rates for customers that have exited deferral are higher than for the broader population but remain low in absolute terms, reflecting the continuation of government support and TD’s proactive outreach to clients. The Bank continues to provide advice and assistance to customers through its usual channels, TD Helps in Canada and TD Cares in the U.S. Any financial relief offered through these channels is not included in the balances disclosed above.

In addition to direct financial assistance, the Bank continues to support programs for individuals and businesses introduced by the Canadian and U.S. governments described below.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000 until December 31, 2022. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. As of April 30, 2021, the Bank had provided approximately 206,000 customers (January 31, 2021 – 194,000) with CEBA loans and had funded approximately $11.0 billion (January 31, 2021 – $9.8 billion) in loans under the program.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 6

U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) implemented by the Small Business Administration (SBA), the Bank provides loans to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans have a 2-year or 5-year term, bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank will be paid by the SBA for any portion of the loan that is forgiven. As of April 30, 2021, the Bank had approximately 98,000 PPP loans outstanding (January 31, 2021 – 79,000) with a gross carrying amount of approximately US$9.8 billion (January 31, 2021 – US$7.5 billion). During the three months ended April 30, 2021, approximately 45,000 new PPP loans (US$3.4 billion) were originated (three months ended January 31, 2021 – nil) and approximately 26,000 PPP loans (US$1.1 billion) were forgiven (three months ended January 31, 2021 – 6,000 PPP loans, US$0.7 billion).

Other Programs

The Bank continues to work with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC) to deliver various other guarantee and co-lending programs for the Bank’s clients. This includes the Highly Affected Sectors Credit Availability Program (HASCAP) Guarantee to provide support to Canadian businesses that have been highly affected by and are facing economic hardship as a result of the COVID-19 pandemic which launched in the second fiscal quarter. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Recovery Benefit (CRB) and Canada Emergency Wage Subsidy (CEWS) through Canada Revenue Agency direct deposit.

HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to the retailers’ U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after the provision for credit losses (PCL). Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Interim Consolidated Statement of Income. The Corporate segment reflects the retailer program partners’ share of revenues and PCL, with an offsetting amount reflecting the partners’ net share recorded in Non-interest expenses. This results in no impact to the Corporate segment reported net income (loss). The U.S. Retail segment reflects only the portion of revenue and PCL attributable to TD under the agreements in its reported net income.

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (“Schwab transaction”). The Bank accounts for its investment in Schwab using the equity method and reports its after-tax share of Schwab’s earnings with a one-month lag. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net interest income	$5,835	$6,030	$6,200	$11,865	$12,369

Non-interest income	4,393	4,782	4,328	9,175	8,768
Total revenue	10,228	10,812	10,528	21,040	21,137
Provision for (recovery of) credit losses	(377)	313	3,218	(64)	4,137
Insurance claims and related expenses	441	780	671	1,221	1,451

Non-interest expenses	5,729	5,784	5,121	11,513	10,588
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,435	3,935	1,518	8,370	4,961
Provision for (recovery of) income taxes	962	827	250	1,789	909

Share of net income from investment in Schwab and TD Ameritrade	222	169	247	391	452
Net income – reported	3,695	3,277	1,515	6,972	4,504

Preferred dividends	65	65	68	130	135
Net income available to common shareholders and non-controlling interests in subsidiaries	$3,630	$3,212	$1,447	$6,842	$4,369
Attributable to:

Common shareholders	$3,630	$3,212	$1,447	$6,842	$4,369

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 7

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Operating results – adjusted
Net interest income	$5,835	$6,030	$6,200	$11,865	$12,369

Non-interest income	4,393	4,782	4,328	9,175	8,768
Total revenue	10,228	10,812	10,528	21,040	21,137
Provision for (recovery of) credit losses	(377)	313	3,218	(64)	4,137
Insurance claims and related expenses	441	780	671	1,221	1,451

Non-interest expenses[2]	5,691	5,744	5,051	11,435	10,448
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,473	3,975	1,588	8,448	5,101
Provision for income taxes	970	836	260	1,806	930

Share of net income from investment in Schwab and TD Ameritrade[3]	272	241	271	513	500
Net income – adjusted	3,775	3,380	1,599	7,155	4,671

Preferred dividends	65	65	68	130	135

Net income available to common shareholders – adjusted	3,710	3,315	1,531	7,025	4,536
Pre-tax adjustments for items of note
Amortization of acquired intangibles[4]	(69)	(74)	(68)	(143)	(138)
Acquisition and integration charges related to the Schwab transaction[5]	(19)	(38)	–	(57)	–
Charges associated with the acquisition of Greystone[2]	–	–	(26)	–	(50)
Less: Impact of income taxes
Amortization of acquired intangibles	(7)	(9)	(9)	(16)	(20)
Acquisition and integration charges related to the Schwab transaction[5]	(1)	–	–	(1)	–

Charges associated with the acquisition of Greystone	–	–	(1)	–	(1)

Total adjustments for items of note	(80)	(103)	(84)	(183)	(167)
Net income available to common shareholders – reported	$3,630	$3,212	$1,447	$6,842	$4,369

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Adjusted non-interest expenses exclude the following items of note related to the Bank’s own asset acquisitions and business combinations:
i.	Amortization of acquired intangibles – Q2 2021: $35 million, Q1 2021: $39 million, Q2 2020: $44 million, Q1 2020: $46 million. These charges are reported in the Corporate segment.
ii.	The Bank’s own integration costs related to the Schwab transaction – Q2 2021: $3 million, Q1 2021: $1 million. These costs are reported in the Corporate segment.
iii.	Charges associated with the acquisition of Greystone – Q2 2020: $26 million, Q1 2020: $24 million. These charges were reported in the Canadian Retail segment.
[3]

Adjusted share of net income from investment in Schwab and TD Ameritrade excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:

i.	Amortization of Schwab and TD Ameritrade-related acquired intangibles – Q2 2021: $34 million, Q1 2021: $35 million, Q2 2020: $24 million, Q1 2020: $24 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q2 2021: $16 million, Q1 2021: $37 million.
[4]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab and TD Ameritrade, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[5]

Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Basic earnings per share – reported	$2.00	$1.77	$0.80	$3.77	$2.42

Adjustments for items of note[2]	0.04	0.06	0.05	0.10	0.09
Basic earnings per share – adjusted	$2.04	$1.83	$0.85	$3.87	$2.51
Diluted earnings per share – reported	$1.99	$1.77	$0.80	$3.76	$2.42

Adjustments for items of note[2]	0.04	0.06	0.05	0.10	0.09
Diluted earnings per share – adjusted	$2.04	$1.83	$0.85	$3.86	$2.51

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
TD Bank, National Association (TD Bank, N.A.)	$8	$9	$14	$17	$31
Schwab and TD Ameritrade[2]	34	35	24	69	48
MBNA Canada	6	7	7	13	14
Aeroplan	7	6	5	13	9

Other	7	8	9	15	16
	62	65	59	127	118

Software and asset servicing rights	107	110	125	217	249
Amortization of intangibles, net of income taxes	$169	$175	$184	$344	$367

[1]

Amortization of intangibles, with the exception of software and asset servicing rights, is included as items of note. For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[2]	Included in Share of net income from investment in Schwab and TD Ameritrade.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 8

Return on Common Equity

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital in fiscal 2021. Capital allocated to the business segments was decreased to 9% CET1 Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020

Average common equity	$89,069	$89,211	$85,603	$89,049	$83,876
Net income available to common shareholders – reported	3,630	3,212	1,447	6,842	4,369

Items of note, net of income taxes[1]	80	103	84	183	167
Net income available to common shareholders – adjusted	$3,710	$3,315	$1,531	$7,025	$4,536
Return on common equity – reported	16.7%	14.3%	6.9%	15.5%	10.5%
Return on common equity – adjusted	17.1	14.7	7.3	15.9	10.9

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Average common equity	$89,069	$89,211	$85,603	$89,049	$83,876
Average goodwill	16,320	16,743	17,531	16,530	17,280
Average imputed goodwill and intangibles on investments in Schwab and TD Ameritrade	6,670	6,903	4,217	6,786	4,160
Average other acquired intangibles[1]	366	407	531	387	548

Average related deferred tax liabilities	(167)	(173)	(265)	(170)	(263)

Average tangible common equity	65,880	65,331	63,589	65,516	62,151
Net income available to common shareholders – reported	3,630	3,212	1,447	6,842	4,369

Amortization of acquired intangibles, net of income taxes[2]	62	65	59	127	118
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,692	3,277	1,506	6,969	4,487

Other items of note, net of income taxes[2]	18	38	25	56	49
Net income available to common shareholders – adjusted	$3,710	$3,315	$1,531	$7,025	$4,536
Return on tangible common equity	23.0%	19.9%	9.6%	21.5%	14.5%

Return on tangible common equity – adjusted	23.1	20.1	9.8	21.6	14.7

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

SIGNIFICANT AND SUBSEQUENT EVENTS, AND PENDING ACQUISITIONS

Acquisition of Wells Fargo’s Canadian Direct Equipment Finance Business

On May 1, 2021, the Bank acquired the Canadian Direct Equipment Finance business of Wells Fargo & Company (“Wells Fargo”) which had a net book value of approximately $1.4 billion, for consideration of approximately $1.5 billion. The acquisition is accounted for as a business combination under the purchase method. On finalization of the purchase price allocation, the excess of accounting consideration over the fair value of the identifiable net assets acquired will be allocated to goodwill. The results of the acquired business will be consolidated from the acquisition date and will be included in the Canadian Retail segment.

Announced Acquisition of Headlands Tech Global Markets, LLC

On March 23, 2021, the Bank and Headlands Tech Holdings, LLC announced a definitive agreement for the Bank to acquire Headlands Tech Global Markets, LLC, a Chicago-based quantitative fixed income trading company. The transaction is expected to close in the second half of calendar 2021, subject to receipt of regulatory approvals and satisfaction of other customary closing conditions. The results of the acquired business will be consolidated from the acquisition date and will be included in the Wholesale Banking segment.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank’s performance for the second quarter of 2021. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section of this document. In addition, a general economic update and a summary of the Bank’s response to the COVID-19 pandemic are explained in the “How We Performed” section of this document.

•	Adjusted diluted earnings per share for the six months ended April 30, 2021, increased 54% from the same period last year.
•	Adjusted ROTCE for the six months ended April 30, 2021, was 21.6%.
•	For the twelve months ended April 30, 2021, the total shareholder return was 52.1% compared to the Canadian peer[1] average of 56.7%.

Net Income

Quarterly comparison – Q2 2021 vs. Q2 2020

Reported net income for the quarter was $3,695 million, an increase of $2,180 million, or 144%, compared with the second quarter last year. The increase reflects lower PCL, and lower insurance claims, partially offset by higher non-interest expenses, and lower revenue. Adjusted net income for the quarter was $3,775 million, an increase of $2,176 million, or 136%.

By segment, the increase in reported net income reflects an increase in Canadian Retail of $1,010 million, an increase in U.S. Retail of $980 million, an increase in Wholesale Banking of $174 million, and a lower net loss in Corporate segment of $16 million.

Quarterly comparison – Q2 2021 vs. Q1 2021

Reported net income for the quarter increased $418 million, or 13%, compared with the prior quarter. The increase reflects lower PCL, and lower insurance claims, partially offset by lower revenue. Adjusted net income for the quarter increased $395 million, or 12%.

By segment, the increase in reported net income reflects an increase in U.S. Retail of $316 million, an increase in Canadian Retail of $145 million, and an increase in Corporate segment of $11 million, partially offset by a decrease in Wholesale Banking of $54 million.

Year-to-date comparison – Q2 2021 vs. Q2 2020

Reported net income of $6,972 million increased $2,468 million, or 55%, compared with the same period last year. The increase reflects lower PCL, and lower insurance claims, partially offset by higher non-interest expenses. Adjusted net income was $7,155 million, an increase of $2,484 million, or 53%, compared with the same period last year.

By segment, the increase in reported net income reflects an increase in Canadian Retail of $1,258 million, an increase in U.S. Retail of $834 million, an increase in Wholesale Banking of $330 million, and a lower net loss in Corporate segment of $46 million.

Net Interest Income

Quarterly comparison – Q2 2021 vs. Q2 2020

Reported Net interest income for the quarter was $5,835 million, a decrease of $365 million, or 6%, compared with the second quarter last year. The decrease reflects lower margins in the Canadian and U.S. Retail segments and the impact of foreign exchange translation, partially offset by volume growth in the personal and commercial banking businesses, and higher trading net interest income.

By segment, the decrease in reported net interest income reflects a decrease in U.S. Retail of $361 million, a decrease in Canadian Retail of $129 million, and a decrease in Corporate segment of $30 million, partially offset by an increase in Wholesale Banking of $155 million.

Quarterly comparison – Q2 2021 vs. Q1 2021

Reported Net interest income for the quarter decreased $195 million, or 3% compared with the prior quarter, primarily reflecting the impact of fewer days in the second quarter and the impact of foreign exchange translation.

By segment, the decrease in reported net interest income reflects a decrease in Canadian Retail of $105 million, a decrease in U.S. Retail of $81 million, and a decrease in Wholesale Banking of $13 million, partially offset by an increase in Corporate segment of $4 million.

Year-to-date comparison – Q2 2021 vs. Q2 2020

Reported Net interest income was $11,865 million, a decrease of $504 million, or 4%, compared with the same period last year. The decrease reflects lower margins in the Canadian and U.S. Retail segments and the impact of foreign exchange translation, partially offset by volume growth in the personal and commercial banking businesses and higher trading net interest income.

By segment, the decrease in reported net interest income reflects a decrease in U.S. Retail of $526 million, a decrease in Canadian Retail of $318 million, and a decrease in Corporate segment of $119 million, partially offset by an increase in Wholesale Banking of $459 million.

Non-Interest Income

Quarterly comparison – Q2 2021 vs. Q2 2020

Reported non-interest income for the quarter was $4,393 million, an increase of $65 million, or 2%, compared with the second quarter last year. The increase reflects higher transaction and fee-based revenue in the wealth and banking businesses, and higher insurance volumes, partially offset by lower trading revenue, and premium rebates for customers in the insurance business.

By segment, the increase in reported non-interest income reflects an increase in U.S. Retail of $172 million, and an increase in Canadian Retail of $168 million, partially offset by a decrease in Wholesale Banking of $259 million, and a decrease in Corporate segment of $16 million.

Quarterly comparison – Q2 2021 vs. Q1 2021

Reported non-interest income for the quarter decreased $389 million, or 8%, compared with the prior quarter. The decrease primarily reflects lower trading revenue, premium rebates for customers in the insurance business, and lower revenue from treasury and balance sheet management activities, partially offset by higher transaction and fee-based revenue in the wealth business.

By segment, the decrease in reported non-interest income reflects a decrease in Canadian Retail of $178 million, a decrease in Wholesale Banking of $140 million, and a decrease in Corporate segment of $81 million, partially offset by an increase in U.S. Retail of $10 million.

[1]	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 10

Year-to-date comparison – Q2 2021 vs. Q2 2020

Reported non-interest income was $9,175 million, an increase of $407 million, or 5%, compared with the same period last year. The increase reflects higher transaction and fee-based revenue in the wealth business, higher revenue from treasury and balance sheet management activities, higher insurance premiums, and a higher valuation on certain investments in the U.S. Retail segment, partially offset by lower trading revenue and premium rebates for customers in the insurance business.

By segment, the increase in reported non-interest income reflects an increase in Canadian Retail of $447 million, an increase in Corporate segment of $140 million, and an increase in U.S. Retail of $119 million, partially offset by a decrease in Wholesale Banking of $299 million.

Provision for Credit Losses

Quarterly comparison – Q2 2021 vs. Q2 2020

PCL for the quarter was a recovery of $377 million, lower by $3,595 million compared with the second quarter last year. PCL – impaired was $381 million, a decrease of $586 million, primarily reflecting the continued impact of government economic support programs on the consumer lending portfolios, and prior year credit migration in the Wholesale lending portfolio. PCL – performing was a recovery of $758 million, lower by $3,009 million, reflecting a performing allowance increase in the prior year, and a release this quarter largely related to an improvement in the economic outlook. Total PCL for the quarter as an annualized percentage of credit volume was -0.21%, a decrease of 197 basis points (bps), compared with the second quarter last year.

By segment, lower PCL is reflected in U.S. Retail of $1,350 million, in Canadian Retail of $1,190 million, in Corporate segment of $618 million, and in Wholesale Banking of $437 million.

Quarterly comparison – Q2 2021 vs. Q1 2021

PCL for the quarter was lower by $690 million, compared with the prior quarter. PCL – impaired was $381 million, a decrease of $85 million, primarily reflected in the U.S. consumer lending portfolios. PCL – performing was a recovery of $758 million, lower by $605 million reflecting a performing allowance release this quarter, largely related to an improvement in the economic outlook. Total PCL for the quarter as an annualized percentage of credit volume was -0.21%, a decrease of 38 bps, compared with the prior quarter.

By segment, lower PCL is reflected in U.S Retail of $348 million, in Canadian Retail of $179 million, in Wholesale Banking of $83 million, and in Corporate segment of $80 million.

Year-to-date comparison – Q2 2021 vs. Q2 2020

PCL was a recovery of $64 million, lower by $4,201 million, compared with the same period last year. PCL – impaired was $847 million, a decrease of $926 million, primarily reflecting the continued impact of government economic support programs on the consumer lending portfolios, and prior year credit migration in the Wholesale lending portfolio. PCL – performing was a recovery of $911 million, lower by $3,275 million, reflecting a performing allowance increase in the prior year, and a release this quarter largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was -0.02%.

By segment, lower PCL is reflected in U.S. Retail of $1,534 million, in Canadian Retail of $1,439 million, in Corporate segment of $794 million, and in Wholesale Banking of $434 million.

TABLE 8:  PROVISION FOR CREDIT LOSSES1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Provision for (recovery of) credit losses – Stage 3 (impaired)
Canadian Retail	$191	$167	$365	$358	$685
U.S. Retail	117	190	287	307	560
Wholesale Banking	12	10	194	22	246

Corporate[2]	61	99	121	160	282
Total provision for (recovery of) credit losses – Stage 3	381	466	967	847	1,773

Provision for (recovery of) credit losses – Stage 1 and Stage 2 (performing)
Canadian Retail	(228)	(25)	788	(253)	859
U.S. Retail	(330)	(55)	850	(385)	896
Wholesale Banking	(75)	10	180	(65)	145

Corporate[2]	(125)	(83)	433	(208)	464
Total provision for (recovery of) credit losses – Stage 1 and Stage 2	(758)	(153)	2,251	(911)	2,364
Total provision for (recovery of) credit losses	$(377)	$313	$3,218	$(64)	$4,137

[1]	Includes PCL for off-balance sheet instruments.
[2]	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.

Insurance claims and related expenses

Quarterly comparison – Q2 2021 vs. Q2 2020

Insurance claims and related expenses for the quarter were $441 million, a decrease of $230 million, or 34%, compared with the second quarter last year reflecting lower current year claims, a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, and more favourable prior years’ claims development.

Quarterly comparison – Q2 2021 vs. Q1 2021

Insurance claims and related expenses for the quarter decreased $339 million, or 43%, compared with the prior quarter, reflecting lower current year claims, a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, and more favourable prior years’ claims development.

Year-to-date comparison – Q2 2021 vs. Q2 2020

Insurance claims and related expenses were $1,221 million, a decrease of $230 million, or 16%, compared with the same period last year, reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, lower current year claims, and more favourable prior years’ claims development.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 11

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q2 2021 vs. Q2 2020

Reported non-interest expenses were $5,729 million, an increase of $608 million, or 12%, compared with the second quarter last year, mainly due to an increase in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, primarily as a result of lower PCL. Non-interest expenses also reflect higher employee-related expenses and store optimization costs, partially offset by the impact of foreign exchange translation, lower legal provisions, and prior year charges related to the Greystone acquisition, which collectively accounted for approximately 1% of the increase. Adjusted non-interest expenses were $5,691 million, an increase of $640 million, or 13%.

By segment, the increase in reported non-interest expenses reflects an increase in Corporate segment of $504 million, an increase in Canadian Retail of $101 million, an increase in Wholesale Banking of $89 million, partially offset by a decrease in U.S. Retail of $86 million.

The Bank’s reported efficiency ratio was 56.0% compared to 48.6% in the second quarter last year. The Bank’s adjusted efficiency ratio was 55.6%, compared with 48.0% in the second quarter last year.

Quarterly comparison – Q2 2021 vs. Q1 2021

Reported non-interest expenses for the quarter decreased $55 million, or 1%, compared with the prior quarter. Adjusted non-interest expenses decreased $53 million, or 1%.

By segment, the decrease in reported non-interest expenses reflects a decrease in U.S. Retail of $94 million, and a decrease in Wholesale Banking of $6 million, partially offset by an increase in Corporate segment of $10 million, and an increase in Canadian Retail of $35 million.

The Bank’s reported efficiency ratio was 56.0% compared with 53.5% in the prior quarter. The Bank’s adjusted efficiency ratio was 55.6%, compared with 53.1% in the prior quarter.

Year-to-date comparison – Q2 2021 vs. Q2 2020

Reported non-interest expenses of $11,513 million increased $925 million, or 9%, compared with the same period last year, mainly due to an increase in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, primarily as a result of lower PCL. Non-interest expenses also reflect higher employee-related expenses and store optimization costs, partially offset by the impact of foreign exchange translation, lower discretionary spend, and prior year charges related to the Greystone acquisition, which collectively accounted for approximately 2% of the increase. On an adjusted basis, non-interest expenses were $11,435 million, an increase of $987 million, or 9%.

By segment, the increase in reported non-interest expenses reflects an increase in Corporate segment of $649 million, an increase in Wholesale Banking of $148 million, an increase in Canadian Retail of $119 million, and an increase in U.S. Retail of $9 million.

The Bank’s reported efficiency ratio was 54.7%, compared with 50.1% in the same period last year. The Bank’s adjusted efficiency ratio was 54.4%, compared with 49.4% in the same period last year.

Income Taxes

As discussed in the “How the Bank Reports” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank’s effective income tax rate on a reported basis was 21.7% for the current quarter, compared with 16.5% in the second quarter last year and 21.0% in the prior quarter. The year-over-year and quarter-over-quarter increases primarily reflect the impact of higher pre-tax income.

The Bank’s adjusted effective tax rate was 21.7% for the quarter, higher than 16.4% in the second quarter last year and higher than 21.0% in the prior quarter. The year-over-year and quarter-over-quarter increases primarily reflect the impact of higher pre-tax income.

TABLE 9: INCOME TAXES

(millions of Canadian dollars, except as noted)	For the three months ended						For the six months ended
	April 30 2021		January 31 2021		April 30 2020		April 30 2021		April 30 2020
Income taxes at Canadian statutory income tax rate	$1,164	26.3%	$1,033	26.3%	$400	26.4%	$2,197	26.3%	$1,308	26.4%
Increase (decrease) resulting from:
Dividends received	(31)	(0.7)	(31)	(0.8)	(30)	(2.0)	(62)	(0.7)	(62)	(1.2)
Rate differentials on international operations[1]	(181)	(4.1)	(181)	(4.6)	(145)	(9.6)	(362)	(4.3)	(381)	(7.7)

Other	10	0.2	6	0.1	25	1.7	16	0.1	44	0.8
Provision for income taxes and effective income tax rate – reported	$962	21.7%	$827	21.0%	$250	16.5%	$1,789	21.4%	$909	18.3%
Total adjustments for items of note[2]	8		9		10		17		21
Provision for income taxes and effective income tax rate – adjusted[3,4]	$970	21.7%	$836	21.0%	$260	16.4%	$1,806	21.4%	$930	18.2%

[1]	These amounts reflect tax credits as well as international business mix.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[3]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[4]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 12

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items.

TABLE 10: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the six months ended
	April 30, 2021 vs. April 30, 2020 Increase (Decrease)	April 30, 2021 vs. April 30, 2020 Increase (Decrease)
U.S. Retail Bank
Total revenue	$(244)	$(307)
Non-interest expenses	(149)	(188)
Net income – after-tax	(100)	(119)
Share of net income from investment in Schwab[1]	(14)	(18)
U.S. Retail segment net income	(114)	(137)
Earnings per share (Canadian dollars)
Basic	$(0.06)	$(0.08)

Diluted	(0.06)	(0.08)

[1]	Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the six months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020

U.S. dollar	$0.794	$0.726	$0.786	$0.743

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document including the Bank’s response to COVID-19, the “Business Focus” section in the Bank’s 2020 MD&A, and Note 29 Segmented Information of the Bank’s Consolidated Financial Statements for the year ended October 31, 2020.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $37 million, compared with $42 million in the prior quarter and $30 million in the second quarter last year.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 11:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net interest income	$2,873	$2,978	$3,002	$5,851	$6,169

Non-interest income	3,189	3,367	3,021	6,556	6,109
Total revenue	6,062	6,345	6,023	12,407	12,278
Provision for (recovery of) credit losses – impaired	191	167	365	358	685

Provision for (recovery of) credit losses – performing	(228)	(25)	788	(253)	859
Total provision for (recovery of) credit losses	(37)	142	1,153	105	1,544
Insurance claims and related expenses	441	780	671	1,221	1,451
Non-interest expenses – reported	2,689	2,654	2,588	5,343	5,224
Non-interest expenses – adjusted[1]	2,689	2,654	2,562	5,343	5,174
Provision for (recovery of) income taxes – reported	787	732	439	1,519	1,098

Provision for (recovery of) income taxes – adjusted[1]	787	732	440	1,519	1,099
Net income – reported	2,182	2,037	1,172	4,219	2,961
Net income – adjusted[1]	$2,182	$2,037	$1,197	$4,219	$3,010

Selected volumes and ratios
Return on common equity – reported[2]	51.3%	46.0%	27.2%	48.6%	32.4%
Return on common equity – adjusted[1,2]	51.3	46.0	27.8	48.6	33.0
Net interest margin (including on securitized assets)	2.61	2.65	2.83	2.63	2.88
Efficiency ratio – reported	44.4	41.8	43.0	43.1	42.5

Efficiency ratio – adjusted[1]	44.4	41.8	42.5	43.1	42.1
Assets under administration (billions of Canadian dollars)	$514	$484	$406	$514	$406

Assets under management (billions of Canadian dollars)	397	380	346	397	346
Number of Canadian retail branches	1,085	1,087	1,087	1,085	1,087

Average number of full-time equivalent staff	41,064	40,714	40,712	40,886	41,056

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 13

Quarterly comparison – Q2 2021 vs. Q2 2020

Canadian Retail reported net income for the quarter was $2,182 million, an increase of $1,010 million, or 86%, compared with the second quarter last year, reflecting lower PCL and insurance claims. On an adjusted basis, net income increased $985 million, or 82%. The reported and adjusted annualized ROE for the quarter was 51.3%, compared with 27.2% and 27.8%, respectively, in the second quarter last year.

Canadian Retail revenue is derived from the personal and business banking, wealth, and insurance businesses. Revenue for the quarter was $6,062 million, an increase of $39 million, or 1%, compared with the second quarter last year.

Net interest income was $2,873 million, a decrease of $129 million, or 4%, compared with the second quarter last year, reflecting lower deposit margins, partially offset by volume growth. Average loan volumes increased $20 billion, or 5%, reflecting 5% growth in personal loans and 2% growth in business loans. Average deposit volumes increased $72 billion, or 20%, reflecting 14% growth in personal deposits, 27% growth in business deposits, and 29% growth in wealth deposits. Net interest margin was 2.61%, a decrease of 22 basis points (bps), reflecting lower interest rates.

Non-interest income was $3,189 million, an increase of $168 million, or 6%, reflecting higher transaction and fee-based revenue in the wealth and banking businesses and higher insurance volumes, partially offset by premium rebates for customers in the insurance business and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.

Assets under administration (AUA) were $514 billion as at April 30, 2021, an increase of $108 billion, or 27%, compared with the second quarter last year, reflecting market appreciation and new asset growth. Assets under management (AUM) were $397 billion as at April 30, 2021, an increase of $51 billion, or 15%, compared with the second quarter last year, reflecting market appreciation and new asset growth.

PCL was a recovery of $37 million, lower by $1,190 million compared with the second quarter last year. PCL – impaired for the quarter was $191 million, a decrease of $174 million, or 48%, primarily reflected in the consumer lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of $228 million, lower by $1,016 million, reflecting a performing allowance increase in the prior year, and a release this quarter largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was -0.03%, or a decrease of 110 bps compared with the second quarter last year.

Insurance claims and related expenses for the quarter were $441 million, a decrease of $230 million, or 34%, compared with the second quarter last year reflecting lower current year claims, a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, and more favourable prior years’ claims development.

Reported non-interest expenses for the quarter were $2,689 million, an increase of $101 million, or 4%, compared with the second quarter last year, reflecting higher volume-driven expenses and employee-related expenses, partially offset by prior year charges related to the Greystone acquisition. On an adjusted basis, non-interest expenses increased $127 million, or 5%, compared with the second quarter last year.

The reported and adjusted efficiency ratio for the quarter was 44.4%, compared with 43.0% and 42.5%, respectively, in the second quarter last year.

Quarterly comparison – Q2 2021 vs. Q1 2021

Canadian Retail net income for the quarter increased $145 million, or 7%, compared with the prior quarter, reflecting lower insurance claims and PCL, partially offset by lower revenue. The annualized ROE for the quarter was 51.3%, compared with 46.0%, in the prior quarter.

Revenue decreased $283 million, or 4%, compared with the prior quarter. Net interest income decreased $105 million, or 4%, largely reflecting fewer days in the second quarter and lower deposit margins, partially offset by volume growth. Average loan volumes increased $6 billion, or 1%, reflecting 1% growth in personal loans and 2% growth in business loans. Average deposit volumes increased $9 billion, or 2%, reflecting 1% growth in personal deposits, 3% growth in business deposits, and 4% growth in wealth deposits. Net interest margin was 2.61%, a decrease of 4 bps, reflecting changes in asset mix and the ongoing impact of the low interest rate environment.

Non-interest income decreased $178 million, or 5%, reflecting impact of premium rebates for customers in the insurance business and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, partially offset by higher transaction revenue in the wealth business.

AUA increased $30 billion, or 6%, and AUM increased $17 billion, or 4%, compared with the prior quarter, reflecting market appreciation and new asset growth.

PCL was lower by $179 million compared with the prior quarter. PCL – impaired increased $24 million, or 14%, primarily reflected in the commercial lending portfolios. PCL – performing was a recovery of $228 million, lower by $203 million, primarily reflecting an allowance release in the consumer and commercial lending portfolios this quarter, largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was -0.03%, or a decrease of 15 bps.

Insurance claims and related expenses for the quarter decreased $339 million, or 43%, compared with the prior quarter, reflecting lower current year claims, a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, and more favourable prior years’ claims development.

Non-interest expenses increased $35 million, or 1%, compared with the prior quarter.

The efficiency ratio was 44.4%, compared with 41.8%, in the prior quarter.

Year-to-date comparison – Q2 2021 vs. Q2 2020

Canadian Retail reported net income for the six months ended April 30, 2021, was $4,219 million, an increase of $1,258 million, or 42%, compared with same period last year. The increase in earnings reflects lower PCL and insurance claims. On an adjusted basis, net income for the period was $4,219 million, an increase of $1,209 million, or 40%. The reported and adjusted annualized ROE for the period was 48.6%, compared with 32.4% and 33.0%, respectively, in the same period last year.

Revenue for the period was $12,407 million, an increase of $129 million, or 1%, compared with same period last year. Net interest income decreased $318 million, or 5%, reflecting lower deposit margins, partially offset by volume growth. Average loan volumes increased $19 billion, or 4%, reflecting 5% growth in personal loans and 3% growth in business loans. Average deposit volumes increased $73 billion, or 20%, reflecting 15% growth in personal deposits, 26% growth in business deposits, and 36% growth in wealth deposits. Net interest margin was 2.63%, a decrease of 25 bps, reflecting the ongoing impact of the low interest rate environment.

Non-interest income increased $447 million, or 7%, reflecting higher transaction and fee-based revenue in the wealth business and higher insurance volumes, partially offset by impact of premium rebates for customers in the insurance business and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.

PCL was $105 million, lower by $1,439 million, compared with the same period last year. PCL – impaired was $358 million, a decrease of $327 million, or 48%, primarily reflected in the consumer lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of $253 million, lower by $1,112 million, reflecting a performing allowance increase in the prior year, and a release this period largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was 0.05%, or a decrease of 66 bps.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 14

Insurance claims and related expenses were $1,221 million, a decrease of $230 million, or 16%, compared with the same period last year, reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, lower current year claims, and more favourable prior years’ claims development.

Reported non-interest expenses were $5,343 million, an increase of $119 million, or 2%, compared with the same period last year. The increase primarily reflects higher volume-driven expenses and employee-related expenses, partially offset by prior year charges related to the Greystone acquisition. On an adjusted basis, non-interest expenses were $5,343 million, an increase of $169 million or 3%.

The reported and adjusted efficiency ratios for the period were 43.1%, compared with 42.5% and 42.1%, respectively, for the same period last year.

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the six months ended
Canadian Dollars	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net interest income	$1,950	$2,031	$2,311	$3,981	$4,507

Non-interest income	663	653	491	1,316	1,197
Total revenue	2,613	2,684	2,802	5,297	5,704
Provision for (recovery of) credit losses – impaired	117	190	287	307	560

Provision for (recovery of) credit losses – performing	(330)	(55)	850	(385)	896
Total provision for (recovery of) credit losses	(213)	135	1,137	(78)	1,456
Non-interest expenses	1,594	1,688	1,680	3,282	3,273

Provision for (recovery of) income taxes	162	70	(117)	232	(72)
U.S. Retail Bank net income	1,070	791	102	1,861	1,047

Share of net income from investment in Schwab and TD Ameritrade[1,2]	246	209	234	455	435
Net income	$1,316	$1,000	$336	$2,316	$1,482

U.S. Dollars
Net interest income	$1,548	$1,579	$1,679	$3,127	$3,347

Non-interest income	528	507	358	1,035	894
Total revenue	2,076	2,086	2,037	4,162	4,241
Provision for (recovery of) credit losses – impaired	91	147	208	238	416

Provision for (recovery of) credit losses – performing	(264)	(44)	606	(308)	641
Total provision for (recovery of) credit losses	(173)	103	814	(70)	1,057
Non-interest expenses	1,267	1,313	1,218	2,580	2,428

Provision for (recovery of) income taxes	129	55	(82)	184	(48)
U.S. Retail Bank net income	853	615	87	1,468	804

Share of net income from investment in Schwab and TD Ameritrade[1,2]	194	161	174	355	326
Net income	$1,047	$776	$261	$1,823	$1,130

Selected volumes and ratios
Return on common equity[3]	13.9%	9.8%	3.7%	11.8%	7.6%
Net interest margin[4]	2.15	2.24	2.93	2.20	3.00

Efficiency ratio	61.0	62.9	59.8	62.0	57.3
Assets under administration (billions of U.S. dollars)	$27	$26	$21	$27	$21

Assets under management (billions of U.S. dollars)	44	43	38	44	38
Number of U.S. retail stores	1,141	1,223	1,220	1,141	1,220

Average number of full-time equivalent staff	25,892	26,333	26,389	26,116	26,325

[1]	The Bank’s share of Schwab’s and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 7 of the Interim Consolidated Financial Statements for further details.
[2]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[3]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.
[4]

Net interest margin excludes the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q2 2021 vs. Q2 2020

U.S. Retail net income for the quarter was $1,316 million (US$1,047 million), an increase of $980 million (US$786 million), compared with the second quarter last year. The annualized ROE for the quarter was 13.9%, compared with 3.7%, in the second quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab was $1,070 million (US$853 million) and $246 million (US$194 million), respectively.

The contribution from Schwab of US$194 million increased US$20 million, or 11%, compared with the contribution from TD Ameritrade in the second quarter last year.

U.S. Retail Bank net income of US$853 million increased US$766 million, primarily reflecting lower PCL and higher revenue, partially offset by higher expenses.

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,076 million, an increase of US$39 million, or 2%, compared with the second quarter last year. Net interest income decreased US$131 million, or 8%, as lower deposit margins more than offset growth in deposit volumes and PPP loans. Net interest margin was 2.15%, a decrease of 78 bps, reflecting continued deposit margin compression and balance sheet mix. Non-interest income increased US$170 million, or 47%, primarily reflecting higher valuation of certain investments, fee income growth from increased customer activity, and higher gains on the sale of mortgage loans.

Average loan volumes increased US$2 billion, or 1%, compared with the second quarter last year. Personal loans decreased 1%, primarily reflecting lower card balances. Business loans increased 3%, primarily as a result of PPP originations. Excluding PPP loans, average business loan volumes decreased US$5 billion, or 6%, reflecting paydowns and lower line usage on commercial loans. Average deposit volumes increased US$72 billion, or 23%, reflecting a 33% increase in business deposits, a 23% increase in personal deposits, and an 18% increase in sweep deposits.

AUA were US$27 billion as at April 30, 2021, an increase of US$6 billion, or 29%, compared with the second quarter last year, reflecting net asset growth. AUM were US$44 billion as at April 30, 2021, an increase of US$6 billion, or 16%, compared with the second quarter last year, reflecting market appreciation, partially offset by net asset outflows.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 15

PCL for the quarter was a recovery of US$173 million, lower by US$987 million compared with the second quarter last year. PCL – impaired was US$91 million, a decrease of US$117 million, or 56%, primarily reflected in the consumer lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of US$264 million, lower by US$870 million, reflecting a performing allowance increase in the prior year, and a release this quarter largely related to an improvement in the economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.41%, a decrease of 244 bps, compared with the second quarter last year.

Non-interest expenses for the quarter were US$1,267 million, an increase of US$49 million, or 4%, compared with the second quarter last year, primarily reflecting US$49 million in store optimization costs, and higher employee-related expenses, partially offset by lower legal provisions.

The efficiency ratio for the quarter was 61.0%, compared with 59.8%, in the second quarter last year.

Quarterly comparison – Q2 2021 vs. Q1 2021

U.S. Retail net income of $1,316 million (US$1,047 million) increased $316 million (US$271 million), or 32% (35% in U.S. dollars) compared with the prior quarter. The annualized ROE for the quarter was 13.9%, compared with 9.8% in the prior quarter.

The contribution from Schwab of US$194 million increased US$33 million, or 20%, primarily reflecting elevated trading volumes and client asset growth, partially offset by higher volume-related expenses and net interest margin compression.

U.S. Retail Bank net income of US$853 million increased US$238 million, or 39%, compared with the prior quarter, primarily reflecting lower PCL.

Revenue for the quarter decreased US$10 million compared with the prior quarter. Net interest income decreased US$31 million, or 2%, reflecting fewer days in the second quarter, partially offset by accelerated fee amortization from PPP loan forgiveness. Net interest margin was 2.15%, a decrease of 9 bps primarily reflecting balance sheet mix. Non-interest income increased US$21 million, or 4%, primarily reflecting higher valuation of certain investments.

Average loan volumes decreased US$2 billion, or 1%, compared with the prior quarter. Personal loans decreased 3%, primarily reflecting lower credit card balances and paydowns of residential mortgages. Business loans were flat, as growth in PPP originations was offset by paydowns and lower line usage on commercial loans. Average deposit volumes increased US$10 billion, or 3%, reflecting a 6% increase in personal deposits, and a 3% increase in business deposits.

AUA were US$27 billion as at April 30, 2021, an increase of US$1 billion, or 4%, compared with the prior quarter, reflecting net asset growth. AUM were US$44 billion as at April 30, 2021, an increase of US$1 billion, or 2%, reflecting market appreciation, partially offset by net asset outflows.

PCL was lower by US$276 million compared with the prior quarter. PCL – impaired decreased US$56 million, primarily reflected in the consumer lending portfolios. PCL – performing was a recovery of US$264 million, lower by US$220 million, primarily reflecting an allowance release in the commercial and consumer lending portfolios this quarter, largely related to an improvement in the economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.41%, or a decrease of 66 bps.

Non-interest expenses for the quarter were US$1,267 million, a decrease of US$46 million, or 4%, primarily reflecting lower store optimization costs.

The efficiency ratio for the quarter was 61.0%, compared with 62.9% in the prior quarter.

Year-to-date comparison – Q2 2021 vs. Q2 2020

U.S. Retail net income for the six months ended April 30, 2021, was $2,316 million (US$1,823 million), an increase of $834 million (US$693 million), or 56% (61% in U.S. dollars), compared with the same period last year. The annualized ROE for the period was 11.8%, compared with 7.6%, in the same period last year. Net income from the U.S. Retail Bank and the Bank’s investment in Schwab was $1,861 million (US$1,468 million) and $455 million (US$355 million), respectively.

The contribution from Schwab was US$355 million, an increase of US$29 million, or 9%, compared with the contribution from TD Ameritrade for the same period last year.

U.S. Retail Bank net income for the period was US$1,468 million, an increase of US$664 million, or 83%, compared with the same period last year, reflecting lower PCL and higher non-interest income, partially offset by a decrease in net interest income.

Revenue for the period was US$4,162 million, a decrease of US$79 million, or 2%, compared with same period last year. Net interest income decreased US$220 million, or 7%, as lower deposit margins more than offset income from PPP loans and higher deposit volumes. Net interest margin was 2.20%, a decrease of 80 bps, primarily reflecting deposit margin compression and balance sheet mix. Non-interest income increased US$141 million, or 16%, reflecting higher valuation of certain investments and higher gains on the sale of mortgage loans.

Average loan volumes increased US$5 billion, or 3%, compared with the same period last year. Personal loans were flat. Business loans increased 6%, primarily as a result of PPP originations. Excluding PPP loans, average business loan volumes decreased 3%, reflecting paydowns and lower line usage on commercial loans. Average deposit volumes increased US$80 billion, or 27%, reflecting a 35% increase in business deposit volumes, a 27% increase in sweep deposit volumes, and a 22% increase in personal deposit volumes.

PCL was a recovery of US$70 million, lower by US$1,127 million compared with the same period last year. PCL – impaired was US$238 million, a decrease of US$178 million, or 43%, primarily reflected in the consumer lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of US$308 million, lower by US$949 million, reflecting a performing allowance increase in the prior year, and a release this period largely related to an improvement in the economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.11%, a decrease of 144 bps.

Non-interest expenses for the period were US$2,580 million, an increase of US$152 million, or 6%, compared with the same period last year, reflecting US$125 million in store optimization costs as well as higher employee-related expenses, partially offset by lower legal provisions and productivity savings.

The efficiency ratio for the period was 62.0%, compared with 57.3%, for the same period last year.

THE CHARLES SCHWAB CORPORATION

Refer to Note 7, Investment in Associates and Joint Ventures of the Bank’s Interim Consolidated Financial Statements for further information on Schwab.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 16

TABLE 13:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net interest income (TEB)	$648	$661	$493	$1,309	$850

Non-interest income	509	649	768	1,158	1,457
Total revenue	1,157	1,310	1,261	2,467	2,307
Provision for (recovery of) credit losses – impaired	12	10	194	22	246

Provision for (recovery of) credit losses – performing	(75)	10	180	(65)	145
Total provision for (recovery of) credit losses	(63)	20	374	(43)	391
Non-interest expenses	705	711	616	1,416	1,268

Provision for (recovery of) income taxes (TEB)	132	142	62	274	158
Net income	$383	$437	$209	$820	$490

Selected volumes and ratios
Trading-related revenue (TEB)	$558	$744	$625	$1,302	$1,237
Average gross lending portfolio (billions of Canadian dollars)[1]	60.3	58.7	65.5	59.5	60.3
Return on common equity[2]	20.0%	21.3%	10.4%	20.7%	12.2%

Efficiency ratio	60.9	54.3	48.9	57.4	55.0
Average number of full-time equivalent staff	4,757	4,678	4,549	4,717	4,533

[1]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Quarterly comparison – Q2 2021 vs. Q2 2020

Wholesale Banking net income for the quarter was $383 million, an increase of $174 million, or 83%, compared with the second quarter last year, reflecting lower PCL, partially offset by lower revenue and higher non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,157 million, a decrease of $104 million, or 8%, compared with the second quarter last year, primarily reflecting lower trading-related revenue and lower debt underwriting, partially offset by higher advisory fees.

PCL for the quarter was a recovery of $63 million, lower by $437 million compared with the second quarter last year. PCL – impaired was $12 million, a decrease of $182 million primarily reflecting credit migration in the prior year. PCL – performing was a recovery of $75 million, lower by $255 million, primarily reflecting a performing allowance increase in the prior year, and a release this quarter largely related to an improvement in the economic outlook.

Non-interest expenses were $705 million, an increase of $89 million, or 14%, compared with the second quarter last year, primarily reflecting higher variable compensation.

Quarterly comparison – Q2 2021 vs. Q1 2021

Wholesale Banking net income for the quarter was $383 million, a decrease of $54 million, or 12%, compared with the prior quarter, reflecting lower revenue, partially offset by lower PCL and lower non-interest expenses.

Revenue for the quarter decreased $153 million, or 12%, primarily reflecting lower trading-related revenue, partially offset by higher other revenue.

PCL was lower by $83 million. PCL – impaired was $12 million, an increase of $2 million. PCL – performing was a recovery of $75 million, lower by $85 million primarily reflecting an allowance release this quarter largely related to an improvement in the economic outlook.

Non-interest expenses for the quarter decreased $6 million, or 1%.

Year-to-date comparison – Q2 2021 vs. Q2 2020

Wholesale Banking net income for the six months ended April 30, 2021 was $820 million, an increase of $330 million, or 67%, compared with the same period last year, reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses.

Revenue was $2,467 million, an increase of $160 million, or 7%, compared with the same period last year, reflecting higher trading-related revenue, higher loan fees, higher equity underwriting fees, and higher advisory fees, partially offset by lower other revenue.

PCL was a recovery of $43 million, lower by $434 million compared with the same period last year. PCL – impaired was $22 million, lower by $224 million primarily reflecting credit migration in the prior year. PCL – performing was a recovery of $65 million, lower by $210 million primarily reflecting performing allowance increase in the prior year, and a release this year largely related to an improvement in the economic outlook.

Non-interest expenses were $1,416 million, an increase of $148 million, or 12%, compared with the same period last year, reflecting higher variable compensation.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 17

TABLE 14:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net income (loss) – reported	$(186)	$(197)	$(202)	$(383)	$(429)
Adjustments for items of note[1]
Amortization of acquired intangibles before income taxes	69	74	68	143	138
Acquisition and integration charges related to the Schwab transaction	19	38	–	57	–

Less: impact of income taxes	8	9	9	17	20
Net income (loss) – adjusted	$(106)	$(94)	$(143)	$(200)	$(311)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(186)	$(182)	$(199)	$(368)	$(378)

Other	80	88	56	168	67
Net income (loss) – adjusted	$(106)	$(94)	$(143)	$(200)	$(311)
Selected volumes

Average number of full-time equivalent staff	17,736	17,720	17,833	17,728	17,644
[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q2 2021 vs. Q2 2020

Corporate segment’s reported net loss for the quarter was $186 million, compared with a reported net loss of $202 million in the second quarter last year. The year-over-year decrease reflects a higher contribution from other items and lower net corporate expenses, partially offset by acquisition and integration charges related to the Schwab transaction. The increase in other items primarily reflects higher revenue from treasury and balance sheet management activities this quarter. Net corporate expenses decreased $13 million compared to the same quarter last year. The adjusted net loss for the quarter was $106 million, compared with an adjusted net loss of $143 million in the second quarter last year.

Quarterly comparison – Q2 2021 vs. Q1 2021

Corporate segment’s reported net loss for the quarter was $186 million, compared with a reported net loss of $197 million in the prior quarter. The quarter-over-quarter decrease reflects lower acquisition and integration charges related to the Schwab transaction, partially offset by a smaller contribution from other items and higher net corporate expenses. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities this quarter. Net corporate expenses increased $4 million compared to the prior quarter. The adjusted net loss for the quarter was $106 million, compared with an adjusted net loss of $94 million in the prior quarter.

Year-to-date comparison – Q2 2021 vs. Q2 2020

Corporate segment’s reported net loss for the six months ended April 30, 2021 was $383 million, compared with a reported net loss of $429 million in the same period last year. The $46 million decrease primarily reflects a higher contribution from other items, partially offset by acquisition and integration charges related to the Schwab transaction. Other items increased $101 million, largely reflecting higher revenue from treasury and balance sheet management activities and an unfavourable adjustment relating to hedge accounting in the prior period. Net corporate expenses decreased $10 million compared to the same period last year. Adjusted net loss for the six months ended April 30, 2021 was $200 million, compared with an adjusted net loss of $311 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 18

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 15:  QUARTERLY RESULTS1

(millions of Canadian dollars, except as noted)				For the three months ended
		2021				2020		2019
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Net interest income	$5,835	$6,030	$6,027	$6,101	$6,200	$6,169	$6,066	$5,980

Non-interest income	4,393	4,782	5,817	4,564	4,328	4,440	4,274	4,519
Total revenue	10,228	10,812	11,844	10,665	10,528	10,609	10,340	10,499
Provision for (recovery of) credit losses	(377)	313	917	2,188	3,218	919	891	655
Insurance claims and related expenses	441	780	630	805	671	780	705	712
Non-interest expenses	5,729	5,784	5,709	5,307	5,121	5,467	5,543	5,374
Provision for (recovery of) income taxes	962	827	(202)	445	250	659	646	813

Share of net income from investment in Schwab and TD Ameritrade	222	169	353	328	247	205	301	303
Net income – reported	3,695	3,277	5,143	2,248	1,515	2,989	2,856	3,248
Pre-tax adjustments for items of note[2]
Amortization of acquired intangibles	69	74	61	63	68	70	74	75
Acquisition and integration charges related to the Schwab transaction	19	38	–	–	–	–	–	–
Net gain on sale of the investment in TD Ameritrade	–	–	(1,421)	–	–	–	–	–

Charges associated with the acquisition of Greystone	–	–	25	25	26	24	30	26
Total pre-tax adjustments for items of note	88	112	(1,335)	88	94	94	104	101

Less: Impact of income taxes	8	9	838	9	10	11	14	11
Net income – adjusted	3,775	3,380	2,970	2,327	1,599	3,072	2,946	3,338

Preferred dividends	65	65	64	68	68	67	68	62
Net income available to common shareholders – adjusted	$3,710	$3,315	$2,906	$2,259	$1,531	$3,005	$2,878	$3,276

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$2.00	$1.77	$2.80	$1.21	$0.80	$1.61	$1.54	$1.75
Adjusted	2.04	1.83	1.60	1.25	0.85	1.66	1.59	1.79
Diluted earnings per share
Reported	1.99	1.77	2.80	1.21	0.80	1.61	1.54	1.74
Adjusted	2.04	1.83	1.60	1.25	0.85	1.66	1.59	1.79
Return on common equity – reported	16.7%	14.3%	23.3%	10.0%	6.9%	14.2%	13.6%	15.8%
Return on common equity – adjusted	17.1	14.7	13.3	10.4	7.3	14.6	14.0	16.2
(billions of Canadian dollars, except as noted)
Average earning assets	$1,536	$1,563	$1,531	$1,494	$1,374	$1,292	$1,264	$1,240

Net interest margin	1.56%	1.53%	1.57%	1.62%	1.83%	1.90%	1.90%	1.91%

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document. For further explanations of items of note for the quarters ended July 31, 2020, January 31, 2020, and July 31, 2019, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of the Report to Shareholders for such quarter. For further explanations of items of note for the quarters ended October 31, 2020 and October 31, 2019, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of the earnings news release for the three months and twelve months ended October 31, 2020 and October 31, 2019, issued on December 3, 2020 and December 5, 2019, respectively.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 19

BALANCE SHEET REVIEW

TABLE 16:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	April 30, 2021	October 31, 2020
Assets
Cash and Interest-bearing deposits with banks	$194,127	$170,594
Trading loans, securities, and other	141,490	148,318
Non-trading financial assets at fair value through profit or loss	9,215	8,548
Derivatives	53,621	54,242
Financial assets designated at fair value through profit or loss	4,832	4,739
Financial assets at fair value through other comprehensive income	89,599	103,285
Debt securities at amortized cost, net of allowance for credit losses	215,905	227,679
Securities purchased under reverse repurchase agreements	155,375	169,162
Loans, net of allowance for loan losses	708,436	717,523
Investment in Schwab	10,697	12,174

Other	85,761	99,601

Total assets	$1,669,058	$1,715,865
Liabilities
Trading deposits	$33,679	$19,177
Derivatives	58,019	53,203
Financial liabilities designated at fair value through profit or loss	66,253	59,665
Deposits	1,118,488	1,135,333
Obligations related to securities sold under repurchase agreements	148,326	188,876
Subordinated notes and debentures	11,269	11,477

Other	138,509	152,635

Total liabilities	1,574,543	1,620,366

Total equity	94,515	95,499
Total liabilities and equity	$1,669,058	$1,715,865

Total assets were $1,669 billion as at April 30, 2021, a decrease of $47 billion, or 3%, from October 31, 2020, primarily reflecting the impact of foreign exchange translation from the appreciation in the Canadian dollar which decreased total assets by $61 billion, or approximately 4%.

The decrease reflects securities purchased under reverse repurchase agreements of $14 billion, financial assets at fair value through other comprehensive income (FVOCI) of $14 billion, debt securities at amortized cost (DSAC), net of allowance for credit losses, of $12 billion, loans, net of allowances for loan losses of $9 billion, trading loans, securities, and other of $7 billion, investment in Schwab of $1 billion, derivatives of $1 billion and other assets of $14 billion. The decrease was partially offset by an increase in cash and interest-bearing deposits with banks of $24 billion and non-trading financial assets at fair value through profit or loss (FVTPL) of $1 billion.

Cash and interest-bearing deposits with banks increased $24 billion reflecting maturities of securities, growth in customer deposits and cash management activities, partially offset by the impact of foreign exchange translation.

Trading loans, securities, and other decreased $7 billion reflecting a decrease in government-related securities and the impact of foreign exchange translation, partially offset by an increase in equity securities.

Non-trading financial assets at fair value through profit or loss increased $1 billion reflecting new investments.

Derivatives decreased $1 billion reflecting changes in mark-to-market values of foreign exchange and interest rate contracts.

Financial assets at fair value through other comprehensive income decreased $14 billion reflecting maturities and the impact of foreign exchange translation, partially offset by new investments.

Debt securities at amortized cost, net of allowance for credit losses decreased $12 billion primarily reflecting the impact of foreign exchange translation and maturities, partially offset by new investments.

Securities purchased under reverse repurchase agreements decreased $14 billion reflecting a decrease in volume and the impact of foreign exchange translation.

Loans, net of allowance for loan losses decreased $9 billion primarily reflecting the impact of foreign exchange translation, partially offset by growth in residential mortgages.

Investment in Schwab decreased $1 billion primarily reflecting the impact of foreign exchange translation.

Other assets decreased $14 billion primarily reflecting a decrease in amounts receivable from brokers, dealers and clients reflecting lower volumes of pending trades, and the impact of foreign exchange translation.

Total liabilities were $1,575 billion as at April 30, 2021, a decrease of $46 billion, or 3%, from October 31, 2020, primarily reflecting the impact of foreign exchange translation from the appreciation in the Canadian dollar which decreased total liabilities by $65 billion, or approximately 4%.

The decrease reflects obligations related to securities sold under repurchase agreements of $41 billion, deposits of $17 billion and other liabilities of $15 billion. The decrease was partially offset by an increase in trading deposits of $15 billion, financial liabilities designated at FVTPL of $7 billion and derivatives of $5 billion.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 20

Trading deposits increased $15 billion reflecting new issuances, partially offset by maturities.

Derivatives increased $5 billion reflecting changes in mark-to-market values of foreign exchange and interest rate contracts.

Financial liabilities designated at fair value through profit or loss increased $7 billion reflecting new issuances, partially offset by maturities.

Deposits decreased $17 billion primarily reflecting the impact of foreign exchange translation, partially offset by growth in personal deposits.

Obligations related to securities sold under repurchase agreements decreased $41 billion reflecting a decrease in volume and the impact of foreign exchange translation.

Other liabilities decreased $15 billion primarily reflecting a decrease in amounts payable to brokers, dealers and clients reflecting lower volumes of pending trades, and the impact of foreign exchange translation.

Equity was $95 billion as at April 30, 2021, a decrease of $1 billion, or 1%, from October 31, 2020. A decrease in accumulated other comprehensive income primarily reflecting the impact of foreign exchange translation and the Bank’s share of accumulated other comprehensive income from the investment in Schwab was partially offset by an increase in retained earnings.

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q2 2021 vs. Q2 2020

Gross impaired loans excluding ACI loans, were $2,803 million as at April 30, 2021, a decrease of $803 million, or 22%, compared with the second quarter last year. Canadian Retail gross impaired loans decreased $95 million, or 8%, compared with the second quarter last year, primarily in the consumer lending portfolios reflecting the ongoing impact of government economic support programs, partially offset by an increase in the commercial lending portfolio. U.S. Retail gross impaired loans decreased $436 million, or 21%, compared with the second quarter last year, largely reflecting the impact of foreign exchange and the ongoing impact of government economic support programs on the consumer lending portfolios. Wholesale gross impaired loans decreased $272 million or 80%, compared with the second quarter last year, reflecting resolutions outpacing formations. Net impaired loans were $2,069 million as at April 30, 2021, a decrease of $446 million, or 18%, compared with the second quarter last year.

The allowance for credit losses of $7,975 million as at April 30, 2021 was comprised of Stage 3 allowance for impaired loans of $766 million, Stage 2 allowance of $4,454 million and Stage 1 allowance of $2,749 million, and the allowance for debt securities of $6 million. The Stage 1 and 2 allowances are for performing loans and off-balance sheet instruments.

The Stage 3 allowance for loan losses decreased $381 million, or 33%, reflecting resolutions of impaired loans in the Wholesale portfolio, the ongoing impact of government economic support programs on the consumer lending portfolios, and the impact of foreign exchange, partially offset by an increase in the Canadian commercial portfolio related to credit migration. The Stage 1 and Stage 2 allowance for loan losses increased $434 million, or 6%, largely reflecting allowance increases last year related to the COVID-19 pandemic, partially offset by releases this year related to improvement in the economic outlook, and the impact of foreign exchange. The allowance change included a decrease of $257 million attributable to the retailer program partners’ share of the U.S. strategic cards portfolio, primarily related to the impact of foreign exchange.

The allowance for debt securities decreased by $7 million compared with the second quarter last year.

Forward-looking information, including macroeconomic variables deemed to be predictive of expected credit losses (ECLs) based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to determine the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. Starting in the first quarter of 2021, the upside scenario was based on plausible scenario analyses of a more rapid recovery from the COVID-19 shock. For the downside forecast, since the second quarter of 2020, macroeconomic variables were based on plausible scenario analyses of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in statistically derived loss estimates based on the Bank’s recent loss experience and its forward-looking views, including the impact of COVID-19. The Bank periodically reviews the methodology and has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s second quarter 2021 Interim Consolidated Financial Statements for further details on forward-looking information.

The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views, including its estimate of the potential impact of COVID-19. The Bank continues to monitor the effects of COVID-19. To the extent that certain anticipated effects of COVID-19 cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs by considering reasonable and supportable information. There remains considerable uncertainty regarding the impact of the COVID-19 pandemic, and as the situation unfolds, the allowance for credit losses will be updated in future quarters. Refer to Note 3 of the Bank’s second quarter 2021 Interim Consolidated Financial Statements for additional details.

The Bank calculates allowances for ECLs on debt securities measured at amortized cost and FVOCI. The Bank has $300 billion in such debt securities, all of which are performing (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on DSAC and debt securities at FVOCI was $2 million and $4 million, respectively.

Quarterly comparison – Q2 2021 vs. Q1 2021

Gross impaired loans, excluding ACI loans, decreased $254 million, or 8%, compared with the prior quarter, primarily in the Canadian and U.S. consumer lending portfolios reflecting the ongoing impact of government economic support programs, and the impact of foreign exchange. Impaired loans net of allowance decreased $211 million, or 9%, compared with the prior quarter.

The allowance for credit losses of $7,975 million as at April 30, 2021 was comprised of Stage 3 allowance for impaired loans of $766 million, Stage 2 allowance of $4,454 million and Stage 1 allowance of $2,749 million, and the allowance for debt securities of $6 million. The Stage 1 and 2 allowances are for performing loans and off-balance sheet instruments. The Stage 3 allowance for loan losses decreased $33 million, or 4%, compared with prior quarter. The Stage 1 and Stage 2 allowance for loan losses decreased $935 million, or 11%, compared with the prior quarter, reflecting allowance releases this quarter largely related to improvement in the economic outlook, and the impact of foreign exchange.

The allowance for debt securities decreased by $2 million compared to the prior quarter.

For further details on loans, impaired loans, allowance for credit losses, and on the Bank’s use of forward-looking information and macroeconomic variables in determining its allowance for credit losses, refer to Note 6 of the Bank’s second quarter 2021 Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 21

TABLE 17: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Personal, Business, and Government Loans[1]
Impaired loans as at beginning of period	$3,057	$3,157	$3,207	$3,157	$3,032
Classified as impaired during the period	1,010	1,203	1,783	2,213	3,472
Transferred to performing during the period	(257)	(246)	(288)	(503)	(545)
Net repayments	(353)	(301)	(289)	(654)	(709)
Disposals of loans	–	(3)	(15)	(3)	(15)
Amounts written off	(585)	(675)	(899)	(1,260)	(1,747)

Exchange and other movements	(69)	(78)	107	(147)	118
Impaired loans as at end of period	$2,803	$3,057	$3,606	$2,803	$3,606
[1]	Excludes ACI loans.

TABLE 18: ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)			As at
	April 30 2021	January 31 2021	April 30 2020
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$2,368	$2,489	$2,725
Stage 2 allowance for loan losses	3,891	4,659	3,099

Stage 3 allowance for loan losses	740	785	1,101
Total allowance for loan losses for on-balance sheet loans[1]	6,999	7,933	6,925
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses	381	358	407
Stage 2 allowance for loan losses	563	632	538

Stage 3 allowance for loan losses	26	14	46

Total allowance for off-balance sheet instruments	970	1,004	991
Allowance for loan losses	7,969	8,937	7,916

Allowance for debt securities	6	8	13
Allowance for credit losses	$7,975	$8,945	$7,929
Impaired loans, net of allowance[2,3]	$2,069	$2,280	$2,515
Net impaired loans as a percentage of net loans[2,3]	0.28%	0.31%	0.33%
Total allowance for loan losses as a percentage of gross loans and acceptances[2]	1.08	1.22	1.03

Provision for (recovery of) credit losses as a percentage of net average loans and acceptances	(0.21)	0.17	1.76
[1]	Includes allowance for loan losses related to loans that are measured at FVOCI of $1 million as at April 30, 2021 (January 31, 2021 – $1 million; April 30, 2020 – nil).
[2]	Excludes ACI loans.
[3]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

Canadian minimum qualifying rate for uninsured and insured mortgages

On May 20, 2021, OSFI announced changes to the minimum qualifying rate for uninsured mortgages. In addition, the Department of Finance announced changes to the qualifying rate for insured mortgages. Effective June 1, 2021, the new benchmark rate will be the greater of the mortgage contractual rate plus 2% or 5.25% for both uninsured and insured mortgages. The current uninsured benchmark rate is the greater of the mortgage contractual rate plus 2% or the Bank of Canada five-year benchmark rate. The current insured benchmark rate is the greater of the mortgage contractual rate or the Bank of Canada five-year benchmark rate.

TABLE 19: CANADIAN REAL ESTATE SECURED LENDING1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					April 30, 2021
Total	$221,596	$66,399	$287,995	$31,459	$319,454

					October 31, 2020
Total	$213,239	$61,790	$275,029	$33,048	$308,077
[1]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 22

TABLE 20: REAL ESTATE SECURED LENDING1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								April 30, 2021
Canada
Atlantic provinces	$3,076	1.4%	$3,265	1.5%	$293	0.3%	$1,384	1.4%	$3,369	1.1%	$4,649	1.5%
British Columbia[4]	9,791	4.4	33,720	15.2	1,555	1.6	16,939	17.3	11,346	3.6	50,659	15.9
Ontario[4]	27,158	12.3	87,282	39.4	5,525	5.6	49,788	51.0	32,683	10.1	137,070	42.8
Prairies[4]	21,242	9.6	16,900	7.6	2,581	2.6	11,284	11.5	23,823	7.5	28,184	8.8

Québec	8,223	3.7	10,939	4.9	915	0.9	7,594	7.8	9,138	2.9	18,533	5.8

Total Canada	69,490	31.4%	152,106	68.6%	10,869	11.0%	86,989	89.0%	80,359	25.2%	239,095	74.8%
United States	889		33,792		–		9,236		889		43,028
Total	$70,379		$185,898		$10,869		$96,225		$81,248		$282,123
								October 31, 2020
Canada
Atlantic provinces	$3,218	1.5%	$3,108	1.5%	$316	0.3%	$1,337	1.4%	$3,534	1.1%	$4,445	1.4%
British Columbia[4]	10,142	4.8	30,416	14.3	1,670	1.8	16,192	17.1	11,812	3.8	46,608	15.1
Ontario[4]	28,818	13.5	80,096	37.4	5,925	6.2	47,361	50.0	34,743	11.3	127,457	41.5
Prairies[4]	21,741	10.2	16,750	7.9	2,726	2.9	11,260	11.9	24,467	7.9	28,010	9.1

Québec	8,520	4.0	10,430	4.9	993	1.0	7,058	7.4	9,513	3.1	17,488	5.7

Total Canada	72,439	34.0%	140,800	66.0%	11,630	12.2%	83,208	87.8%	84,069	27.2%	224,008	72.8%

United States	1,008		37,972		–		10,953		1,008		48,925
Total	$73,447		$178,772		$11,630		$94,161		$85,077		$272,933
[1]	Geographic location is based on the address of the property mortgaged.
[2]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
[3]

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

[4]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 21: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION1,2

									As at
	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
						April 30, 2021
Canada	0.9%	3.3%	6.9%	20.0%	43.1%	25.2%	0.6%	–%	100.0%

United States	6.9	3.9	4.6	6.0	19.0	57.4	2.0	0.2	100.0
Total	1.7%	3.4%	6.6%	18.1%	39.8%	29.6%	0.8%	–%	100.0%
							October 31, 2020
Canada	0.9%	3.4%	6.9%	20.0%	44.7%	23.3%	0.8%	–%	100.0%

United States	5.3	4.5	4.6	6.0	20.8	56.3	2.3	0.2	100.0
Total	1.6%	3.5%	6.5%	17.8%	41.2%	28.4%	1.0%	–%	100.0%
[1]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
[2]	Percentage based on outstanding balance.

TABLE 22: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit[4,5]	Total	Residential mortgages	Home equity lines of credit[4,5]	Total
	April 30, 2021			October 31, 2020
Canada
Atlantic provinces	74%	70%	73%	74%	72%	74%
British Columbia[6]	68	65	67	68	65	67
Ontario[6]	69	66	68	69	66	68
Prairies[6]	74	71	72	74	71	73

Québec	73	72	73	73	73	73

Total Canada	69	67	69	70	67	69

United States	71	63	70	73	63	72
Total	70%	67%	69%	70%	67%	69%
[1]	Geographic location is based on the address of the property mortgaged.
[2]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
[3]	Based on house price at origination.
[4]	Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
[5]	HELOC fixed rate advantage option is included in loan-to-value calculation.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 23

Sovereign Risk

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 23: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty1

(millions of Canadian dollars)													As at
	Loans and commitments[2]				Derivatives, repos, and securities lending[3]				Trading and investment portfolio[4,5]				Total Exposure	[6]
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total
Country											April 30, 2021

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	9	9	–	–	2	2	19	22	21	62	73
Ireland	–	–	297	297	11	5	399	415	–	–	26	26	738
Portugal	–	–	–	–	–	197	41	238	5	–	–	5	243

Spain	–	–	87	87	–	–	150	150	15	347	60	422	659

Total GIIPS	–	–	393	393	11	202	592	805	39	369	107	515	1,713

Rest of Europe
Austria	–	–	17	17	12	84	37	133	–	1,460	–	1,460	1,610
Belgium	246	–	160	406	729	8	179	916	40	307	–	347	1,669
Finland	–	215	9	224	–	54	106	160	5	1,061	62	1,128	1,512
France	551	924	929	2,404	19	462	1,758	2,239	123	4,699	255	5,077	9,720
Germany	1,413	435	354	2,202	725	608	1,486	2,819	281	10,019	72	10,372	15,393
Netherlands	615	337	504	1,456	253	303	579	1,135	132	2,355	80	2,567	5,158
Norway	–	320	28	348	–	247	34	281	2	1,014	480	1,496	2,125
Sweden	–	–	56	56	–	91	132	223	5	1,928	661	2,594	2,873
Switzerland	1,057	80	313	1,450	529	24	1,231	1,784	14	–	96	110	3,344
United Kingdom	5,176	19,714	560	25,450	1,640	961	9,197	11,798	687	851	532	2,070	39,318

Other[7]	–	252	101	353	–	164	527	691	1	372	12	385	1,429

Total Rest of Europe	9,058	22,277	3,031	34,366	3,907	3,006	15,266	22,179	1,290	24,066	2,250	27,606	84,151
Total Europe	$9,058	$22,277	$3,424	$34,759	$3,918	$3,208	$15,858	$22,984	$1,329	$24,435	$2,357	$28,121	$85,864
Country											October 31, 2020

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	10	10	–	–	3	3	17	–	17	34	47
Ireland	–	–	320	320	11	–	331	342	–	–	21	21	683
Portugal	–	–	–	–	–	86	24	110	13	–	–	13	123

Spain	–	–	89	89	–	–	86	86	4	715	38	757	932

Total GIIPS	–	–	419	419	11	86	444	541	34	715	76	825	1,785

Rest of Europe
Austria	–	–	18	18	3	122	33	158	5	1,266	9	1,280	1,456
Belgium	266	–	189	455	824	30	175	1,029	40	320	–	360	1,844
Finland	–	252	9	261	–	52	63	115	–	1,054	16	1,070	1,446
France	591	1,024	962	2,577	55	1,075	1,253	2,383	109	4,789	466	5,364	10,324
Germany	1,481	494	374	2,349	895	697	725	2,317	249	9,691	30	9,970	14,636
Netherlands	609	275	536	1,420	383	179	1,086	1,648	29	2,635	220	2,884	5,952
Norway	–	365	29	394	–	439	42	481	5	708	439	1,152	2,027
Sweden	–	–	67	67	–	109	174	283	4	1,784	781	2,569	2,919
Switzerland	1,163	151	331	1,645	327	19	856	1,202	16	–	162	178	3,025
United Kingdom	5,333	9,797	760	15,890	1,592	847	8,424	10,863	93	479	526	1,098	27,851

Other[7]	–	273	109	382	9	203	699	911	–	430	40	470	1,763

Total Rest of Europe	9,443	12,631	3,384	25,458	4,088	3,772	13,530	21,390	550	23,156	2,689	26,395	73,243
Total Europe	$9,443	$12,631	$3,803	$25,877	$4,099	$3,858	$13,974	$21,931	$584	$23,871	$2,765	$27,220	$75,028
[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at April 30, 2021, or October 31, 2020.

[3]

Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $0.7 billion (October 31, 2020 – $1.5 billion) for GIIPS and $62.8 billion for the rest of Europe (October 31, 2020 – $82.3 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.

[4]	Trading and investment portfolio includes deposits and trading exposures are net of eligible short positions.
[5]	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were nil as at April 30, 2021 and October 31, 2020.
[6]	The Bank had nil related notional protection purchased through CDS (October 31, 2020 – nil).
[7]

Other European exposure is distributed across 11 countries (October 31, 2020 – 12 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at October 31, 2020.

Of the Bank’s European exposure, approximately 98% (October 31, 2020 – 97%) is to counterparties in countries rated either Aa3 or better by Moody’s Investor Services (Moody’s) or AA or better by Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves or to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA or better, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $14.9 billion (October 31, 2020 – $14.8 billion) of exposure to supranational entities with European sponsorship and $2.6 billion (October 31, 2020 – $6.2 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 24

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of the Bank’s 2020 Annual Report.

OSFI’s Capital Requirements under Basel III

Office of the Superintendent of Financial Institutions Canada (OSFI’s) Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks. Other requirements, in addition to those described in “OSFI’s Capital Requirements under Basel III” section of Bank’s 2020 Annual Report, are noted below.

On March 13, 2020, as part of its COVID-19 response, OSFI announced that the Domestic Stability Buffer (DSB), previously set to increase to 2.25% effective April 30, 2020, was being lowered to 1.00% effective immediately and would not be increased for at least 18 months from March 13, 2020. On June 23, 2020, and again on December 8, 2020, OSFI announced that the DSB will remain at 1.00% of total risk-weighted assets

The Bank maintained its Global Systemically Important Bank (G-SIB) status when the Financial Stability Board published the 2020 list of G-SIBs on November 11, 2020. As a result, the Bank continues to be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1%, which is consistent with the surcharge applied to all Canadian Domestic Systemically Important Banks (D-SIBs).

The table below summarizes OSFI’s current regulatory minimum capital ratios for the Bank.

Basel III Capital Ratios	Minimum	Capital Conservation Buffer	D-SIB / G-SIB surcharge[1]	Pillar 1 regulatory minimum[2]	DSB[3]	Pillar 1 & 2 regulatory minimum
CET1	4.5%	2.5%	1.0%	8.0%	1.0%	9.0%
Tier 1	6.0%	2.5%	1.0%	9.5%	1.0%	10.5%
Total Capital	8.0%	2.5%	1.0%	11.5%	1.0%	12.5%
[1]

The higher of the D-SIB and G-SIB surcharge applies. The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity requirement. The G-SIB surcharge may increase above 1% if the Bank’s G-SIB score increases above certain thresholds to a maximum of 4.5%.

[2]	The Bank’s countercyclical buffer requirement is 0% as of April 30, 2021.
[3]	The DSB is required to be held by D-SIBs in recognition of Pillar 2 risks associated with systemic vulnerabilities.

The Bank’s Leverage Ratio is calculated as per OSFI’s Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Non-common Tier 1 and Tier 2 capital instruments issued prior to January 1, 2013 which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in Q1 2022.

On September 23, 2018, the Canadian Bail-in regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC) guideline. Under this guideline, the Bank is required to meet supervisory risk-based TLAC and TLAC leverage ratio targets by November 1, 2021. As of September 2018, the targets were 23.0% of RWA for the risk-based TLAC ratio, inclusive of the 1.50% DSB effective at that time, and 6.75% for the TLAC leverage ratio. Subject to any further changes to the DSB, the Bank will be required to meet a risk-based TLAC target ratio of 22.5% of RWA, inclusive of the 1.00% DSB, by November 1, 2021. Further changes to the DSB will result in corresponding changes to the TLAC target ratios.

In the second quarter of 2020, OSFI introduced a number of measures to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions which are described in the “OSFI’s Capital Requirements under Basel III” section of Bank’s 2020 Annual Report, with further announcements and measures noted below.

•

On January 27, 2021, OSFI published guidance on the treatment of new loans to businesses through the Government of Canada’s HASCAP, announced on January 26, 2021. Under the program, the Government mandated the Business Development Bank of Canada (BDC) to set up the HASCAP loan guarantee program. HASCAP loans are treated as sovereign exposures based on the BDC guarantee and the relevant risk weight applied under OSFI’s CAR guideline. The entire amount of the loan is included in the lender’s leverage ratio calculation. The Bank began originating loans under the HASCAP program in the second quarter of 2021.

•	On March 16, 2021, OSFI announced the expiration of the temporary reduction in the stressed Value-at-Risk (VaR) multipliers, that was announced on March 27, 2020.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 25

The following table provides details of TD’s regulatory capital position.

TABLE 24:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	As at
	April 30 2021	October 31 2020	April 30 2020
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$22,791	$22,570	$21,864
Retained earnings	59,035	53,845	49,702

Accumulated other comprehensive income	7,742	13,437	15,970
Common Equity Tier 1 Capital before regulatory adjustments	89,568	89,852	87,536
Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)[1]	(15,854)	(17,019)	(20,707)
Intangibles (net of related tax liability)	(1,803)	(2,030)	(2,267)
Deferred tax assets excluding those arising from temporary differences	(156)	(177)	(286)
Cash flow hedge reserve	(2,813)	(3,720)	(4,237)
Shortfall of provisions to expected losses	–	–	(273)
Gains and losses due to changes in own credit risk on fair valued liabilities	(68)	(57)	(200)
Defined benefit pension fund net assets (net of related tax liability)	(267)	(9)	(13)
Investment in own shares	(11)	(36)	(75)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)[2]	(5,011)	(6,321)	–
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)[2]	–	–	(2,292)

Other deductions or regulatory adjustments to CET1 as determined by OSFI[3]	1,043	2,133	511

Total regulatory adjustments to Common Equity Tier 1 Capital	(24,940)	(27,236)	(29,839)
Common Equity Tier 1 Capital	64,628	62,616	57,697
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	4,947	5,647	5,798
Directly issued capital instruments subject to phase out from Additional Tier 1	615	1,190	1,173

Additional Tier 1 instruments issued by subsidiaries and held by third parties	61	–	–
Additional Tier 1 Capital instruments before regulatory adjustments	5,623	6,837	6,971
Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(14)	(12)	–

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(364)	(362)	(350)

Additional Tier 1 Capital	5,259	6,475	6,621
Tier 1 Capital	69,887	69,091	64,318
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	11,069	11,277	13,825
Directly issued capital instruments subject to phase out from Tier 2	160	160	200

Collective allowances	1,433	509	1,875
Tier 2 Capital before regulatory adjustments	12,662	11,946	15,900
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	–	–	(1)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)[4]	(404)	(856)	–
Non-significant investments in the other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs, where the institution does not own more than 10% of the issued common share capital of the entity: amount previously designated for the 5% threshold but that no longer meets the conditions	(61)	–	–

Significant investments in the capital of banking, financial, and insurance entities that are outside consolidation, net of eligible short positions	(160)	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(625)	(1,016)	(161)

Tier 2 Capital	12,037	10,930	15,739
Total Capital	$81,924	$80,021	$80,057
Risk-weighted assets	$455,010	$478,909	$523,979
Capital Ratios and Multiples[5]
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	14.2%	13.1%	11.0%
Tier 1 Capital (as percentage of risk-weighted assets)	15.4	14.4	12.3
Total Capital (as percentage of risk-weighted assets)	18.0	16.7	15.3

Leverage ratio[6]	4.6	4.5	4.2

[1]	As of the fourth quarter of 2020, goodwill deduction decreased due to the sale of the investment in TD Ameritrade.
[2]

As of the fourth quarter of 2020, significant investment deduction was eliminated due to the sale of the investment in TD Ameritrade and the non-significant investment deduction increased due to the investment in Schwab.

[3]	Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of the Bank’s 2020 Annual Report.
[4]

Includes other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

[5]	The CET1, Tier 1, Total Capital and Leverage ratios excluding the ECL transitional arrangements are 14.0%, 15.1%, 18.0%, and 4.6%, respectively.
[6]	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 26

As at April 30, 2021, the Bank’s CET1, Tier 1, and Total Capital ratios were 14.2%, 15.4%, and 18.0%, respectively. The increase in the Bank’s CET1 Capital ratio from 13.1% as at October 31, 2020 was primarily from organic growth, and actuarial gains on employee benefit plans. The increase was partially offset by the reduction in the scaling factor related to OSFI’s transition arrangements for ECL provisioning, from 70% in fiscal 2020 to 50% in fiscal 2021.

As at April 30, 2021, the Bank’s Leverage ratio was 4.6%, compared with 4.5%, as at October 31, 2020. The Leverage ratio increased primarily reflecting capital generation and impact of foreign exchange, partially offset by exposure growth primarily in Canadian Retail segment.

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the “Future Regulatory Capital Developments” section of the Bank’s 2020 Annual Report, are noted below.

On November 26, 2020, the BCBS published a technical amendment for capital requirements for non-performing loan securitizations. The amendment includes removal of the option to use the foundation internal risk-based parameters as inputs for the internal ratings-based approach (SEC-IRBA), a 100% risk weight floor for exposures to securitizations that are risk weighted under SEC-IRBA or the standardized approach, and guidance on risk weights for certain senior tranches of securitizations. The amendment is scheduled to be implemented no later than January 1, 2023.

On March 11, 2021, OSFI released a public consultation on proposed regulatory changes for the final round of Basel III reforms to its capital, leverage, and related disclosure guidelines for banks. OSFI’s proposals are largely in line with the international standards set by the BCBS adapted to reflect domestic market considerations. The revised guidelines will be implemented in the first quarter of 2023, with the exception of the revised CAR guideline chapters relating to credit valuation adjustment risk and market risk that will be effective in the first quarter of 2024.

TABLE 25: EQUITY AND OTHER SECURITIES

(millions of shares/units, except as noted)		As at
	April 30, 2021	October 31, 2020
	Number of shares/units	Number of shares/units
Common shares outstanding	1,820.4	1,816.1

Treasury shares – common	(1.7)	(0.5)
Total common shares	1,818.7	1,815.6
Stock options
Vested	5.7	5.4
Non-vested	7.8	7.7
Preferred shares – Class A
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 12[1]	–	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
Series 18	14.0	14.0
Series 20	16.0	16.0
Series 22	14.0	14.0
Series 24	18.0	18.0

Total preferred shares – equity	198.0	226.0

Treasury shares – preferred	(0.2)	(0.1)
Total preferred shares	197.8	225.9
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 2[2]	450.0	450.0
TD Capital Trust IV Notes – Series 3[3]	750.0	750.0
[1]

On April 30, 2021, the Bank redeemed all of its 28 million outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares NVCC, Series 12 (“Series 12 Shares”), at a redemption price of $25.00 per Series 12 Share, for a total redemption cost of $700 million.

[2]

On February 27, 2020, the Bank announced that, subject to regulatory approval, it expects to exercise a regulatory event redemption right in its fiscal 2022 year in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time, meaning that this redemption right could occur as early as November 1, 2021. The Bank’s expectations regarding this redemption are based on a number of factors and assumptions, including the Bank’s current and expected future capital position and market conditions, which are subject to change and may result in a change in the Bank’s expectations regarding the redemption.

[3]	On May 17, 2021, TD Capital Trust IV announced its intention to redeem all of the outstanding TD Capital Trust IV Notes – Series 3 on June 30, 2021.

All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.0 billion in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate. The following subordinated debentures contain NVCC provisions: 3.589% subordinated debentures due September 14, 2028, 3.224% subordinated debentures due July 25, 2029, 3.105% subordinated debentures due April 22, 2030, 4.859% subordinated debentures due March 4, 2031, 3.625% subordinated debentures due September 15, 2031, and the 3.06% subordinated debentures due January 26, 2032. Refer to Note 19 of the Bank’s 2020 Annual Consolidated Financial Statements for additional details.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 27

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.

The Bank’s businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank’s risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank’s risk governance structure and risk management approach have not substantially changed from that described in the Bank’s 2020 Annual Report. Additional information on risk factors can be found in the 2020 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, refer to the “Managing Risk” section in the Bank’s 2020 Annual Report.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended April 30, 2021.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 26: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based (AIRB) Approaches1

(millions of Canadian dollars)						As at
	April 30, 2021			October 31, 2020
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$3,557	$416,578	$420,135	$3,594	$409,564	$413,158
Qualifying revolving retail	–	148,334	148,334	–	153,820	153,820

Other retail	3,055	86,396	89,451	3,135	88,185	91,320

Total retail	6,612	651,308	657,920	6,729	651,569	658,298
Non-retail
Corporate	13,510	590,567	604,077	11,774	588,331	600,105
Sovereign	1	484,690	484,691	1	528,598	528,599

Bank	520	135,701	136,221	446	149,117	149,563

Total non-retail	14,031	1,210,958	1,224,989	12,221	1,266,046	1,278,267
Gross credit risk exposures	$20,643	$1,862,266	$1,882,909	$18,950	$1,917,615	$1,936,565

[1]	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and certain other credit RWA.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 28

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 27:  MARKET RISK LINKAGE TO THE BALANCE SHEET1

(millions of Canadian dollars)		As at
	April 30, 2021				October 31, 2020
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$188,409	$492	$187,917	$–	$164,149	$435	$163,714	$–	Interest rate
Trading loans, securities, and other	141,490	133,815	7,675	–	148,318	143,381	4,937	–	Interest rate
Non-trading financial assets at fair value through profit or loss	9,215	–	9,215	–	8,548	–	8,548	–	Equity,
									foreign exchange,
									interest rate
Derivatives	53,621	51,388	2,233	–	54,242	51,722	2,520	–	Equity,
									foreign exchange,
									interest rate
Financial assets designated at fair value through profit or loss	4,832	–	4,832	–	4,739	–	4,739	–	Interest rate
Financial assets at fair value through other comprehensive income	89,599	–	89,599	–	103,285	–	103,285	–	Equity,
									foreign exchange,
									interest rate
Debt securities at amortized cost, net of allowance for credit losses	215,905	–	215,905	–	227,679	–	227,679	–	Foreign exchange,
									interest rate
Securities purchased under reverse repurchase agreements	155,375	8,255	147,120	–	169,162	7,395	161,767	–	Interest rate
Loans, net of allowance for loan losses	708,436	–	708,436	–	717,523	–	717,523	–	Interest rate
Customers’ liability under acceptances	19,070	–	19,070	–	14,941	–	14,941	–	Interest rate
Investment in Schwab	10,697	–	10,697	–	12,174	–	12,174	–	Equity
Other assets[2]	2,226	–	2,226	–	2,277	–	2,277	–	Interest rate
Assets not exposed to market risk	70,183	–	–	70,183	88,828	–	–	88,828
Total Assets	1,669,058	193,950	1,404,925	70,183	1,715,865	202,933	1,424,104	88,828
Liabilities subject to market risk
Trading deposits	33,679	33,568	111	–	19,177	18,089	1,088	–	Equity, interest rate
Derivatives	58,019	52,503	5,516	–	53,203	50,237	2,966	–	Equity,
									foreign exchange,
									interest rate
Securitization liabilities at fair value	13,622	13,622	–	–	13,718	13,718	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	66,253	8	66,245	–	59,665	15	59,650	–	Interest rate
Deposits	1,118,488	–	1,118,488	–	1,135,333	–	1,135,333	–	Interest rate,
									foreign exchange
Acceptances	19,070	–	19,070	–	14,941	–	14,941	–	Interest rate
Obligations related to securities sold short	39,080	37,356	1,724	–	34,999	34,307	692	–	Interest rate
Obligations related to securities sold under repurchase agreements	148,326	5,674	142,652	–	188,876	3,675	185,201	–	Interest rate
Securitization liabilities at amortized cost	15,346	–	15,346	–	15,768	–	15,768	–	Interest rate
Subordinated notes and debentures	11,269	–	11,269	–	11,477	–	11,477	–	Interest rate
Other liabilities[2]	15,222	–	15,222	–	18,431	–	18,431	–	Equity, interest rate
Liabilities and Equity not exposed to market risk	130,684	–	–	130,684	150,277	–	–	150,277
Total Liabilities and Equity	$1,669,058	$142,731	$1,395,643	$130,684	$1,715,865	$120,041	$1,445,547	$150,277

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 29

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the quarter ending April 30, 2021, there were 2 days of trading losses and trading net revenue was positive for 97% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the second quarter of 2021, Stressed VaR was calculated using the one-year period that includes the COVID-19 Stress period. The appropriate historical one-year period to use for Stressed VaR is determined on a biweekly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 30

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 28: PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	For the three months ended							For the six months ended
	April 30 2021					January 31 2021	April 30 2020	April 30 2021	April 30 2020
	As at	Average	High		Low	Average	Average	Average	Average
Interest rate risk	$17.5	$18.6	$33.5		$11.0	$21.2	$19.7	$19.9	$16.7
Credit spread risk	6.9	19.4	34.0		5.7	24.6	47.9	22.0	28.7
Equity risk	8.7	10.2	14.1		8.2	10.1	10.5	10.2	8.7
Foreign exchange risk	2.7	2.0	3.9		0.8	3.0	4.8	2.5	4.6
Commodity risk	3.4	4.8	7.5		3.2	6.3	2.9	5.5	2.4
Idiosyncratic debt specific risk	28.0	31.1	37.9		26.1	30.8	34.2	31.0	24.3
Diversification effect[1]	(34.6)	(51.7)	n/m	[2]	n/m	(62.2)	(68.6)	(57.0)	(50.0)
Total Value-at-Risk (one-day)	32.6	34.4	41.3		28.2	33.8	51.4	34.1	35.4
Stressed Value-at-Risk (one-day)	36.2	35.0	39.3		28.5	33.4	76.6	34.2	60.8
Incremental Risk Capital Charge (one-year)	$307.2	$363.0	$424.3		$307.2	$356.6	$338.0	$359.8	$273.9

[1]	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2]	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

VaR and Stressed VaR remained relatively stable quarter over quarter. Average VaR showed a significant decrease compared to the same quarter last year, mostly driven by COVID-19 related VaR scenarios dropping out of the one-year historical range and stabilization of credit spreads and equity volatilities. Average Stressed VaR also decreased compared to the same quarter last year mainly due to stronger capital markets.

Average IRC increased compared to the same quarter last year due to wider credit spread shocks observed during COVID-19 as well as positions in corporate and government bonds. Average IRC remained relatively flat quarter over quarter.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Structural (Non-Trading) Interest Rate Risk

The Bank’s structural interest rate risk arises from traditional personal and commercial banking activity and is generally the result of mismatches between the maturities and repricing dates of the Bank’s assets and liabilities. The measurement of interest rate risk in the banking book does not include exposures from TD’s Wholesale Banking or Insurance businesses.

The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).

The EVE Sensitivity measures the impact of a specified interest rate shock to the change in the net present value of the Bank’s banking book assets, liabilities, and certain off-balance sheet items. It reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity and excludes product margins.

The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance sheet items assuming a constant balance sheet over the period.

The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee of the Board. In addition to the Board policy limits, book-level risk limits are set for the Bank’s management of non-trading interest rate risk by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the Asset/Liability and Capital Committee (ALCO) and the Risk Committee of the Board.

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on the EVE and NIIS measures. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of -25 bps.

TABLE 29: STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)									As at
	April 30, 2021						January 31, 2021		October 31, 2020
	EVE Sensitivity			NII[1] Sensitivity			EVE Sensitivity	NII[1] Sensitivity	EVE Sensitivity	NII Sensitivity
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$49	$(1,559)	$(1,510)	$1,037	$1,064	$2,101	$(1,625)	$2,299	$(1,876)	$1,926

100 bps decrease in rates	(189)	518	329	(551)	(376)	(927)	143	(934)	277	(872)

[1]	Represents the twelve-month net interest income (NII) exposure to an immediate and sustained shock in rates.

As at April 30, 2021, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $1,510 million, a decrease of $115 million from last quarter, and a positive impact to the Bank’s NII of $2,101 million, a decrease of $198 million from last quarter. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $329 million, an increase of $186 million from last quarter, and a negative impact to the Bank’s NII of $927 million, a decrease of $7 million from last quarter. The quarter-over-quarter decrease in up shock EVE was primarily driven by decreased sensitivity from U.S. mortgage prepayment optionality. NII Sensitivity was approximately flat compared with the prior quarter.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 31

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The Global Liquidity & Funding Committee, a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually and the related policies annually.

The Bank has established TDGUS as TD’s U.S. Intermediate Holding Company (IHC), as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.

The Bank’s liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank’s 2020 Annual Report. For a complete discussion of liquidity risk, refer to the “Liquidity Risk” section in the Bank’s 2020 Annual Report.

Liquid assets

The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses due to investment restrictions.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 32

TABLE 30:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY1,2,3

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
		April 30, 2021
Cash and central bank reserves	$72,909	$–	$72,909	9%	$1,107	$71,802
Canadian government obligations	27,281	84,610	111,891	13	72,112	39,779
National Housing Act Mortgage-Backed Securities (NHA MBS)	27,002	8	27,010	3	2,358	24,652
Obligations of provincial governments, public sector entities and multilateral development banks[4]	26,160	23,402	49,562	6	33,328	16,234
Corporate issuer obligations	8,147	3,110	11,257	1	2,578	8,679

Equities	14,015	3,051	17,066	2	10,905	6,161
Total Canadian dollar-denominated	175,514	114,181	289,695	34	122,388	167,307
Cash and central bank reserves	113,900	–	113,900	13	21	113,879
U.S. government obligations	56,498	49,091	105,589	13	46,521	59,068
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	68,977	4,167	73,144	9	14,880	58,264
Obligations of other sovereigns, public sector entities and multilateral development banks[4]	63,100	50,534	113,634	13	46,158	67,476
Corporate issuer obligations	72,718	2,587	75,305	9	8,551	66,754

Equities	40,151	32,205	72,356	9	35,182	37,174
Total non-Canadian dollar-denominated	415,344	138,584	553,928	66	151,313	402,615
Total	$590,858	$252,765	$843,623	100%	$273,701	$569,922

		October 31, 2020
Cash and central bank reserves	$94,640	$–	$94,640	11%	$1,689	$92,951
Canadian government obligations	39,008	83,258	122,266	14	80,934	41,332
NHA MBS	30,763	23	30,786	3	2,294	28,492
Obligations of provincial governments, public sector entities and multilateral development banks[4]	22,999	24,441	47,440	6	34,990	12,450
Corporate issuer obligations	11,310	2,841	14,151	1	2,331	11,820

Equities	13,146	2,618	15,764	2	8,248	7,516
Total Canadian dollar-denominated	211,866	113,181	325,047	37	130,486	194,561
Cash and central bank reserves	69,183	–	69,183	8	51	69,132
U.S. government obligations	82,701	53,755	136,456	15	53,585	82,871
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	74,131	9,566	83,697	9	21,495	62,202
Obligations of other sovereigns, public sector entities and multilateral development banks[4]	61,171	55,449	116,620	14	49,771	66,849
Corporate issuer obligations	78,238	2,108	80,346	9	8,297	72,049

Equities	31,258	38,684	69,942	8	36,716	33,226
Total non-Canadian dollar-denominated	396,682	159,562	556,244	63	169,915	386,329
Total	$608,548	$272,743	$881,291	100%	$300,401	$580,890

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Positions stated include gross asset values pertaining to securities financing transactions.
[3]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
[4]	Includes debt obligations issued or guaranteed by these entities.

Unencumbered liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 31:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	April 30 2021	October 31 2020
The Toronto-Dominion Bank (Parent)	$199,967	$230,369
Bank subsidiaries	348,044	334,308

Foreign branches	21,911	16,213
Total	$569,922	$580,890

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 33

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended April 30, 2021 and January 31, 2021, are summarized in the following table.

TABLE 32: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY1,2,3

(millions of Canadian dollars, except as noted)		Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
		April 30, 2021
Cash and central bank reserves	$84,761	$–	$84,761	10%	$1,194	$83,567
Canadian government obligations	29,428	78,746	108,174	12	71,092	37,082
NHA MBS	27,313	10	27,323	3	2,320	25,003
Obligations of provincial governments, public sector entities and multilateral development banks[4]	26,280	23,376	49,656	6	34,022	15,634
Corporate issuer obligations	7,415	3,117	10,532	1	2,758	7,774

Equities	13,744	3,391	17,135	2	10,770	6,365
Total Canadian dollar-denominated	188,941	108,640	297,581	34	122,156	175,425
Cash and central bank reserves	121,520	–	121,520	14	22	121,498
U.S. government obligations	51,977	51,616	103,593	12	47,901	55,692
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	69,710	4,523	74,233	9	15,385	58,848
Obligations of other sovereigns, public sector entities and multilateral development banks[4]	64,782	53,938	118,720	13	49,158	69,562
Corporate issuer obligations	73,243	2,696	75,939	9	9,080	66,859

Equities	41,502	33,148	74,650	9	35,558	39,092
Total non-Canadian dollar-denominated	422,734	145,921	568,655	66	157,104	411,551
Total	$611,675	$254,561	$866,236	100%	$279,260	$586,976

		January 31, 2021
Cash and central bank reserves	$99,388	$–	$99,388	11%	$1,731	$97,657
Canadian government obligations	34,020	82,652	116,672	13	78,657	38,015
NHA MBS	28,370	12	28,382	3	2,293	26,089
Obligations of provincial governments, public sector entities and multilateral development banks[4]	24,170	24,999	49,169	6	35,312	13,857
Corporate issuer obligations	10,399	2,998	13,397	1	2,373	11,024

Equities	14,174	3,423	17,597	2	10,036	7,561
Total Canadian dollar-denominated	210,521	114,084	324,605	36	130,402	194,203
Cash and central bank reserves	95,620	–	95,620	11	25	95,595
U.S. government obligations	64,728	55,244	119,972	13	54,157	65,815
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	72,630	8,179	80,809	9	20,543	60,266
Obligations of other sovereigns, public sector entities and multilateral development banks[4]	61,995	55,209	117,204	13	50,120	67,084
Corporate issuer obligations	74,124	2,685	76,809	9	9,099	67,710

Equities	46,489	38,638	85,127	9	36,143	48,984
Total non-Canadian dollar-denominated	415,586	159,955	575,541	64	170,087	405,454
Total	$626,107	$274,039	$900,146	100%	$300,489	$599,657

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Positions stated include gross asset values pertaining to securities financing transactions.
[3]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
[4]	Includes debt obligations issued or guaranteed by these entities.

Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 33: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	April 30 2021	January 31 2021
The Toronto-Dominion Bank (Parent)	$212,034	$231,504
Bank subsidiaries	345,909	341,276

Foreign branches	29,033	26,877
Total	$586,976	$599,657

ASSET ENCUMBRANCE

In the course of the Bank’s day-to-day operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 34

TABLE 34:  ENCUMBERED AND UNENCUMBERED ASSETS1

(millions of Canadian dollars)							As at
	Total Assets			Encumbered[2]		Unencumbered
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions[3]	Total Assets	Pledged as Collateral[4]	Other[5]	Available as Collateral[6]	Other[7]
						April 30, 2021
Cash and due from banks	$5,718	$–	$5,718	$146	$–	$–	$5,572
Interest-bearing deposits with banks	188,409	–	188,409	7,480	82	179,862	985
Securities, trading loans, and other[8]	461,041	330,587	791,628	329,411	12,849	420,691	28,677
Derivatives	53,621	–	53,621	–	–	–	53,621
Securities purchased under reverse repurchase agreements[9]	155,375	(155,375)	–	–	–	–	–
Loans, net of allowance for loan losses[10]	708,436	(17,504)	690,932	37,875	53,417	79,198	520,442
Customers’ liabilities under acceptances	19,070	–	19,070	–	–	–	19,070

Other assets[11]	77,388	–	77,388	474	–	–	76,914

Total assets	$1,669,058	$157,708	$1,826,766	$375,386	$66,348	$679,751	$705,281

						October 31, 2020

Total assets	$1,715,865	$151,950	$1,867,815	$393,439	$74,188	$686,464	$713,724

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, for the purpose of this disclosure, the on- and off-balance sheet holdings are encumbered in alignment with the business practice.

[3]	Assets received as collateral through off-balance transactions such as reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
[4]

Represents assets that have been posted externally to support the Bank’s day-to-day operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

[5]	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
[6]

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

[7]

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).

[8]	Securities include trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, securities at FVOCI, and DSAC.
[9]

Assets reported in the “Bank-owned assets” column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance sheet assets.

[10]

The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance sheet assets.

[11]

Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS

In addition to the Severe Combined Stress Scenario, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s Enterprise-Wide Stress Testing program.

The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for subsidiaries operating in foreign jurisdictions (“Regional CFPs”). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.

The COVID-19 pandemic disrupted the financial markets and the Bank managed risks associated with this disruption in line with the framework of the CFP. The Bank continues to rely on deposits as a primary source of core stable funding and accessed facilities offered by governments and central banks to augment available deposit and wholesale market funding in order to support the needs of households and businesses and the effective functioning of financial markets. As at the second quarter of fiscal 2021, the financial markets were no longer disrupted, and the Bank continued to hold a significant amount of high-quality liquid assets (HQLA) consistent with regulatory requirements and internal policies.

CREDIT RATINGS

Credit ratings impact TD’s borrowing costs and ability to raise funds. Rating downgrades could result in higher financing costs, increase requirements to pledge collateral, reduce access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 35

TABLE 35:  CREDIT RATINGS1

As at
April 30, 2021
	Moody’s	S&P	DBRS
Deposits/Counterparty[2]	Aa1	AA-	AA (high)
Legacy Senior Debt[3]	Aa1	AA-	AA (high)
Senior Debt[4]	Aa3	A	AA
Covered Bonds	Aaa	–	AAA
Subordinated Debt	A2	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	Pfd-2 (high)
Short-Term Debt (Deposits)	P-1	A-1+	R-1 (high)

Outlook	Stable	Stable	Stable

[1]

The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

[2]	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, and DBRS’ Long-Term Issuer Rating.
[3]

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days and most structured notes.

[4]	Subject to conversion under the bank recapitalization “bail-in” regime.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrade in the Bank’s legacy senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to over-the-counter (OTC) derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 36:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES1

(millions of Canadian dollars)	Average for the three months ended
	April 30 2021	January 31 2021
One-notch downgrade	$215	$212
Two-notch downgrade	277	240

Three-notch downgrade	1,089	1,015

[1]	The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.

Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the OSFI LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial entities.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 36

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 37:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	April 30, 2021
	Total unweighted value (average)[2]		Total weighted value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a	[4]	$353,363

Cash outflows
Retail deposits and deposits from small business customers, of which:	$653,567		$83,437
Stable deposits[5]	238,719		7,162
Less stable deposits	414,848		76,275
Unsecured wholesale funding, of which:	338,495		165,058
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	148,116		35,657
Non-operational deposits (all counterparties)	143,197		82,219
Unsecured debt	47,182		47,182
Secured wholesale funding	n/a		17,252
Additional requirements, of which:	266,956		78,790
Outflows related to derivative exposures and other collateral requirements	52,699		28,345
Outflows related to loss of funding on debt products	10,706		10,706
Credit and liquidity facilities	203,551		39,739
Other contractual funding obligations	15,917		10,649

Other contingent funding obligations[7]	579,440		9,673
Total cash outflows	$ n/a		$364,859

Cash inflows
Secured lending	$195,161		$23,616
Inflows from fully performing exposures	12,945		6,669

Other cash inflows	59,259		59,259
Total cash inflows	$267,365		$89,544

	Average for the three months ended
	April 30, 2021		January 31, 2021
	Total adjusted value		Total adjusted value
Total high-quality liquid assets[8]	$353,363		$361,822
Total net cash outflows[9]	275,315		260,974
Liquidity coverage ratio	128%		139%

[1]	The LCR for the quarter ended April 30, 2021 is calculated as an average of the 63 daily data points in the quarter.
[2]	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
[3]	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
[4]	Not applicable.
[5]

As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

[6]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

[7]

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

[8]	Adjusted Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
[9]	Adjusted Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).

The Bank’s average LCR of 128% for quarter ended April 30, 2021 continues to meet the regulatory requirements.

The Bank holds a variety of liquid assets commensurate with liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended April 30, 2021 was $353 billion (January 31, 2021 – $362 billion), with Level 1 assets representing 87% (January 31, 2021 – 86%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

As described in the “How TD Manages Liquidity Risk” section of the Bank’s 2020 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD’s 90-day surplus requirement and the target buffers over regulatory requirements from the LCR, NSFR, and the Net Cumulative Cash Flow metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

NET STABLE FUNDING RATIO

The NSFR is a Basel III metric calculated as the ratio of total available stable funding (ASF) over total required stable funding (RSF). The Bank must maintain an NSFR ratio equal to or above 100% in accordance with the OSFI LAR requirement. The Bank’s ASF comprises the Bank’s liability and capital instruments (including but not limited to deposits and wholesale funding). The Bank’s RSF comprises the Bank’s assets and off-balance sheet activities and is a function of the liquidity characteristics and maturity profile of these assets.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 37

TABLE 38:  NET STABLE FUNDING RATIO

(millions of Canadian dollars, except as noted)		As at
		April 30, 2021
		Unweighted value by residential maturity
	No maturity[1]		Less than 6 months		6 months to less than 1 year		More than 1 year		Weighted value[2]
		Available Stable Funding Item
Capital		$92,072	$	n/a	$	n/a		$10,993	$103,065
Regulatory capital		92,072		n/a		n/a		10,993	103,065
Other capital instruments		n/a		n/a		n/a		–	–
Retail deposits and deposits from small business customers:		565,323		30,109		12,126		16,082	575,738
Stable deposits[3]		253,225		9,832		6,078		8,483	264,161
Less stable deposits		312,098		20,277		6,048		7,599	311,577
Wholesale funding:		317,183		252,555		45,082		81,441	278,481
Operational deposits[4]		125,326		2,287		–		–	63,807
Other wholesale funding		191,857		250,268		45,082		81,441	214,674
Liabilities with matching interdependent assets[5]		–		1,436		2,074		20,815	–
Other liabilities:		47,588						61,261	2,169
NSFR derivative liabilities		n/a						4,293	n/a

All other liabilities and equity not included in the above categories		47,588		54,478		1,831		1,254	2,169
Total ASF									$959,453
		Required Stable Funding Item
Total NSFR high-quality liquid assets	$	n/a	$	n/a	$	n/a	$	n/a	$50,802
Deposits held at other financial institutions for operational purposes		–		–		–		–	–
Performing loans and securities		83,698		174,773		82,534		541,914	580,631
Performing loans to financial institutions secured by Level 1 HQLA		–		54,748		12,512		–	11,046
Performing loans to financial institutions secured by non-Level 1
HQLA and unsecured performing loans to financial institutions		380		35,303		2,618		4,129	9,520
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		30,222		44,186		33,785		231,171	264,351
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk		n/a		27,969		21,140		236	24,856
Performing residential mortgages, of which:		31,271		29,645		27,410		246,974	217,375
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk[6]		31,271		29,645		27,410		246,974	217,375
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		21,825		10,891		6,209		59,640	78,339
Assets with matching interdependent liabilities[5]		–		1,795		2,337		20,193	–
Other assets:		56,916						88,980	74,812
Physical traded commodities, including gold		11,459		n/a		n/a		n/a	9,861
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		n/a						9,235	7,849
NSFR derivative assets		n/a						6,383	2,685
NSFR derivative liabilities before deduction of variation margin posted		n/a						17,938	897
All other assets not included in the above categories		45,457		49,386		1,078		4,960	53,520

Off-balance sheet items		n/a						609,125	20,796
Total RSF									$727,041
Net Stable Funding Ratio									132%
		As at
		January 31, 2021
Total ASF									$959,610
Total RSF									$746,827
Net Stable Funding Ratio									128%

[1]

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, and physical traded commodities.

[2]	Weighted values are calculated after the application of respective NSFR weights, as prescribed by the OSFI LAR guideline.
[3]

As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.

[4]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

[5]

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability. As such, the only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the Canada Mortgage Bonds (CMB) Program and their corresponding encumbered assets.

[6]	Includes Residential Mortgages and HELOCs.

The Bank’s NSFR for the quarter ended April 30, 2021 is at 132% (January 31, 2021 – 128%) and has met the regulatory requirements. The quarter-over-quarter increase/decrease in the NSFR primarily reflects deposit growth (decline) net of any loan growth (decline), changes in capital levels, external wholesale funding, issuance and maturities, and changes in the maturity profile of wholesale funding.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 38

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and Schwab sweep deposits (collectively, “P&C deposits”) that make up over 75% of total funding.

As a result of the economic impact of COVID-19, the Bank of Canada took a number of actions to help Canadians bridge this difficult period by making credit affordable and available. The Bank of Canada set up or expanded numerous programs which involve acquiring financial assets and lending to financial institutions to support the proper functioning of the financial system and the ability of financial institutions to continue lending. The Bank has used certain of these programs including the Term Repo operations, the Standing Term Liquidity Facility, the Bankers’ Acceptance Purchase Facility, and the Commercial Paper Purchase Facility.

CMHC launched a revised Insured Mortgage Purchase Program (IMPP) as part of Canada’s COVID-19 Economic Response Plan. Under the IMPP, CMHC purchases insured mortgage pools to provide stable funding to banks and mortgage lenders to ensure continued lending to Canadians. The Bank used the IMPP during the second quarter of fiscal 2020 and has not participated in subsequent purchase operations.

Globally, central banks and governments have made available similar asset purchase and lending programs to support market liquidity. Where appropriate, the Bank has accessed certain of these programs.

TABLE 39:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)		As at
	April 30 2021	October 31 2020
P&C deposits – Canadian Retail	$492,396	$471,543
P&C deposits – U.S. Retail	466,019	477,738
Total	$958,415	$949,281

WHOLESALE FUNDING

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Senior Notes, NHA MBS, CMB, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($15 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$45 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)

The Bank regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at April 30, 2021 was $105.3 billion (October 31, 2020 – $121.1 billion).

Other than the IMPP, the funding provided by various central bank and other government programs is not reflected in Table 40: Long-Term Funding or Table 41: Wholesale Funding because funding provided as of the relevant dates is provided by way of asset purchase transactions and repurchase transactions.

TABLE 40:  LONG-TERM FUNDING

		As at
Long-term funding by currency	April 30 2021	October 31 2020
Canadian dollar	37%	32%
U.S. dollar	35	40
Euro	19	20
British pound	5	4
Other	4	4
Total	100%	100%
Long-term funding by type
Senior unsecured medium-term notes	51%	50%
Covered bonds	33	33
Mortgage securitization[1]	14	13
Term asset-backed securities	2	4
Total	100%	100%

[1]	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 39

The following table represents the remaining maturity of various sources of funding outstanding as at April 30, 2021 and October 31, 2020.

TABLE 41:  WHOLESALE FUNDING

(millions of Canadian dollars)	As at

								April 30 2021	October 31 2020
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks[1]	$10,390	$2,356	$646	$342	$13,734	$5	$92	$13,831	$18,013
Bearer deposit note	171	35	105	210	521	–	–	521	1,595
Certificates of deposit	3,664	15,145	15,621	14,716	49,146	165	–	49,311	41,923
Commercial paper	17,628	13,647	5,652	11,601	48,528	–	–	48,528	48,367
Covered bonds	–	5,190	3,868	4,421	13,479	11,170	9,961	34,610	40,537
Mortgage securitization	–	1,042	748	2,423	4,213	4,124	20,631	28,968	29,486
Legacy senior unsecured medium-term notes[2]	–	4,422	947	6,041	11,410	–	11,295	22,705	35,925
Senior unsecured medium-term notes[3]	–	–	–	–	–	5,216	26,059	31,275	25,006
Subordinated notes and debentures[4]	–	–	–	–	–	–	11,269	11,269	11,477
Term asset-backed securitization	–	–	657	–	657	1,140	–	1,797	4,171
Other[5]	8,248	889	2,050	843	12,030	797	1,521	14,348	13,912
Total	$40,101	$42,726	$30,294	$40,597	$153,718	$22,617	$80,828	$257,163	$270,412

Of which:
Secured	$–	$6,232	$5,273	$6,844	$18,349	$16,436	$30,598	$65,383	$74,203
Unsecured	40,101	36,494	25,021	33,753	135,369	6,181	50,230	191,780	196,209
Total	$40,101	$42,726	$30,294	$40,597	$153,718	$22,617	$80,828	$257,163	$270,412

[1]	Includes fixed-term deposits with banks.
[2]

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.

[3]

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in” regime. Excludes $2.3 billion of structured notes subject to conversion under the “bail-in” regime (October 31, 2020 – $2.6 billion).

[4]	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
[5]	Includes fixed-term deposits from non-bank institutions (unsecured) of $14.3 billion (October 31, 2020 – $13.9 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank’s total mortgage-backed securities issuance for the three and six months ended April 30, 2021 was $0.4 billion and $1.0 billion (three and six months ended April 30, 2020 – $1.6 billion and $2.1 billion). Other asset-backed securities issuance for the three and six months ended April 30, 2021 was nil (three and six months ended April 30, 2020 – nil). The Bank also issued $4.5 billion and $9.9 billion, respectively, of unsecured medium-term notes for the three and six months ended April 30, 2021 (three and six months ended April 30, 2020 – $2.5 billion and $3.8 billion, respectively). The total covered bonds issuance for the three and six months ended April 30, 2021 was nil (three and six months ended April 30, 2020 – $4.4 billion).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

In March 2021, OSFI launched a public consultation on the domestic implementation of Basel III requirements. As part of this work, OSFI has also made changes to the LAR. The primary changes proposed to the LAR involve enhancements to the Net Cumulative Cash Flow supervisory tool to improve the risk sensitivity of the metric. Significant changes include the recognition of cash flows associated with planned asset growth, the inclusion of contingencies for undrawn loan commitments, and the recognition of cash flows for expected net expenses. The consultation period for these changes is open until June 2021, and the proposed effective date is January 2023.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating capital lease commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading assets including personal and business term loans and the stable balance of revolving lines of credit. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 40

TABLE 42: REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at

	April 30, 2021
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$5,709	$9	$–	$–	$–	$–	$–	$–	$–	$5,718
Interest-bearing deposits with banks	186,125	571	185	–	–	–	–	–	1,528	188,409
Trading loans, securities, and other[1]	1,945	2,513	6,052	2,276	4,429	9,122	27,430	20,615	67,108	141,490
Non-trading financial assets at fair value through profit or loss	70	1,539	277	74	820	1,296	2,288	1,952	899	9,215
Derivatives	7,460	7,006	4,764	3,709	3,123	6,104	10,979	10,476	–	53,621
Financial assets designated at fair value through profit or loss	548	234	252	239	174	396	1,318	1,671	–	4,832
Financial assets at fair value through other comprehensive income	1,202	5,294	5,781	8,115	11,617	6,038	21,902	25,515	4,135	89,599
Debt securities at amortized cost, net of allowance for credit losses	3,944	5,191	5,989	5,064	6,323	15,800	63,637	109,959	(2)	215,905
Securities purchased under reverse repurchase agreements[2]	97,059	31,931	9,562	7,463	8,825	96	334	105	–	155,375
Loans
Residential mortgages	571	3,222	8,034	6,632	5,786	36,782	154,678	40,572	–	256,277
Consumer instalment and other personal	810	1,666	3,044	2,691	2,590	14,189	76,050	26,778	56,648	184,466
Credit card	–	–	–	–	–	–	–	–	29,281	29,281

Business and government	23,404	9,752	9,106	7,432	11,053	27,185	69,121	60,881	27,476	245,410

Total loans	24,785	14,640	20,184	16,755	19,429	78,156	299,849	128,231	113,405	715,434

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,998)	(6,998)

Loans, net of allowance for loan losses	24,785	14,640	20,184	16,755	19,429	78,156	299,849	128,231	106,407	708,436
Customers’ liability under acceptances	14,114	4,906	50	–	–	–	–	–	–	19,070
Investment in Schwab	–	–	–	–	–	–	–	–	10,697	10,697
Goodwill[3]	–	–	–	–	–	–	–	–	15,979	15,979
Other intangibles[3]	–	–	–	–	–	–	–	–	1,915	1,915
Land, buildings, equipment, and other depreciable assets[3]	1	1	1	6	4	24	324	3,930	4,970	9,261
Deferred tax assets	–	–	–	–	–	–	–	–	1,938	1,938
Amounts receivable from brokers, dealers, and clients	21,535	–	–	–	–	–	–	–	–	21,535

Other assets	3,496	1,248	244	110	1,435	78	115	90	9,247	16,063
Total assets	$367,993	$75,083	$53,341	$43,811	$56,179	$117,110	$428,176	$302,544	$224,821	$1,669,058

Liabilities
Trading deposits	$5,288	$5,654	$7,194	$5,035	$3,031	$2,823	$3,441	$1,213	$–	$33,679
Derivatives	8,800	6,865	4,920	3,957	2,350	6,386	11,635	13,106	–	58,019
Securitization liabilities at fair value	–	620	344	643	1,022	2,252	6,235	2,506	–	13,622
Financial liabilities designated at fair value through profit or loss	12,451	19,487	14,067	8,664	11,452	123	3	6	–	66,253
Deposits[4,5]
Personal	5,742	10,552	8,300	6,711	7,617	8,762	7,042	28	571,708	626,462
Banks	8,793	2,150	158	272	100	2	2	3	14,694	26,174

Business and government	24,216	22,871	10,087	6,532	7,142	16,927	45,711	4,653	327,713	465,852

Total deposits	38,751	35,573	18,545	13,515	14,859	25,691	52,755	4,684	914,115	1,118,488
Acceptances	14,114	4,906	50	–	–	–	–	–	–	19,070
Obligations related to securities sold short[1]	2,572	3,406	1,030	630	1,995	3,865	11,758	12,700	1,124	39,080
Obligations related to securities sold under repurchase agreements[2]	119,778	11,063	8,936	1,862	3,102	1,483	1,380	722	–	148,326
Securitization liabilities at amortized cost	–	422	404	340	419	1,872	7,747	4,142	–	15,346
Amounts payable to brokers, dealers, and clients	20,514	–	–	–	–	–	–	–	–	20,514
Insurance-related liabilities	153	260	386	386	407	940	1,634	893	2,275	7,334
Other liabilities	5,148	1,257	1,820	1,329	553	1,676	1,238	4,980	5,542	23,543

Subordinated notes and debentures	–	–	–	–	–	–	200	11,069	–	11,269

Equity	–	–	–	–	–	–	–	–	94,515	94,515
Total liabilities and equity	$227,569	$89,513	$57,696	$36,361	$39,190	$47,111	$98,026	$56,021	$1,017,571	$1,669,058
Off-balance sheet commitments
Credit and liquidity commitments[6,7]	$18,168	$32,868	$19,949	$18,995	$18,945	$39,193	$105,515	$4,041	$1,207	$258,881
Other commitments[8]	103	113	180	238	154	659	932	910	–	3,289

Unconsolidated structured entity commitments	–	1,008	384	1,640	270	544	–	–	–	3,846
Total off-balance sheet commitments	$18,271	$33,989	$20,513	$20,873	$19,369	$40,396	$106,447	$4,951	$1,207	$266,016

[1]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[2]	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
[3]	Certain non-financial assets have been recorded as having ‘no specific maturity’.
[4]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
[5]

Includes $35 billion of covered bonds with remaining contractual maturities of $5 billion in ‘over 1 months to 3 months’, $4 billion in ‘over 3 months to 6 months’, $3 billion in ‘over 6 months to 9 months’, $2 billion in ‘over 9 months to 1 year’, $11 billion in ‘over 1 to 2 years’, $8 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

[6]	Includes $309 million in commitments to extend credit to private equity investments.
[7]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
[8]	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 41

TABLE 42: REMAINING CONTRACTUAL MATURITY (continued)

(millions of Canadian dollars)	As at
	October 31, 2020

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$6,437	$8	$–	$–	$–	$–	$–	$–	$–	$6,445
Interest-bearing deposits with banks	161,326	656	–	–	–	–	–	–	2,167	164,149
Trading loans, securities, and other[1]	4,363	6,920	7,866	6,913	3,867	9,732	23,624	27,554	57,479	148,318
Non-trading financial assets at fair value through profit or loss	80	–	600	2,271	69	1,430	1,425	1,879	794	8,548
Derivatives	5,299	7,167	4,554	2,810	2,525	6,314	10,004	15,569	–	54,242
Financial assets designated at fair value through profit or loss	820	183	631	234	107	930	1,253	581	–	4,739
Financial assets at fair value through other comprehensive income	2,501	2,799	8,490	6,101	4,886	25,305	23,667	26,957	2,579	103,285
Debt securities at amortized cost, net of allowance for credit losses	6,444	23,449	16,052	5,855	5,498	12,386	62,145	95,852	(2)	227,679
Securities purchased under reverse repurchase agreements[2]	98,721	30,246	23,879	11,776	4,204	29	307	–	–	169,162
Loans
Residential mortgages	472	2,845	7,286	9,994	10,481	38,182	138,912	44,047	–	252,219
Consumer instalment and other personal	706	1,423	3,437	3,941	3,893	14,594	68,961	28,038	60,467	185,460
Credit card	–	–	–	–	–	–	–	–	32,334	32,334

Business and government	27,193	4,938	8,973	11,653	8,672	35,439	70,478	65,144	23,309	255,799

Total loans	28,371	9,206	19,696	25,588	23,046	88,215	278,351	137,229	116,110	725,812

Allowance for loan losses	–	–	–	–	–	–	–	–	(8,289)	(8,289)

Loans, net of allowance for loan losses	28,371	9,206	19,696	25,588	23,046	88,215	278,351	137,229	107,821	717,523
Customers’ liability under acceptances	12,699	2,036	204	2	–	–	–	–	–	14,941
Investment in Schwab	–	–	–	–	–	–	–	–	12,174	12,174
Goodwill[3]	–	–	–	–	–	–	–	–	17,148	17,148
Other intangibles[3]	–	–	–	–	–	–	–	–	2,125	2,125
Land, buildings, equipment, and other depreciable assets[3,4]	–	1	6	91	9	29	299	4,384	5,317	10,136
Deferred tax assets	–	–	–	–	–	–	–	–	2,444	2,444
Amounts receivable from brokers, dealers, and clients	33,951	–	–	–	–	–	–	–	–	33,951

Other assets	3,521	1,060	643	2,783	470	150	125	171	9,933	18,856
Total assets	$364,533	$83,731	$82,621	$64,424	$44,681	$144,520	$401,200	$310,176	$219,979	$1,715,865

Liabilities
Trading deposits	$1,802	$2,429	$2,065	$3,057	$1,639	$3,510	$3,455	$1,220	$–	$19,177
Derivatives	4,718	6,783	3,997	1,917	2,012	5,438	11,084	17,254	–	53,203
Securitization liabilities at fair value	–	608	243	652	345	2,495	6,706	2,669	–	13,718
Financial liabilities designated at fair value through profit or loss	18,654	7,290	12,563	15,892	5,251	–	4	11	–	59,665
Deposits[5,6]
Personal	6,240	8,996	9,139	9,550	7,288	10,095	7,923	37	565,932	625,200
Banks	12,870	1,592	313	56	28	–	4	5	14,101	28,969

Business and government	25,387	24,703	24,841	15,274	7,214	14,378	52,852	3,386	313,129	481,164

Total deposits	44,497	35,291	34,293	24,880	14,530	24,473	60,779	3,428	893,162	1,135,333
Acceptances	12,699	2,036	204	2	–	–	–	–	–	14,941
Obligations related to securities sold short[1]	698	1,095	993	823	707	4,888	9,789	14,986	1,020	34,999
Obligations related to securities sold under repurchase agreements[2]	122,433	23,944	30,879	1,791	4,952	4,873	4	–	–	188,876
Securitization liabilities at amortized cost	–	1,055	221	422	404	1,642	8,799	3,225	–	15,768
Amounts payable to brokers, dealers, and clients	35,143	–	–	–	–	–	–	–	–	35,143
Insurance-related liabilities	306	350	382	316	305	963	1,676	1,033	2,259	7,590

Other liabilities[4]	7,672	3,630	1,744	701	1,048	1,304	1,402	5,633	7,342	30,476

Subordinated notes and debentures	–	–	–	–	–	–	200	11,277	–	11,477

Equity	–	–	–	–	–	–	–	–	95,499	95,499
Total liabilities and equity	$248,622	$84,511	$87,584	$50,453	$31,193	$49,586	$103,898	$60,736	$999,282	$1,715,865
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$19,568	$23,526	$25,918	$20,089	$14,289	$43,760	$107,951	$4,343	$1,309	$260,753
Other commitments[9]	77	169	183	188	165	657	875	553	–	2,867

Unconsolidated structured entity commitments	903	342	1,367	227	408	–	–	–	–	3,247
Total off-balance sheet commitments	$20,548	$24,037	$27,468	$20,504	$14,862	$44,417	$108,826	$4,896	$1,309	$266,867
[1]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[2]	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
[3]	Certain non-financial assets have been recorded as having ‘no specific maturity’.
[4]

Upon adoption of Leases (IFRS 16), right-of-use assets recognized are included in ‘Land, buildings, equipment, and other depreciable assets’ and lease liabilities recognized are included in ‘Other liabilities’.

[5]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
[6]

Includes $41 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 months to 3 months’, $3 billion in ‘over 3 months to 6 months’, $5 billion in ‘over 6 months to 9 months’, $4 billion in ‘over 9 months to 1 year’, $9 billion in ‘over 1 to 2 years’, $16 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

[7]	Includes $290 million in commitments to extend credit to private equity investments.
[8]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
[9]	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 42

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank enters into securitization and off-balance sheet arrangements in the normal course of operations. The Bank is involved with structured entities (SEs) that it sponsors, as well as entities sponsored by third parties. Refer to “Securitization and Off-Balance Sheet Arrangements” section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank’s 2020 Annual Report and “Transfers of Financial Assets Qualifying for Derecognition” section of Note 6 of the Bank’s second quarter 2021 Interim Consolidated Financial Statements for further details. There have been no significant changes to the Bank’s securitization and off-balance sheet arrangements during the quarter ended April 30, 2021.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, personal loans, credit cards and business and government loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SEs and Canadian non-SE third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a consolidated SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.

Credit Card Loans

The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SEs and Canadian non-SE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

The Bank securitizes third party-originated assets through Bank-sponsored SEs, including its Canadian multi-seller conduits which are not consolidated. These Canadian multi-seller conduits securitize Canadian originated third-party assets. The Bank administers these multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $9.7 billion as at April 30, 2021 (October 31, 2020 – $10.9 billion). In addition, as at April 30, 2021, the Bank had committed to provide $3.8 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2020 – $3.2 billion).

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3.0 billion as at April 30, 2021 (October 31, 2020 – $4.0 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s second quarter 2021 Interim Consolidated Financial Statements and 2020 Annual Consolidated Financial Statements. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank’s second quarter 2021 Interim Consolidated Financial Statements and Bank’s 2020 Annual Consolidated Financial Statements.

ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential for understanding the results of its operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

Impairment – Expected Credit Loss Model

The ECL model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. As a result of COVID-19, there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information used in assessing significant increase in credit risk and measuring ECLs. The Bank introduced relief programs in the second quarter of 2020 that allowed borrowers to temporarily defer payments of principal and/or interest on their loans and is supporting various government-assistance programs which reduce the Bank’s exposure to expected losses. Under these retail and non-retail programs and notwithstanding any other changes in credit risk, opting into a payment deferral program does not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and does not result in additional days past due. Since the second quarter of 2020, macroeconomic variables for the downside scenario were based on plausible scenario analyses of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Starting in the first quarter of 2021, the upside scenario was based on plausible scenario analyses of a more rapid recovery from the COVID-19 shock. Refer to Note 6 of the Bank’s second quarter 2021 Interim Consolidated Financial Statements for additional details on the macroeconomic variables used in the forward-looking macroeconomic forecasts.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 43

Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of COVID-19 are not fully incorporated into the model calculations, increased temporary quantitative and qualitative adjustments have been applied. This includes borrower credit scores, industry and geography specific COVID-19 impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards and changes in accounting policies have been adopted by the Bank on November 1, 2020.

IBOR Reform and its Effects on Financial Reporting

Various interest rates and other indices that are deemed to be “benchmarks”, including interbank offered rate (IBOR) benchmarks, have been, and continue to be, the subject of international regulatory guidance and proposals for reform. Following the announcement by the U.K. Financial Conduct Authority (FCA) in July 2017 that it would no longer compel banks to submit London Interbank Offered Rates (LIBORs) after December 2021 (which was subsequently updated to June 2023 for certain tenors of US LIBOR), efforts to transition away from IBORs to alternative reference rates (ARRs) have been continuing in various jurisdictions. These developments, and the related uncertainty over the potential variance in the timing and manner of implementation in each jurisdiction, introduce risks that may have adverse consequences on the Bank, its clients, and the financial services industry. Other transition risks may arise because the new ARRs, unlike LIBOR, are overnight near risk-free rates which could result in different financial performance for legacy transactions, require different hedging strategies, or affect the Bank’s capital and liquidity planning and management. Additionally, any adverse impacts on the value of and return on existing instruments and contracts for the Bank’s clients may present an increased risk of litigation, regulatory intervention, and possible reputational damage.

To manage the transition to ARRs, the Bank has established an enterprise-wide, cross functional initiative with Board oversight and dedicated work streams to evaluate and address the key areas of impact on the Bank’s products, services, systems, documents, processes, models, funding and liquidity planning, risk management frameworks, and financial reporting with the intention of managing the impact through appropriate mitigating actions. The Bank is also actively participating in industry associations and incorporating best practice guidance from these working groups as well as regulatory bodies into the transition plan, such as incorporating appropriate fallback language in contracts, making available new products referencing ARRs, ceasing the issuance of IBOR based financial instruments, and preparing for overall operational readiness. To help support the transition of legacy derivative contracts, the Bank’s registered swap dealer and four additional Bank affiliates have adhered to the International Swaps and Derivatives Association IBOR Fallbacks Protocol (ISDA Protocol). The ISDA Protocol, which took effect on January 25, 2021, provides an efficient transition mechanism for mutually adhering counterparties to incorporate prescribed fallback rates into legacy derivative contracts.

The Bank is progressing on its transition plan and incorporating market developments as they arise. On March 5, 2021, ICE Benchmark Administration (IBA), the administrator of LIBOR, announced that it will cease publication of: (i) GBP LIBOR (all tenors), EUR LIBOR (all tenors), CHF LIBOR (all tenors), JPY LIBOR (all tenors), and US LIBOR (1-week and 2-months) following December 31, 2021; and (ii) US LIBOR (overnight, 1-month, 3-months, 6-months, and 12-months) following June 30, 2023. Further to IBA’s confirmation of its timeline for LIBOR cessation, London Clearing House and the Chicago Mercantile Exchange Group are working with market participants to establish a process to convert outstanding LIBOR swaps into corresponding market standard ARR-based contracts. The Bank continues to monitor and participate in these and other industry developments to help support an orderly wind down of LIBOR.

As a result of the decision taken by international regulators to transition from IBORs to ARRs, the IASB undertook standard setting activities related to the accounting issues of IBOR reform in two phases. On September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7 (Interest Rate Benchmark Reform Phase 1), for which the Bank adopted the applicable amendments in the fourth quarter of 2019. On August 27, 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform Phase 2). The amendments are effective for annual periods beginning on or after January 1, 2021, with early adoption permitted. The Bank early adopted these amendments on November 1, 2020 and no transition adjustment was required.

Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform and made on an economically equivalent basis to be accounted for by updating the effective interest rate (EIR) prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Reliefs are also provided for an entity’s hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.

Hedging Relationships

Fair Value Hedges

The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Net interest income on the Interim Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities, or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Interim Consolidated Statement of Income in Net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income or Non-interest income, as applicable, on the Interim Consolidated Statement of Income.

On November 1, 2020, the Bank changed its accounting policy on a retrospective basis for the presentation of fair value changes on hedging instruments designated in certain fair value hedge accounting relationships, reclassifying the portion excluded from the hedge accounting designation to net interest income from non-interest income. With the reclassification, changes in the fair value of the hedged item and related hedging instrument (excluding hedge ineffectiveness) are presented in the same lines on the Interim Consolidated Statement of Income. For the comparative three and six months ended April 30, 2020, the Bank

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 44

reclassified losses of $260 million and $392 million, respectively, from Non-interest income to Net interest income on the Interim Consolidated Statement of Income to conform with the presentation adopted in the current period.

Business Combinations

In October 2018, the IASB issued a narrow-scope amendment to IFRS 3, Business Combinations. The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The Bank adopted these amendments on November 1, 2020 prospectively and they did not have a significant impact on the Bank.

Revised Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Bank adopted the Revised Conceptual Framework prospectively on November 1, 2020 and it did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of applying the standard on the Interim Consolidated Financial Statements and will adopt the standard when it becomes effective.

Insurance Contracts

The IASB issued IFRS 17, Insurance Contracts (IFRS 17) which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.

The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.

The adoption of IFRS 17 is a significant initiative for the Bank and is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD Insurance Board, Risk Committee, and Audit Committee.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 45

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	April 30, 2021	October 31, 2020
ASSETS
Cash and due from banks	$5,718	$6,445
Interest-bearing deposits with banks	188,409	164,149
	194,127	170,594
Trading loans, securities, and other (Note 4)	141,490	148,318
Non-trading financial assets at fair value through profit or loss (Note 4)	9,215	8,548
Derivatives (Note 4)	53,621	54,242
Financial assets designated at fair value through profit or loss (Note 4)	4,832	4,739
Financial assets at fair value through other comprehensive income (Notes 4, 5, 6)	89,599	103,285
	298,757	319,132
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	215,905	227,679
Securities purchased under reverse repurchase agreements (Note 4)	155,375	169,162
Loans (Notes 4, 6)
Residential mortgages	256,277	252,219
Consumer instalment and other personal	184,466	185,460
Credit card	29,281	32,334
Business and government	245,410	255,799
	715,434	725,812
Allowance for loan losses (Note 6)	(6,998)	(8,289)
Loans, net of allowance for loan losses	708,436	717,523
Other
Customers’ liability under acceptances	19,070	14,941
Investment in Schwab (Note 7)	10,697	12,174
Goodwill (Note 8)	15,979	17,148
Other intangibles	1,915	2,125
Land, buildings, equipment, and other depreciable assets	9,261	10,136
Deferred tax assets (Note 15)	1,938	2,444
Amounts receivable from brokers, dealers, and clients	21,535	33,951
Other assets (Note 9)	16,063	18,856
	96,458	111,775
Total assets	$1,669,058	$1,715,865
LIABILITIES
Trading deposits (Notes 4, 10)	$33,679	$19,177
Derivatives (Note 4)	58,019	53,203
Securitization liabilities at fair value (Note 4)	13,622	13,718
Financial liabilities designated at fair value through profit or loss (Notes 4, 10)	66,253	59,665
	171,573	145,763
Deposits (Notes 4, 10)
Personal	626,462	625,200
Banks	26,174	28,969
Business and government	465,852	481,164
	1,118,488	1,135,333
Other
Acceptances	19,070	14,941
Obligations related to securities sold short (Note 4)	39,080	34,999
Obligations related to securities sold under repurchase agreements (Note 4)	148,326	188,876
Securitization liabilities at amortized cost (Note 4)	15,346	15,768
Amounts payable to brokers, dealers, and clients	20,514	35,143
Insurance-related liabilities	7,334	7,590
Other liabilities (Note 11)	23,543	30,476
	273,213	327,793
Subordinated notes and debentures (Note 4)	11,269	11,477
Total liabilities	1,574,543	1,620,366
EQUITY
Shareholders’ Equity
Common shares (Note 12)	22,790	22,487
Preferred shares (Note 12)	4,950	5,650
Treasury shares – common (Note 12)	(123)	(37)
Treasury shares – preferred (Note 12)	(5)	(4)
Contributed surplus	126	121
Retained earnings	59,035	53,845
Accumulated other comprehensive income (loss)	7,742	13,437
Total equity	94,515	95,499
Total liabilities and equity	$1,669,058	$1,715,865

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Interest income[1]
Loans	$5,827	$7,376	$12,017	$15,392
Securities
Interest	875	1,578	1,824	3,295
Dividends	443	416	838	951
Deposits with banks	81	105	157	225
	7,226	9,475	14,836	19,863
Interest expense (Note 19)
Deposits	964	2,454	2,095	5,654
Securitization liabilities	84	99	160	225
Subordinated notes and debentures	92	106	186	213
Other	251	616	530	1,402
	1,391	3,275	2,971	7,494
Net interest income	5,835	6,200	11,865	12,369
Non-interest income
Investment and securities services	1,550	1,353	3,060	2,632
Credit fees	357	352	715	687
Net securities gain (loss) (Note 5)	(47)	(12)	(27)	(2)
Trading income (loss)	69	368	341	684
Income (loss) from non-trading financial instruments at fair value through profit or loss	48	(90)	116	(78)
Income (loss) from financial instruments designated at fair value through profit or loss	(232)	(84)	(258)	(58)
Service charges	628	654	1,271	1,389
Card services	557	510	1,152	1,130
Insurance revenue	1,088	1,127	2,316	2,258
Other income (loss)	375	150	489	126
	4,393	4,328	9,175	8,768
Total revenue	10,228	10,528	21,040	21,137
Provision for (recovery of) credit losses (Note 6)	(377)	3,218	(64)	4,137
Insurance claims and related expenses	441	671	1,221	1,451
Non-interest expenses
Salaries and employee benefits (Notes 13,14)	3,125	2,927	6,281	5,960
Occupancy, including depreciation	488	462	1,033	900
Technology and equipment, including depreciation	423	408	827	785
Amortization of other intangibles	173	205	353	407
Communication and marketing	272	278	539	591
Restructuring charges (recovery)	17	(3)	41	(8)
Brokerage-related and sub-advisory fees	108	94	206	179
Professional, advisory and outside services	349	361	662	699
Other	774	389	1,571	1,075
	5,729	5,121	11,513	10,588
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,435	1,518	8,370	4,961
Provision for (recovery of) income taxes	962	250	1,789	909
Share of net income from investment in Schwab and TD Ameritrade (Note 7)	222	247	391	452
Net income	3,695	1,515	6,972	4,504
Preferred dividends	65	68	130	135
Net income available to common shareholders	$3,630	$1,447	$6,842	$4,369
Earnings per share (Canadian dollars) (Note 16)
Basic	$2.00	$0.80	$3.77	$2.42
Diluted	1.99	0.80	3.76	2.42
Dividends per common share (Canadian dollars)	0.79	0.79	1.58	1.53

[1]

Includes $6,397 million and $13,185 million, for the three and six months ended April 30, 2021, respectively (three and six months ended April 30, 2020 – $7,967 million and $16,569 million, respectively) which have been calculated based on the effective interest rate method. Refer to Note 19.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1] (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Net income	$3,695	$1,515	$6,972	$4,504
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	(114)	(328)	105	(273)
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	(11)	8	(28)	1
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	(3)	6	(2)	6
	(128)	(314)	75	(266)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	(3,276)	4,191	(6,647)	4,536
Net gains (losses) on hedges of investments in foreign operations	1,065	(1,279)	2,150	(1,423)
	(2,211)	2,912	(4,497)	3,113
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	(849)	3,657	(1,369)	4,142
Reclassification to earnings of losses (gains) on cash flow hedges	359	(1,217)	618	(1,402)
	(490)	2,440	(751)	2,740
Share of other comprehensive income (loss) from investment in Schwab and TD Ameritrade	(770)	71	(826)	57
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	808	9	1,216	(143)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	171	(238)	269	(206)
Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss	18	12	35	(49)
	997	(217)	1,520	(398)
Total other comprehensive income (loss), net of income taxes	(2,602)	4,892	(4,479)	5,246
Total comprehensive income (loss)	$1,093	$6,407	$2,493	$9,750
Attributable to:
Common shareholders	$1,028	$6,339	$2,363	$9,615
Preferred shareholders	65	68	130	135

[1]	The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	$(292)	$(74)	$(241)	$(58)
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	2	(3)	6	–
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	–	(2)	–	(2)
Unrealized gains (losses) on investments in foreign operations	–	–	–	–
Net gains (losses) on hedges of investments in foreign operations	377	(459)	763	(510)
Change in gains (losses) on derivatives designated as cash flow hedges	(539)	1,519	(929)	1,704
Less: Reclassification to earnings of losses (gains) on cash flow hedges	(368)	666	(664)	749
Actuarial gains (losses) on employee benefit plans	288	3	433	(51)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	59	(87)	96	(76)
Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss	6	4	13	(18)
Total income taxes	$265	$241	$793	$240

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
Common shares (Note 12)
Balance at beginning of period	$22,645	$21,773	$22,487	$21,713
Proceeds from shares issued on exercise of stock options	44	12	90	53
Shares issued as a result of dividend reinvestment plan	101	74	213	143
Purchase of shares for cancellation and other	–	(93)	–	(143)
Balance at end of period	22,790	21,766	22,790	21,766
Preferred shares (Note 12)
Balance at beginning of period	5,650	5,800	5,650	5,800
Redemption of shares	(700)	–	(700)	–
Balance at end of period	4,950	5,800	4,950	5,800
Treasury shares – common (Note 12)
Balance at beginning of period	(171)	(131)	(37)	(41)
Purchase of shares	(2,688)	(2,359)	(5,833)	(4,635)
Sale of shares	2,736	2,465	5,747	4,651
Balance at end of period	(123)	(25)	(123)	(25)
Treasury shares – preferred (Note 12)
Balance at beginning of period	(4)	(7)	(4)	(6)
Purchase of shares	(45)	(31)	(79)	(69)
Sale of shares	44	35	78	72
Balance at end of period	(5)	(3)	(5)	(3)
Contributed surplus
Balance at beginning of period	121	161	121	157
Net premium (discount) on sale of treasury shares	2	(32)	(6)	(37)
Issuance of stock options, net of options exercised	1	1	5	–
Other	2	(6)	6	4
Balance at end of period	126	124	126	124
Retained earnings
Balance at beginning of period	56,032	50,119	53,845	49,497
Impact on adoption of IFRS 16, Leases	n/a [1]	n/a	n/a	(553)
Net income attributable to shareholders	3,695	1,515	6,972	4,504
Common dividends	(1,435)	(1,421)	(2,868)	(2,760)
Preferred dividends	(65)	(68)	(130)	(135)
Net premium on repurchase of common shares, redemption of preferred shares, and other	(1)	(448)	(1)	(704)
Actuarial gains (losses) on employee benefit plans	808	9	1,216	(143)
Realized gains (losses) on equity securities designated at fair value through other comprehensive income	1	(4)	1	(4)
Balance at end of period	59,035	49,702	59,035	49,702
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	746	338	543	290
Other comprehensive income (loss)	(125)	(320)	77	(272)
Allowance for credit losses	(3)	6	(2)	6
Balance at end of period	618	24	618	24
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	(154)	(8)	(252)	(40)
Other comprehensive income (loss)	172	(242)	270	(210)
Reclassification of loss (gain) to retained earnings	(1)	4	(1)	4
Balance at end of period	17	(246)	17	(246)
Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	(20)	(47)	(37)	14
Other comprehensive income (loss)	18	12	35	(49)
Balance at end of period	(2)	(35)	(2)	(35)
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	7,071	8,994	9,357	8,793
Other comprehensive income (loss)	(2,211)	2,912	(4,497)	3,113
Balance at end of period	4,860	11,906	4,860	11,906
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	3,565	1,797	3,826	1,497
Other comprehensive income (loss)	(490)	2,440	(751)	2,740
Balance at end of period	3,075	4,237	3,075	4,237
Share of accumulated other comprehensive income (loss) from investment in Schwab and TD Ameritrade	(826)	84	(826)	84
Total accumulated other comprehensive income	7,742	15,970	7,742	15,970
Total equity	$94,515	$93,334	$94,515	$93,334

[1]	Not applicable.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Cash flows from (used in) operating activities
Net income before income taxes, including share of net income from investment in Schwab and TD Ameritrade	$4,657	$1,765	$8,761	$5,413
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses (Note 6)	(377)	3,218	(64)	4,137
Depreciation	370	304	769	595
Amortization of other intangibles	173	205	353	407
Net securities losses (gains) (Note 5)	47	12	27	2
Share of net income from investment in Schwab and TD Ameritrade (Note 7)	(222)	(247)	(391)	(452)
Deferred taxes	197	(542)	366	(416)
Changes in operating assets and liabilities
Interest receivable and payable (Notes 9, 11)	(128)	(76)	(144)	(155)
Securities sold under repurchase agreements	(27,346)	37,421	(40,550)	37,861
Securities purchased under reverse repurchase agreements	801	(1,996)	13,787	(1,856)
Securities sold short	(2,688)	(8,757)	4,081	(925)
Trading loans and securities	14,861	30,645	6,828	14,170
Loans net of securitization and sales	(2,084)	(56,653)	9,090	(66,101)
Deposits	(34,183)	168,943	(2,343)	190,842
Derivatives	1,267	(777)	5,437	(2,003)
Non-trading financial assets at fair value through profit or loss	(1,525)	(1,496)	(667)	(2,165)
Financial assets and liabilities designated at fair value through profit or loss	16,591	(17,841)	6,495	(10,506)
Securitization liabilities	133	817	(518)	845
Current taxes	338	(452)	805	(710)
Brokers, dealers and clients amounts receivable and payable	3,124	(3,832)	(2,213)	(5,179)
Other	9,258	(12,843)	16,377	(15,271)
Net cash from (used in) operating activities	(16,736)	137,818	26,286	148,533
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures	–	3,000	–	3,000
Redemption or repurchase of subordinated notes and debentures	8	(5)	10	(69)
Common shares issued (Note 12)	39	10	79	46
Repurchase of common shares (Note 12)	–	(541)	–	(847)
Redemption of preferred shares (Note 12)	(700)	–	(700)	–
Sale of treasury shares (Note 12)	2,782	2,468	5,819	4,686
Purchase of treasury shares (Note 12)	(2,733)	(2,390)	(5,912)	(4,704)
Dividends paid	(1,399)	(1,415)	(2,785)	(2,752)
Repayment of lease liabilities	(145)	(155)	(281)	(298)
Net cash from (used in) financing activities	(2,148)	972	(3,770)	(938)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	28,697	(112,703)	(24,260)	(121,177)
Activities in financial assets at fair value through other comprehensive income (Note 5)
Purchases	(5,456)	(22,094)	(11,608)	(29,509)
Proceeds from maturities	10,313	9,229	18,249	18,766
Proceeds from sales	548	5,106	1,153	6,901
Activities in debt securities at amortized cost (Note 5)
Purchases	(41,497)	(24,231)	(68,775)	(39,332)
Proceeds from maturities	25,006	6,325	61,122	17,469
Proceeds from sales	1,105	8	1,702	172
Net purchases of land, buildings, equipment, and other depreciable assets	(183)	(369)	(485)	(629)
Net cash from (used in) investing activities	18,533	(138,729)	(22,902)	(147,339)
Effect of exchange rate changes on cash and due from banks	(181)	163	(341)	178
Net increase (decrease) in cash and due from banks	(532)	224	(727)	434
Cash and due from banks at beginning of period	6,250	5,073	6,445	4,863
Cash and due from banks at end of period	$5,718	$5,297	$5,718	$5,297
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$900	$619	$1,595	$1,345
Amount of interest paid during the period	1,585	3,070	3,285	7,305
Amount of interest received during the period	6,849	9,038	14,168	18,960
Amount of dividends received during the period	438	440	830	930

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 50

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1:  NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting using the accounting policies as described in Note 2 of the Bank’s 2020 Annual Consolidated Financial Statements, except for the changes in accounting policies described in Note 2 of this report. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.

The preparation of the Interim Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2020 Annual Consolidated Financial Statements and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three and six months ended April 30, 2021, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on May 26, 2021.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, they should be read in conjunction with the Bank’s 2020 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2020 Management’s Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards and changes in accounting policies have been adopted by the Bank on November 1, 2020.

IBOR Reform and its Effects on Financial Reporting

Various interest rates and other indices that are deemed to be “benchmarks”, including interbank offered rate (IBOR) benchmarks, have been, and continue to be, the subject of international regulatory guidance and proposals for reform. Following the announcement by the U.K. Financial Conduct Authority (FCA) in July 2017 that it would no longer compel banks to submit London Interbank Offered Rates (LIBORs) after December 2021 (which was subsequently updated to June 2023 for certain tenors of US LIBOR), efforts to transition away from IBORs to alternative reference rates (ARRs) have been continuing in various jurisdictions. These developments, and the related uncertainty over the potential variance in the timing and manner of implementation in each jurisdiction, introduce risks that may have adverse consequences on the Bank, its clients, and the financial services industry. Other transition risks may arise because the new ARRs, unlike LIBOR, are overnight near risk-free rates which could result in different financial performance for legacy transactions, require different hedging strategies, or affect the Bank’s capital and liquidity planning and management. Additionally, any adverse impacts on the value of and return on existing instruments and contracts for the Bank’s clients may present an increased risk of litigation, regulatory intervention, and possible reputational damage.

To manage the transition to ARRs, the Bank has established an enterprise-wide, cross functional initiative with Board oversight and dedicated work streams to evaluate and address the key areas of impact on the Bank’s products, services, systems, documents, processes, models, funding and liquidity planning, risk management frameworks, and financial reporting with the intention of managing the impact through appropriate mitigating actions. The Bank is also actively participating in industry associations and incorporating best practice guidance from these working groups as well as regulatory bodies into the transition plan, such as incorporating appropriate fallback language in contracts, making available new products referencing ARRs, ceasing the issuance of IBOR based financial instruments, and preparing for overall operational readiness. To help support the transition of legacy derivative contracts, the Bank’s registered swap dealer and four additional Bank affiliates have adhered to the International Swaps and Derivatives Association IBOR Fallbacks Protocol (ISDA Protocol). The ISDA Protocol, which took effect on January 25, 2021, provides an efficient transition mechanism for mutually adhering counterparties to incorporate prescribed fallback rates into legacy derivative contracts.

The Bank is progressing on its transition plan and incorporating market developments as they arise. On March 5, 2021, ICE Benchmark Administration (IBA), the administrator of LIBOR, announced that it will cease publication of: (i) GBP LIBOR (all tenors), EUR LIBOR (all tenors), CHF LIBOR (all tenors), JPY LIBOR (all tenors), and US LIBOR (1-week and 2-months) following December 31, 2021; and (ii) US LIBOR (overnight, 1-month, 3-months, 6-months, and 12-months) following June 30, 2023. Further to IBA’s confirmation of its timeline for LIBOR cessation, London Clearing House and the Chicago Mercantile Exchange Group are working with market participants to establish a process to convert outstanding LIBOR swaps into corresponding market standard ARR-based contracts. The Bank continues to monitor and participate in these and other industry developments to help support an orderly wind down of LIBOR.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 51

As a result of the decision taken by international regulators to transition from IBORs to ARRs, the IASB undertook standard setting activities related to the accounting issues of IBOR reform in two phases. On September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7 (Interest Rate Benchmark Reform Phase 1), for which the Bank adopted the applicable amendments in the fourth quarter of 2019. On August 27, 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform Phase 2). The amendments are effective for annual periods beginning on or after January 1, 2021, with early adoption permitted. The Bank early adopted these amendments on November 1, 2020 and no transition adjustment was required.

Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform and made on an economically equivalent basis to be accounted for by updating the effective interest rate (EIR) prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Reliefs are also provided for an entity’s hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.

The following table discloses the Bank’s exposures to significant interest rate benchmarks subject to IBOR reform that have yet to transition to an ARR and will be maturing after June 30, 2023 for certain tenors of US LIBOR and after December 31, 2021 for other IBORs subject to transition. This also includes exposures to interest rate benchmarks subject to IBOR reform that are not required to transition to an ARR.

Exposures to Interest Rate Benchmarks Subject to IBOR Reform1,2,3,4

(millions of Canadian dollars)					As at April 30, 2021
	Non-derivative financial assets[5]	Non-derivative financial liabilities	Derivatives			Off-balance sheet commitments[6]
	Carrying amount	Carrying amount	Notional	Positive fair value	Negative fair value	Contractual amount
US LIBOR tenors ceasing 12/31/2021	$1,548	$–	$175	$2	$16	$–
US LIBOR tenors ceasing 06/30/2023	101,356	505	2,544,614	1,131	2,119	70,013
GBP LIBOR	816	848	386,367	123	144	1,305
Other IBORs[7]	571	154	272,189	227	420	–
	104,291	1,507	3,203,345	1,483	2,699	71,318
Cross-currency swaps[8]
US LIBOR / other rates[9]	n/a	n/a	371,008	5,457	7,461	n/a
US LIBOR / GBP LIBOR	n/a	n/a	132,407	564	536	n/a
US LIBOR / JPY LIBOR	n/a	n/a	33,779	409	335	n/a
Other IBORs[7]	n/a	n/a	37,376	889	787	n/a
	n/a	n/a	574,570	7,319	9,119	n/a
Total	$104,291	$1,507	$3,777,915	$8,802	$11,818	$71,318

[1]

US LIBOR transitioning to SOFR (Secured Overnight Financing Rate), GBP LIBOR transitioning to SONIA (Sterling Overnight Index Average), and JPY LIBOR transitioning to TONAR (Tokyo Overnight Average Rate).

[2]

EURIBOR (Euro Interbank Offered Rate) is excluded from the table as it underwent a methodology change in 2019 and will continue as an interest rate benchmark. As at April 30, 2021, the notional amount of derivatives indexed to EURIBOR was $1,642 billion, and the carrying amounts of non-derivative financial assets and non-derivative financial liabilities indexed to EURIBOR were $364 million and $3 million, respectively.

[3]

Certain demand facilities indexed to US LIBOR have no specific maturity and are therefore excluded from the table. As at April 30, 2021, the carrying amounts of demand loans and demand deposits indexed to US LIBOR with no specific maturity were $2 billion and $1 billion, respectively.

[4]

As at April 30, 2021, the notional amount of derivatives indexed to US LIBOR 1-month and 3-month tenors in qualifying hedge accounting relationships hedging interest rate risk that are maturing after June 30, 2023 and have yet to transition to an ARR was $164 billion and hedging foreign exchange risk was $17 billion.

[5]

Loans reported under non-derivative financial assets represent the drawn amounts and excludes allowance for loan losses. As at April 30, 2021, the carrying amount of non-derivative financial assets indexed to US LIBOR tenors ceasing June 30, 2023 was $101 billion, of which $56 billion relates to Loans, $39 billion relates to Debt securities at amortized cost, and $7 billion relates to Financial assets at fair value through other comprehensive income (FVOCI).

[6]

Many of the Bank’s corporate loan facilities permit the borrower to select the benchmark interest rate upon drawing on the facility. Based on the Bank’s historical experience, the benchmark interest rate selected by the borrower is often the same as the facility currency and therefore the Bank has assumed that the benchmark interest rate for its undrawn credit and liquidity commitments is the same as the facility currency for the purpose of this disclosure.

[7]

“Other IBORs” include the following interest rate benchmarks that are subject to IBOR reform: EUR LIBOR, CHF LIBOR, JPY LIBOR, EUR EONIA (Euro Overnight Index Average), NOK NIBOR (Norwegian Interbank Offered Rate), SGD SOR (Singapore Dollar Swap Offer Rate), HKD HIBOR (Hong Kong Interbank Offered Rate), ZAR JIBAR (Johannesburg Interbank Average Rate), SEK STIBOR (Stockholm Interbank Offered Rate), and MXN TIIE (Interbank Equilibrium Interest Rate). Also included are CDOR (Canadian Dollar Offered Rate) 6-month and 12-month tenors which will be discontinued on May 17, 2021.

[8]

US LIBOR presented in the table under cross-currency swaps refers to the tenors (overnight, 1-month, 3-months, 6-months, and 12-months) that will be ceasing following June 30, 2023. As at April 30, 2021, the Bank did not have any cross-currency swaps indexed to US LIBOR tenors (1-week and 2-months) that will be ceasing following December 31, 2021.

[9]	“Other rates” refer to rates that are not subject to IBOR reform or have already been reformed.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 52

Hedging Relationships

Fair Value Hedges

The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Net interest income on the Interim Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities, or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Interim Consolidated Statement of Income in Net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income or Non-interest income, as applicable, on the Interim Consolidated Statement of Income.

On November 1, 2020, the Bank changed its accounting policy on a retrospective basis for the presentation of fair value changes on hedging instruments designated in certain fair value hedge accounting relationships, reclassifying the portion excluded from the hedge accounting designation to net interest income from non-interest income. With the reclassification, changes in the fair value of the hedged item and related hedging instrument (excluding hedge ineffectiveness) are presented in the same lines on the Interim Consolidated Statement of Income. For the comparative three and six months ended April 30, 2020, the Bank reclassified losses of $260 million and $392 million, respectively, from Non-interest income to Net interest income on the Interim Consolidated Statement of Income to conform with the presentation adopted in the current period.

Business Combinations

In October 2018, the IASB issued a narrow-scope amendment to IFRS 3, Business Combinations. The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The Bank adopted these amendments on November 1, 2020 prospectively and they did not have a significant impact on the Bank.

Revised Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Bank adopted the Revised Conceptual Framework prospectively on November 1, 2020 and it did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of applying the standard on the Interim Consolidated Financial Statements and will adopt the standard when it becomes effective.

Insurance Contracts

The IASB issued IFRS 17, Insurance Contracts (IFRS 17) which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.

The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.

The adoption of IFRS 17 is a significant initiative for the Bank and is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD Insurance Board, Risk Committee, and Audit Committee.

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential for understanding the results of its operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank’s 2020 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions.

Impairment – Expected Credit Loss Model

The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. As a result of COVID-19, there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information used in assessing significant increase in credit risk and measuring ECLs. The Bank introduced relief programs in the second quarter of 2020 that allowed borrowers to temporarily defer payments of principal and/or interest on their loans and is supporting various government-assistance programs which reduce the Bank’s exposure to expected losses. Under these retail and non-retail programs and notwithstanding any other changes in credit risk, opting into a payment deferral program does not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and does not result in additional days past due. Since the second quarter of 2020, macroeconomic variables for the downside scenario were based on plausible scenario analyses of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Starting in the first quarter of 2021, the upside scenario was based on plausible scenario analyses of a more rapid recovery from the COVID-19 shock. Refer to Note 6 for additional details on the macroeconomic variables used in the forward-looking macroeconomic forecasts.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 53

Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of COVID-19 are not fully incorporated into the model calculations, increased temporary quantitative and qualitative adjustments have been applied. This includes borrower credit scores, industry and geography specific COVID-19 impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

NOTE 4:  FAIR VALUE MEASUREMENTS

There have been no significant changes to the Bank’s approach and methodologies used to determine fair value measurements during the three and six months ended April 30, 2021. During the three and six months ended April 30, 2021, the Bank designated certain obligations related to securities sold under repurchase agreements at fair value through profit or loss (FVTPL) as the instruments are part of a portfolio that is managed on a fair value basis and have been included in Obligations related to securities sold under repurchase agreements on the Interim Consolidated Balance Sheet.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The following table reflects the fair value of the Bank’s financial assets and liabilities not carried at fair value.

Financial Assets and Liabilities not carried at Fair Value1

(millions of Canadian dollars)	As at
	April 30, 2021		October 31, 2020
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$162,405	$162,793	$174,592	$175,500
Other debt securities	53,500	53,887	53,087	53,373
Total debt securities at amortized cost, net of allowance for credit losses	215,905	216,680	227,679	228,873
Total loans, net of allowance for loan losses	708,436	715,048	717,523	727,197
Total financial assets not carried at fair value	$924,341	$931,728	$945,202	$956,070

FINANCIAL LIABILITIES
Deposits	$1,118,488	$1,119,182	$1,135,333	$1,137,624
Securitization liabilities at amortized cost	15,346	15,503	15,768	16,143
Subordinated notes and debentures	11,269	12,130	11,477	12,374
Total financial liabilities not carried at fair value	$1,145,103	$1,146,815	$1,162,578	$1,166,141

[1]	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date.

There have been no significant changes to the unobservable inputs and sensitivities for assets and liabilities classified as Level 3 during the three and six months ended April 30, 2021, except for the impact of the significant transfers described under the “Movements of Level 3 instruments” section of this Note.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 54

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at April 30, 2021 and October 31, 2020.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis

(millions of Canadian dollars)								As at
	April 30, 2021							October 31, 2020
	Level 1	Level 2	Level 3	Total[1]	Level 1	Level 2	Level 3	Total[1]

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other[2]
Government and government-related securities
Canadian government debt
Federal	$2,047	$11,741	$–	$13,788	$351	$21,141	$–	$21,492
Provinces	–	7,325	–	7,325	–	8,468	–	8,468
U.S. federal, state, municipal governments, and agencies debt	–	15,028	–	15,028	–	22,809	16	22,825
Other OECD government guaranteed debt	–	5,990	–	5,990	–	4,563	–	4,563
Mortgage-backed securities	–	1,595	–	1,595	–	1,690	–	1,690
Other debt securities
Canadian issuers	–	5,553	–	5,553	–	5,613	2	5,615
Other issuers	–	12,172	3	12,175	–	13,352	1	13,353
Equity securities
Common shares	54,797	32	–	54,829	43,803	39	–	43,842
Preferred shares	38	–	–	38	37	–	–	37
Trading loans	–	12,759	–	12,759	–	12,959	–	12,959
Commodities	11,947	452	–	12,399	12,976	484	–	13,460

Retained interests	–	11	–	11	–	14	–	14

	68,829	72,658	3	141,490	57,167	91,132	19	148,318
Non-trading financial assets at fair value through profit or loss
Securities	163	5,398	662	6,223	232	4,027	571	4,830

Loans	–	2,989	3	2,992	–	3,715	3	3,718

	163	8,387	665	9,215	232	7,742	574	8,548
Derivatives
Interest rate contracts	6	11,846	–	11,852	22	17,937	–	17,959
Foreign exchange contracts	24	35,454	9	35,487	13	29,605	2	29,620
Credit contracts	–	32	–	32	–	19	–	19
Equity contracts	1	4,566	5	4,572	5	3,855	370	4,230

Commodity contracts	385	1,279	14	1,678	383	2,022	9	2,414

	416	53,177	28	53,621	423	53,438	381	54,242
Financial assets designated at fair value through profit or loss

Securities[2]	–	4,832	–	4,832	–	4,739	–	4,739

	–	4,832	–	4,832	–	4,739	–	4,739

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	13,013	–	13,013	–	14,126	–	14,126
Provinces	–	17,845	–	17,845	–	16,502	–	16,502
U.S. federal, state, municipal governments, and agencies debt	–	25,518	–	25,518	–	33,034	–	33,034
Other OECD government guaranteed debt	–	8,131	–	8,131	–	10,756	–	10,756
Mortgage-backed securities	–	2,912	–	2,912	–	3,865	–	3,865
Other debt securities
Asset-backed securities	–	7,657	–	7,657	–	10,006	–	10,006
Corporate and other debt	–	8,516	24	8,540	–	9,875	20	9,895
Equity securities
Common shares	2,290	1	1,442	3,733	819	15	1,553	2,387
Preferred shares	364	–	37	401	186	–	26	212

Loans	–	1,849	–	1,849	–	2,502	–	2,502

	2,654	85,442	1,503	89,599	1,005	100,681	1,599	103,285

Securities purchased under reverse repurchase agreements	–	8,255	–	8,255	–	7,395	–	7,395

FINANCIAL LIABILITIES

Trading deposits	–	33,503	176	33,679	–	14,528	4,649	19,177
Derivatives
Interest rate contracts	3	13,059	96	13,158	14	19,022	96	19,132
Foreign exchange contracts	35	36,246	–	36,281	14	27,300	–	27,314
Credit contracts	–	354	–	354	–	327	–	327
Equity contracts	–	6,543	94	6,637	–	3,360	1,077	4,437

Commodity contracts	249	1,337	3	1,589	355	1,611	27	1,993

	287	57,539	193	58,019	383	51,620	1,200	53,203

Securitization liabilities at fair value	–	13,622	–	13,622	–	13,718	–	13,718

Financial liabilities designated at fair value through profit or loss	–	66,203	50	66,253	–	59,641	24	59,665

Obligations related to securities sold short[2]	1,118	37,962	–	39,080	1,039	33,960	–	34,999
Obligations related to securities sold under repurchase agreements
Held-for-trading	–	5,674	–	5,674	–	3,675	–	3,675

Designated at fair value through profit or loss	–	805	–	805	–	–	–	–

	–	6,479	–	6,479	–	3,675	–	3,675

[1]	Fair value is the same as carrying value.
[2]	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 55

The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three months ended April 30, 2021. During the six months ended April 30, 2021, the Bank transferred $400 million of FVOCI Canadian government debt from Level 2 to Level 1 (three and six months ended April 30, 2020 – no significant transfers).

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•

Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant unobservable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

During the three months ended April 30, 2021, significant transfers out of Level 3 and into Level 2 included $3,635 million of trading deposits and $1,156 million (net liabilities) of equity contracts which comprised of $625 million of derivative related assets and $1,781 million of derivative related liabilities due to changes in the degree of observability of certain inputs in the fair value measurement of these instruments (three months ended April 30, 2020 – no significant transfers).

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the three and six months ended April 30, 2021 and April 30, 2020.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at February 1 2021	Total realized and unrealized gains (losses)			Movements		Transfers		Fair value as at April 30 2021	Change in unrealized gains (losses) on instruments still held[5]
		Included in income [1]	Included in OCI	[2,3]	Purchases/ Issuances	Sales/ Settlements [4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$–	$–	$–		$–	$–	$–	$–	$–	$–
U.S. federal, state, municipal governments and agencies debt	–	–	–		–	–	–	–	–	–
Other debt securities
Canadian issuers	1	–	–		–	–	–	(1)	–	–
Other issuers	1	(1)	–		–	–	3	–	3	–

	2	(1)	–		–	–	3	(1)	3	–
Non-trading financial assets at fair value through profit or loss
Securities	595	26	–		46	(5)	–	–	662	23

Loans	3	–	–		–	–	–	–	3	–

	598	26	–		46	(5)	–	–	665	23

Financial assets at fair value through other comprehensive income
Other debt securities
Corporate and other debt	23	–	1		–	–	–	–	24	1
Equity securities
Common shares	1,503	–	(1)		4	(64)	–	–	1,442	4

Preferred shares	32	–	5		–	–	–	–	37	1
	$1,558	$–	$5		$4	$(64)	$–	$–	$1,503	$6

FINANCIAL LIABILITIES

Trading deposits[6]	$(5,024)	$(464)	$–		$(5)	$1,682	$–	$3,635	$(176)	$(21)
Derivatives[7]
Interest rate contracts	(96)	4	–		–	(4)	–	–	(96)	6
Foreign exchange contracts	5	5	–		–	–	–	(1)	9	6
Equity contracts	(1,072)	(310)	–		(23)	159	1	1,156	(89)	(258)

Commodity contracts	4	9	–		–	(2)	–	–	11	8

	(1,159)	(292)	–		(23)	153	1	1,155	(165)	(238)

Financial liabilities designated at fair value through profit or loss	(31)	(65)	–		(96)	142	–	–	(50)	(65)

Obligations related to securities sold short	(1)	–	–		–	–	–	1	–	–

[1]	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
[2]	Other comprehensive income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[4]	Includes foreign exchange.
[5]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at April 30, 2021, consists of derivative assets of $28 million (February 1, 2021 – $576 million) and derivative liabilities of $193 million (February 1, 2021 – $1,735 million), which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 56

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities

(millions of Canadian dollars)	Fair value as at November 1 2020	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at April 30 2021	Change in unrealized gains (losses) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases/ Issuances	Sales/ Settlements[3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. federal, state, municipal governments and agencies debt	16	2	–	–	(18)	–	–	–	–
Other debt securities
Canadian issuers	2	–	–	–	–	–	(2)	–	–

Other issuers	1	–	–	1	(1)	2	–	3	–

	19	2	–	1	(19)	2	(2)	3	–
Non-trading financial assets at fair value through profit or loss
Securities	571	29	–	74	(11)	–	(1)	662	21

Loans	3	–	–	–	–	–	–	3	–

	574	29	–	74	(11)	–	(1)	665	21

Financial assets at fair value through other comprehensive income
Other debt securities
Corporate and other debt	20	–	4	–	–	–	–	24	4
Equity securities
Common shares	1,553	–	(1)	24	(134)	–	–	1,442	4

Preferred shares	26	–	11	–	–	–	–	37	6

	$1,599	$–	$14	$24	$(134)	$–	$–	$1,503	$14

FINANCIAL LIABILITIES

Trading deposits[5]	$(4,649)	$(998)	$–	$(749)	$2,592	$(7)	$3,635	$(176)	$(24)
Derivatives[6]
Interest rate contracts	(96)	3	–	–	(3)	–	–	(96)	7
Foreign exchange contracts	2	8	–	–	–	–	(1)	9	9
Equity contracts	(707)	(749)	–	(36)	239	8	1,156	(89)	(661)

Commodity contracts	(18)	27	–	–	1	–	1	11	13

	(819)	(711)	–	(36)	237	8	1,156	(165)	(632)

Financial liabilities designated at fair value through profit or loss	(24)	(61)	–	(142)	177	–	–	(50)	(61)

Obligations related to securities sold short	–	–	–	–	–	(1)	1	–	–

[1]	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
[2]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[3]	Includes foreign exchange.
[4]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
[5]	Issuances and repurchases of trading deposits are reported on a gross basis.
[6]

As at April 30, 2021, consists of derivative assets of $28 million (November 1, 2020 – $381 million) and derivative liabilities of $193 million (November 1, 2020 – $1,200 million), which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 57

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities

(millions of Canadian dollars)	Fair value as at February 1 2020	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at April 30 2020	Change in unrealized gains (losses) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases/ Issuances	Sales/ Settlements[3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$8	$–	$–	$–	$(8)	$–	$–	$–	$–
Other debt securities
Canadian issuers	–	–	–	–	–	–	–	–	–

Other issuers	9	–	–	7	–	3	(4)	15	3

	17	–	–	7	(8)	3	(4)	15	3
Non-trading financial assets at fair value through profit or loss
Securities	500	(12)	–	28	(20)	–	–	496	(17)

Loans	5	–	–	–	(2)	–	–	3	–

	505	(12)	–	28	(22)	–	–	499	(17)

Financial assets at fair value through other comprehensive income
Other debt securities
Corporate and other debt	24	–	(4)	–	–	–	–	20	–
Equity securities
Common shares	1,518	–	(1)	9	76	–	–	1,602	–

Preferred shares	45	–	(19)	1	–	–	–	27	(19)

	$1,587	$–	$(24)	$10	$76	$–	$–	$1,649	$(19)

FINANCIAL LIABILITIES

Trading deposits[5]	$(4,209)	$628	$–	$(1,083)	$334	$–	$8	$(4,322)	$573
Derivatives[6]
Interest rate contracts	(85)	(12)	–	–	–	–	–	(97)	(10)
Foreign exchange contracts	–	11	–	–	2	–	–	13	11
Equity contracts	(1,024)	490	–	(27)	31	(1)	–	(531)	485

Commodity contracts	(19)	(66)	–	–	22	–	–	(63)	(50)

	(1,128)	423	–	(27)	55	(1)	–	(678)	436

Financial liabilities designated at fair value through profit or loss	(5)	58	–	(66)	6	–	–	(7)	58

Obligations related to securities sold short	(3)	–	–	–	–	–	3	–	–

[1]	Gains/losses on financial assets and liabilities are recognized within Non-interest income on the Interim Consolidated Statement of Income.
[2]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[3]	Includes foreign exchange.
[4]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
[5]	Issuances and repurchases of trading deposits are reported on a gross basis.
[6]

As at April 30, 2020, consists of derivative assets of $337 million (February 1, 2020 – $630 million) and derivative liabilities of $1,015 million (February 1, 2020 – $1,758 million), which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 58

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities

(millions of Canadian dollars)	Fair value as at November 1 2019	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at April 30 2020	Change in unrealized gains (losses) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases/ Issuances	Sales/ Settlements[3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$8	$–	$–	$–	$(8)	$–	$–	$–	$–
Other debt securities
Canadian issuers	3	–	–	–	(1)	–	(2)	–	–

Other issuers	1	–	–	7	(1)	12	(4)	15	3

	12	–	–	7	(10)	12	(6)	15	3
Non-trading financial assets at fair value through profit or loss
Securities	493	(4)	–	53	(46)	–	–	496	(14)

Loans	5	–	–	–	(2)	–	–	3	–

	498	(4)	–	53	(48)	–	–	499	(14)

Financial assets at fair value through other comprehensive income
Other debt securities
Corporate and other debt	24	–	(4)	–	–	–	–	20	–
Equity securities
Common shares	1,507	–	(1)	18	78	–	–	1,602	1

Preferred shares	44	–	(18)	1	–	–	–	27	(18)

	$1,575	$–	$(23)	$19	$78	$–	$–	$1,649	$(17)

FINANCIAL LIABILITIES

Trading deposits[5]	$(4,092)	$523	$–	$(1,797)	$1,036	$–	$8	$(4,322)	$494
Derivatives[6]
Interest rate contracts	(83)	(22)	–	–	8	–	–	(97)	(15)
Foreign exchange contracts	(1)	10	–	–	3	1	–	13	11
Equity contracts	(925)	357	–	(58)	96	(1)	–	(531)	351

Commodity contracts	(17)	(69)	–	–	23	–	–	(63)	(53)

	(1,026)	276	–	(58)	130	–	–	(678)	294

Financial liabilities designated at fair value through profit or loss	(21)	65	–	(105)	54	–	–	(7)	65

Obligations related to securities sold short	–	–	–	–	–	(3)	3	–	–

[1]	Gains/losses on financial assets and liabilities are recognized within Non-interest income on the Interim Consolidated Statement of Income.
[2]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[3]	Includes foreign exchange.
[4]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
[5]	Issuances and repurchases of trading deposits are reported on a gross basis.
[6]

As at April 30, 2020, consists of derivative assets of $337 million (November 1, 2019 – $604 million) and derivative liabilities of $1,015 million (November 1, 2019 – $1,630 million), which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 59

NOTE 5:  SECURITIES

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at April 30, 2021 and October 31, 2020.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)							As at
			April 30, 2021				October 31, 2020
	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value
Government and government-related securities
Canadian government debt
Federal	$12,897	$122	$(6)	$13,013	$13,967	$160	$(1)	$14,126
Provinces	17,622	244	(21)	17,845	16,342	181	(21)	16,502
U.S. federal, state, municipal governments, and agencies debt	25,372	151	(5)	25,518	32,875	192	(33)	33,034
Other OECD government guaranteed debt	8,109	25	(3)	8,131	10,720	39	(3)	10,756

Mortgage-backed securities	2,906	6	–	2,912	3,855	11	(1)	3,865

	66,906	548	(35)	67,419	77,759	583	(59)	78,283
Other debt securities
Asset-backed securities	7,641	30	(14)	7,657	10,051	26	(71)	10,006

Corporate and other debt	8,466	82	(8)	8,540	9,853	79	(37)	9,895

	16,107	112	(22)	16,197	19,904	105	(108)	19,901

Total debt securities	83,013	660	(57)	83,616	97,663	688	(167)	98,184
Equity securities
Common shares	3,677	143	(87)	3,733	2,641	26	(280)	2,387

Preferred shares	436	12	(47)	401	303	–	(91)	212

	4,113	155	(134)	4,134	2,944	26	(371)	2,599
Total securities at fair value through other comprehensive income	$87,126	$815	$(191)	$87,750	$100,607	$714	$(538)	$100,783

[1]	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

The Bank designated certain equity securities shown in the following table as equity securities at FVOCI. The designation was made because the investments are held for purposes other than trading.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)		As at	For the three months ended		For the six months ended
	April 30, 2021	October 31, 2020	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
	Fair value		Dividend income recognized		Dividend income recognized
Common shares	$3,733	$2,387	$40	$24	$70	$51

Preferred shares	401	212	4	4	7	7
Total	$4,134	$2,599	$44	$28	$77	$58

The Bank disposed of equity securities in line with the Bank’s investment strategy with a fair value of $55 million and $59 million during the three and six months ended April 30, 2021, respectively (three and six months ended April 30, 2020 – $23 million and $28 million, respectively). The Bank realized a cumulative gain of $2 million during the three and six months ended April 30, 2021 (cumulative loss of $6 million during the three and six months ended April 30, 2020) on disposal of these equity securities and recognized dividend income of nil during the three and six months ended April 30, 2021 and April 30, 2020.

Securities Net Realized Gains (Losses)

The following table summarizes the net realized gains and losses for the three and six months ended April 30, 2021 and April 30, 2020.

Securities Net Realized Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Debt securities at amortized cost	$(61)	$–	$(61)	$–

Debt securities at fair value through other comprehensive income	14	(12)	34	(2)
Total	$(47)	$(12)	$(27)	$(2)

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 60

Credit Quality of Debt Securities

The Bank evaluates non-retail credit risk on an individual borrower basis, using both a borrower risk rating and facility risk rating, as detailed in the shaded area of the “Managing Risk” section of the 2020 MD&A. This system is used to assess all non-retail exposures, including debt securities.

The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Debt Securities by Risk Ratings

(millions of Canadian dollars)										As at
	April 30, 2021									October 31, 2020
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Debt securities
Investment grade	$297,170	$–	$	n/a	$297,170	$322,842	$–	$	n/a	$322,842
Non-Investment grade	2,245	82		n/a	2,327	2,762	244		n/a	3,006
Watch and classified	n/a	26		n/a	26	n/a	17		n/a	17

Default	n/a	n/a		–	–	n/a	n/a		–	–

Total debt securities	299,415	108		–	299,523	325,604	261		–	325,865

Allowance for credit losses on debt securities at amortized cost	2	–		–	2	2	–		–	2
Debt securities, net of allowance	$299,413	$108		$–	$299,521	$325,602	$261		$–	$325,863

As at April 30, 2021, the allowance for credit losses on debt securities was $6 million (October 31, 2020 – $7 million), comprising of $2 million (October 31, 2020 – $2 million) for debt securities at amortized cost (DSAC) and $4 million (October 31, 2020 – $5 million) for debt securities at FVOCI. For the three and six months ended April 30, 2021, the Bank reported a provision for credit losses (PCL) of nil (three and six months ended April 30, 2020 – $1 million) on DSAC. For the three and six months ended April 30, 2021, the Bank reported a recovery of credit losses on debt securities at FVOCI of $3 million and $2 million, respectively (three and six months ended April 30, 2020 – PCL of $8 million).

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 61

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table provides the gross carrying amounts of loans and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans and Acceptances by Risk Ratings

(millions of Canadian dollars)										As at
	April 30, 2021					October 31, 2020
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Residential mortgages[1,2,3]
Low Risk	$198,153	$3,457	$	n/a	$201,610	$169,710	$3,125	$	n/a	$172,835
Normal Risk	37,285	8,309		n/a	45,594	56,663	9,938		n/a	66,601
Medium Risk	–	5,115		n/a	5,115	–	7,690		n/a	7,690
High Risk	–	3,141		275	3,416	–	4,120		443	4,563

Default	n/a	n/a		542	542	n/a	n/a		530	530

Total	235,438	20,022		817	256,277	226,373	24,873		973	252,219

Allowance for loan losses	23	166		56	245	32	205		65	302

Loans, net of allowance	235,415	19,856		761	256,032	226,341	24,668		908	251,917
Consumer instalment and other personal[4]
Low Risk	88,019	1,219		n/a	89,238	77,178	1,199		n/a	78,377
Normal Risk	57,593	830		n/a	58,423	59,349	1,360		n/a	60,709
Medium Risk	22,633	4,017		n/a	26,650	28,094	3,631		n/a	31,725
High Risk	1,666	7,626		407	9,699	3,700	9,940		638	14,278

Default	n/a	n/a		456	456	n/a	n/a		371	371

Total	169,911	13,692		863	184,466	168,321	16,130		1,009	185,460

Allowance for loan losses	562	994		147	1,703	567	1,265		187	2,019

Loans, net of allowance	169,349	12,698		716	182,763	167,754	14,865		822	183,441
Credit card
Low Risk	4,165	–		n/a	4,165	3,916	49		n/a	3,965
Normal Risk	8,978	47		n/a	9,025	7,027	129		n/a	7,156
Medium Risk	9,186	945		n/a	10,131	10,431	804		n/a	11,235
High Risk	606	5,106		177	5,889	3,493	6,180		206	9,879

Default	n/a	n/a		71	71	n/a	n/a		99	99

Total	22,935	6,098		248	29,281	24,867	7,162		305	32,334

Allowance for loan losses	665	1,191		194	2,050	624	1,726		204	2,554

Loans, net of allowance	22,270	4,907		54	27,231	24,243	5,436		101	29,780
Business and government[1,2,3,5,6]
Investment grade or Low/Normal Risk	113,366	394		n/a	113,760	120,106	250		n/a	120,356
Non-Investment grade or Medium Risk	124,512	12,939		n/a	137,451	126,509	11,818		n/a	138,327
Watch and classified or High Risk	777	13,289		89	14,155	890	12,567		120	13,577

Default	n/a	n/a		963	963	n/a	n/a		982	982

Total	238,655	26,622		1,052	266,329	247,505	24,635		1,102	273,242

Allowance for loan and acceptances losses	1,118	1,540		343	3,001	1,321	1,706		388	3,415

Loans and acceptances, net of allowance	237,537	25,082		709	263,328	246,184	22,929		714	269,827
Total loans and acceptances[5,7]	666,939	66,434		2,980	736,353	667,066	72,800		3,389	743,255

Total Allowance for loan losses[7,8]	2,368	3,891		740	6,999	2,544	4,902		844	8,290
Total loans and acceptances, net of allowance[5,7]	$664,571	$62,543		$2,240	$729,354	$664,522	$67,898		$2,545	$734,965

[1]

As at April 30, 2021, impaired loans with a balance of $122 million (October 31, 2020 – $111 million) did not have a related allowance for loan losses, as the realizable value of the collateral exceeded the loan amount.

[2]

As at April 30, 2021, excludes trading loans and non-trading loans at FVTPL with a fair value of $13 billion (October 31, 2020 – $13 billion) and $3 billion (October 31, 2020 – $4 billion), respectively.

[3]	As at April 30, 2021, includes insured mortgages of $84 billion (October 31, 2020 – $86 billion).
[4]	As at April 30, 2021, includes Canadian government-insured real estate personal loans of $11 billion (October 31, 2020 – $12 billion).
[5]

As at April 30, 2021, includes loans that are measured at FVOCI of $2 billion (October 31, 2020 – $3 billion) and customers’ liability under acceptances of $19 billion (October 31, 2020 – $15 billion).

[6]

As at April 30, 2021, includes loans guaranteed by government agencies of $26 billion (October 31, 2020 – $27 billion), which are primarily classified in Non-Investment grade or a lower risk rating based on the borrowers’ credit risk.

[7]

As at April 30, 2021, Stage 3 includes acquired credit-impaired (ACI) loans of $177 million (October 31, 2020 – $232 million) and a related allowance for loan losses of $6 million (October 31, 2020 – $10 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

[8]	Includes allowance for loan losses related to loans that are measured at FVOCI of $1 million as at April 30, 2021 (October 31, 2020 – $1 million).

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 62

Loans and Acceptances by Risk Ratings (Continued) – Off-Balance Sheet Credit Instruments1

(millions of Canadian dollars)										As at
	April 30, 2021					October 31, 2020
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Retail Exposures[2]
Low Risk	$215,718	$170	$	n/a	$215,888	$200,226	$724	$	n/a	$200,950
Normal Risk	79,318	389		n/a	79,707	78,448	1,124		n/a	79,572
Medium Risk	14,973	503		n/a	15,476	35,187	1,444		n/a	36,631
High Risk	925	1,312		–	2,237	2,004	3,025		–	5,029
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures[3]
Investment grade	192,349	–		n/a	192,349	194,182	–		n/a	194,182
Non-Investment grade	75,381	5,207		n/a	80,588	76,280	6,553		n/a	82,833
Watch and classified	38	5,718		–	5,756	18	4,416		–	4,434

Default	n/a	n/a		210	210	n/a	n/a		144	144
Total off-balance sheet credit instruments	578,702	13,299		210	592,211	586,345	17,286		144	603,775
Allowance for off-balance sheet credit instruments	381	563		26	970	381	672		34	1,087
Total off-balance sheet credit instruments, net of allowance	$578,321	$12,736		$184	$591,241	$585,964	$16,614		$110	$602,688

[1]	Exclude mortgage commitments.
[2]

As at April 30, 2021, includes $312 billion (October 31, 2020 – $321 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

[3]	As at April 30, 2021, includes $47 billion (October 31, 2020 – $43 billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 63

The changes to the Bank’s allowance for loan losses, as at and for the three and six months ended April 30, 2021 and April 30, 2020, are shown in the following tables.

Allowance for Loan Losses

(millions of Canadian dollars)	For the three months ended
	April 30, 2021				April 30, 2020
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Residential Mortgages
Balance at beginning of period	$26	$214	$61	$301	$30	$28	$56	$114
Provision for credit losses
Transfer to Stage 1[2]	36	(35)	(1)	–	4	(4)	–	–
Transfer to Stage 2	(6)	12	(6)	–	(3)	6	(3)	–
Transfer to Stage 3	–	(3)	3	–	–	(3)	3	–
Net remeasurement due to transfers into stage[3]	(7)	2	–	(5)	(2)	4	–	2
New originations or purchases[4]	2	n/a	n/a	2	4	n/a	n/a	4
Net repayments[5]	(1)	(1)	–	(2)	–	–	–	–
Derecognition of financial assets (excluding disposals and write-offs)[6]	(3)	(11)	(35)	(49)	(1)	(1)	(5)	(7)
Changes to risk, parameters, and models[7]	(24)	(10)	39	5	3	25	14	42
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(4)	(4)	–	–	(9)	(9)
Recoveries	–	–	1	1	–	–	1	1
Foreign exchange and other adjustments	–	(2)	(2)	(4)	2	1	2	5
Balance at end of period	$23	$166	$56	$245	$37	$56	$59	$152
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$529	$1,333	$176	$2,038	$728	$440	$185	$1,353
Provision for credit losses
Transfer to Stage 1[2]	364	(362)	(2)	–	50	(45)	(5)	–
Transfer to Stage 2	(24)	39	(15)	–	(136)	151	(15)	–
Transfer to Stage 3	(3)	(53)	56	–	(4)	(40)	44	–
Net remeasurement due to transfers into stage[3]	(108)	30	3	(75)	(20)	167	4	151
New originations or purchases[4]	55	n/a	n/a	55	99	n/a	n/a	99
Net repayments[5]	(25)	(27)	(5)	(57)	(20)	(14)	(3)	(37)
Derecognition of financial assets (excluding disposals and write-offs)[6]	(19)	(41)	(12)	(72)	(22)	(10)	(6)	(38)
Changes to risk, parameters, and models[7]	(171)	181	91	101	171	203	297	671
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(233)	(233)	–	–	(346)	(346)
Recoveries	–	–	91	91	–	–	58	58
Foreign exchange and other adjustments	(11)	(18)	(3)	(32)	17	8	3	28
Balance, including off-balance sheet instruments, at end of period	587	1,082	147	1,816	863	860	216	1,939
Less: Allowance for off-balance sheet instruments[8]	25	88	–	113	30	55	–	85
Balance at end of period	$562	$994	$147	$1,703	$833	$805	$216	$1,854
Credit Card[9]
Balance, including off-balance sheet instruments, at beginning of period	$842	$1,867	$222	$2,931	$952	$728	$367	$2,047
Provision for credit losses
Transfer to Stage 1[2]	385	(380)	(5)	–	136	(130)	(6)	–
Transfer to Stage 2	(41)	55	(14)	–	(156)	172	(16)	–
Transfer to Stage 3	(2)	(175)	177	–	(2)	(134)	136	–
Net remeasurement due to transfers into stage[3]	(118)	70	3	(45)	(48)	241	3	196
New originations or purchases[4]	26	n/a	n/a	26	55	n/a	n/a	55
Net repayments[5]	(52)	(7)	6	(53)	(18)	2	9	(7)
Derecognition of financial assets (excluding disposals and write-offs)[6]	(12)	(36)	(54)	(102)	(29)	(33)	(62)	(124)
Changes to risk, parameters, and models[7]	(152)	166	65	79	205	667	304	1,176
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(288)	(288)	–	–	(486)	(486)
Recoveries	–	–	89	89	–	–	78	78
Foreign exchange and other adjustments	(24)	(43)	(7)	(74)	32	17	16	65
Balance, including off-balance sheet instruments, at end of period	852	1,517	194	2,563	1,127	1,530	343	3,000
Less: Allowance for off-balance sheet instruments[8]	187	326	–	513	250	360	–	610
Balance at end of period	$665	$1,191	$194	$2,050	$877	$1,170	$343	$2,390

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Transfers represent stage transfer movements prior to ECL remeasurement.
[3]

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2020 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

[4]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[5]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[6]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[7]

Represents the changes in the allowance related to current period changes in risk (e.g., Probability of Default (PD)) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information” and “Expert Credit Judgment” sections of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2020 Annual Consolidated Financial Statements for further details.

[8]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[9]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2020 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 64

Allowance for Loan Losses (Continued)
(millions of Canadian dollars)	For the three months ended
	April 30, 2021				April 30, 2020
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Business and Government[2]
Balance, including off-balance sheet instruments, at beginning of period	$1,450	$1,877	$340	$3,667	$756	$735	$291	$1,782
Provision for credit losses
Transfer to Stage 1[3]	127	(125)	(2)	–	36	(35)	(1)	–
Transfer to Stage 2	(124)	127	(3)	–	(113)	116	(3)	–
Transfer to Stage 3	–	(38)	38	–	(1)	(17)	18	–
Net remeasurement due to transfers into stage[3]	(31)	40	–	9	(14)	67	(1)	52
New originations or purchases[3]	239	n/a	n/a	239	209	n/a	n/a	209
Net repayments[3]	(13)	(62)	(18)	(93)	(4)	(11)	(10)	(25)
Derecognition of financial assets (excluding disposals and write-offs)[3]	(181)	(186)	(112)	(479)	(86)	(51)	(79)	(216)
Changes to risk, parameters, and models[3]	(143)	101	184	142	294	362	350	1,006
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(60)	(60)	–	–	(58)	(58)
Recoveries	–	–	11	11	–	–	11	11
Foreign exchange and other adjustments	(37)	(45)	(9)	(91)	28	25	11	64
Balance, including off-balance sheet instruments, at end of period	1,287	1,689	369	3,345	1,105	1,191	529	2,825
Less: Allowance for off-balance sheet instruments[4]	169	149	26	344	127	123	46	296
Balance at end of period	1,118	1,540	343	3,001	978	1,068	483	2,529
Total Allowance, including off-balance sheet instruments, at end of period	2,749	4,454	766	7,969	3,132	3,637	1,147	7,916
Less: Total Allowance for off-balance sheet instruments	381	563	26	970	407	538	46	991
Total Allowance for Loan Losses at end of period[5]	$2,368	$3,891	$740	$6,999	$2,725	$3,099	$1,101	$6,925

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Includes allowance for loan losses related to customers’ liability under acceptances.
[3]	For explanations regarding this line item, refer to the “Allowance for Loan Losses” table on the previous page in this Note.
[4]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[5]	Includes allowance for loan losses related to loans that are measured at FVOCI of $1 million as at April 30, 2021 (April 30, 2020 – nil).

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 65

Allowance for Loan Losses

(millions of Canadian dollars)	For the six months ended
	April 30, 2021				April 30, 2020
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Residential Mortgages
Balance at beginning of period	$32	$205	$65	$302	$28	$26	$56	$110
Provision for credit losses
Transfer to Stage 1[2]	52	(51)	(1)	–	10	(10)	–	–
Transfer to Stage 2	(18)	29	(11)	–	(4)	10	(6)	–
Transfer to Stage 3	–	(7)	7	–	–	(6)	6	–
Net remeasurement due to transfers into stage[3]	(10)	5	–	(5)	(5)	6	–	1
New originations or purchases[4]	5	n/a	n/a	5	9	n/a	n/a	9
Net repayments[5]	(4)	(2)	–	(6)	–	–	–	–
Derecognition of financial assets (excluding disposals and write-offs)[6]	(4)	(19)	(40)	(63)	(2)	(2)	(10)	(14)
Changes to risk, parameters, and models[7]	(28)	12	42	26	(1)	31	25	55
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(8)	(8)	–	–	(16)	(16)
Recoveries	1	(3)	4	2	–	–	2	2
Foreign exchange and other adjustments	(3)	(3)	(2)	(8)	2	1	2	5
Balance at end of period	$23	$166	$56	$245	$37	$56	$59	$152
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$595	$1,330	$187	$2,112	$717	$417	$175	$1,309
Provision for credit losses
Transfer to Stage 1[2]	633	(628)	(5)	–	134	(123)	(11)	–
Transfer to Stage 2	(67)	98	(31)	–	(172)	199	(27)	–
Transfer to Stage 3	(5)	(105)	110	–	(7)	(76)	83	–
Net remeasurement due to transfers into stage[3]	(210)	79	4	(127)	(55)	210	7	162
New originations or purchases[4]	106	n/a	n/a	106	177	n/a	n/a	177
Net repayments[5]	(50)	(54)	(8)	(112)	(44)	(22)	(6)	(72)
Derecognition of financial assets (excluding disposals and write-offs)[6]	(40)	(79)	(19)	(138)	(43)	(21)	(11)	(75)
Changes to risk, parameters, and models[7]	(352)	481	245	374	138	267	553	958
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(491)	(491)	–	–	(688)	(688)
Recoveries	–	–	166	166	–	–	137	137
Foreign exchange and other adjustments	(23)	(40)	(11)	(74)	18	9	4	31
Balance, including off-balance sheet instruments, at end of period	587	1,082	147	1,816	863	860	216	1,939
Less: Allowance for off-balance sheet instruments[8]	25	88	–	113	30	55	–	85
Balance at end of period	$562	$994	$147	$1,703	$833	$805	$216	$1,854
Credit Card[9]
Balance, including off-balance sheet instruments, at beginning of period	$799	$2,181	$204	$3,184	$934	$673	$322	$1,929
Provision for credit losses
Transfer to Stage 1[2]	763	(753)	(10)	–	297	(285)	(12)	–
Transfer to Stage 2	(83)	112	(29)	–	(211)	240	(29)	–
Transfer to Stage 3	(4)	(355)	359	–	(10)	(267)	277	–
Net remeasurement due to transfers into stage[3]	(279)	132	5	(142)	(110)	325	15	230
New originations or purchases[4]	53	n/a	n/a	53	90	n/a	n/a	90
Net repayments[5]	(61)	(9)	12	(58)	52	9	21	82
Derecognition of financial assets (excluding disposals and write-offs)[6]	(24)	(72)	(99)	(195)	(54)	(62)	(165)	(281)
Changes to risk, parameters, and models[7]	(267)	382	180	295	104	877	673	1,654
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(570)	(570)	–	–	(938)	(938)
Recoveries	–	–	156	156	–	–	162	162
Foreign exchange and other adjustments	(45)	(101)	(14)	(160)	35	20	17	72
Balance, including off-balance sheet instruments, at end of period	852	1,517	194	2,563	1,127	1,530	343	3,000
Less: Allowance for off-balance sheet instruments[8]	187	326	–	513	250	360	–	610
Balance at end of period	$665	$1,191	$194	$2,050	$877	$1,170	$343	$2,390

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Transfers represent stage transfer movements prior to ECL remeasurement.
[3]

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2020 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

[4]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[5]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[6]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[7]

Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information” and “Expert Credit Judgment” sections of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2020 Annual Consolidated Financial Statements for further details.

[8]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[9]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2020 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 66

Allowance for Loan Losses (Continued)
(millions of Canadian dollars)	For the six months ended
	April 30, 2021				April 30, 2020
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Business and Government[2]
Balance, including off-balance sheet instruments, at beginning of period	$1,499	$1,858	$422	$3,779	$736	$740	$208	$1,684
Provision for credit losses
Transfer to Stage 1[3]	230	(227)	(3)	–	78	(76)	(2)	–
Transfer to Stage 2	(262)	269	(7)	–	(137)	145	(8)	–
Transfer to Stage 3	(3)	(65)	68	–	(10)	(77)	87	–
Net remeasurement due to transfers into stage[3]	(57)	77	(2)	18	(32)	101	(4)	65
New originations or purchases[3]	561	n/a	n/a	561	319	n/a	n/a	319
Net repayments[3]	(6)	(69)	(67)	(142)	(12)	(19)	(18)	(49)
Derecognition of financial assets (excluding disposals and write-offs)[3]	(380)	(368)	(174)	(922)	(167)	(160)	(119)	(446)
Changes to risk, parameters, and models[3]	(216)	305	321	410	300	509	454	1,263
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(191)	(191)	–	–	(105)	(105)
Recoveries	–	–	25	25	–	–	29	29
Foreign exchange and other adjustments	(79)	(91)	(23)	(193)	30	28	7	65
Balance, including off-balance sheet instruments, at end of period	1,287	1,689	369	3,345	1,105	1,191	529	2,825
Less: Allowance for off-balance sheet instruments[4]	169	149	26	344	127	123	46	296
Balance at end of period	1,118	1,540	343	3,001	978	1,068	483	2,529
Total Allowance, including off-balance sheet instruments, at end of period	2,749	4,454	766	7,969	3,132	3,637	1,147	7,916
Less: Total Allowance for off-balance sheet instruments	381	563	26	970	407	538	46	991
Total Allowance for Loan Losses at end of period[5]	$2,368	$3,891	$740	$6,999	$2,725	$3,099	$1,101	$6,925

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Includes allowance for loan losses related to customers’ liability under acceptances.
[3]	For explanations regarding this line item, refer to the “Allowance for Loan Losses” table on the previous page in this Note.
[4]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[5]	Includes allowance for loan losses related to loans that are measured at FVOCI of $1 million as at April 30, 2021 (April 30, 2020 – nil).

The allowance for loan losses on all remaining financial assets is not significant.

FORWARD-LOOKING INFORMATION

Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional risk factors that are industry or segment specific are also incorporated, where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include GDP, unemployment rates, interest rates, and credit spreads.

Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of realistically possible economic conditions. All macroeconomic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability-weighted ECLs. Since the second quarter of 2020, macroeconomic variables for the downside scenario were based on plausible scenario analyses of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Starting in the first quarter of 2021, the upside scenario was based on plausible scenario analyses of a more rapid recovery from the COVID-19 shock.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 67

Macroeconomic Variables

Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the four calendar quarters starting with the current quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios used in determining the Bank’s ECLs as at April 30, 2021. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. Compared with the forecast as of January 31, 2021, the overall economic outlook has been upgraded, reflecting greater economic resilience and additional fiscal supports resulting in a faster normalization of economic activity and lower expected unemployment rates. As the economy moves farther away from the initial economic shocks of the pandemic, and given the substantial government supports, uncertainty around the economic forecast continues to decrease.

Macroeconomic Variables

	Base Forecast						Upside Scenario		Downside Scenario
	Calendar Quarters[1]				Average Q2 2021- Q1 2022[2]	Remaining 4-year period[2]	Average Q2 2021- Q1 2022[2]	Remaining 4-year period[2]	Average Q2 2021- Q1 2022[2]	Remaining 4-year period[2]
	Q2 2021	Q3 2021	Q4 2021	Q1 2022
Unemployment rate
Canada	7.6%	6.6%	6.3%	6.2%	6.7%	5.9%	6.3%	5.6%	7.2%	6.4%
United States	5.9	5.5	5.0	4.5	5.2	3.9	4.7	3.8	5.8	4.5
Real GDP
Canada	5.5	6.1	4.5	3.9	7.6	2.0	9.1	1.9	5.0	2.5
United States	7.0	6.8	5.1	4.1	7.3	2.3	9.0	2.1	4.7	2.8
Home prices
Canada (average existing price)[3]	12.5	(1.7)	(3.4)	(6.3)	15.8	(0.8)	17.7	(0.7)	13.2	(0.6)
United States (CoreLogic HPI)[4]	6.5	5.5	5.0	4.5	7.7	3.4	9.8	3.3	5.2	3.6
Central bank policy interest rate
Canada	0.25	0.25	0.25	0.25	0.25	0.72	0.25	0.91	0.25	0.56
United States	0.25	0.25	0.25	0.25	0.25	0.81	0.25	1.02	0.25	0.64
U.S. 10-year treasury yield	1.58	1.63	1.68	1.73	1.66	2.07	1.83	2.50	1.47	1.92
U.S. 10-year BBB spread (%-pts)	1.40	1.55	1.70	1.80	1.61	1.80	1.52	1.76	1.78	1.82

Exchange rate (U.S. dollar/Canadian dollar)	$0.80	$0.81	$0.81	$0.81	$0.81	$0.79	$0.83	$0.81	$0.78	$0.76

[1]	Quarterly figures for real GDP and home prices are presented as the quarter on quarter change, seasonally adjusted annualized rate.
[2]	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
[3]	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service (MLS); data is collected by the Canadian Real Estate Association (CREA).
[4]	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES

ECLs are sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECLs, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs.

The following table presents the base ECL scenario compared to the probability-weighted ECLs, with the latter derived from three ECL scenarios for performing loans and off-balance sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECLs and resultant change in ECLs due to non-linearity and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECLs

(millions of Canadian dollars, except as noted)		As at
	April 30, 2021	October 31, 2020
Probability-weighted ECLs	$7,203	$8,500

Base ECLs	7,174	8,157
Difference – in amount	$29	$343
Difference – in percentage	0.4%	4.0%

ECLs for performing loans and off-balance sheet instruments consist of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECLs which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ECLs by presenting all performing loans and off-balance sheet instruments calculated using twelve-month ECLs compared to the current aggregate probability-weighted ECLs, holding all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)		As at
	April 30, 2021	October 31, 2020
Aggregate Stage 1 and 2 probability-weighted ECLs	$7,203	$8,500

All performing loans and off-balance sheet instruments using 12-month ECLs	5,363	6,482
Incremental lifetime ECLs impact	$1,840	$2,018

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 68

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $62 million as at April 30, 2021 (October 31, 2020 – $77 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are past due but not impaired. Loans less than 31 days contractually past due are excluded as they do not generally reflect a borrower’s ability to meet their payment obligations.

Loans Past Due but not Impaired[1,2,3]
(millions of Canadian dollars)						As at
	April 30, 2021			October 31, 2020
	31-60 days	61-89 days	Total	31-60 days	61-89 days	Total
Residential mortgages	$215	$81	$296	$221	$64	$285
Consumer instalment and other personal	383	153	536	590	200	790
Credit card	145	106	251	218	149	367
Business and government	648	187	835	723	329	1,052
Total	$1,391	$527	$1,918	$1,752	$742	$2,494
[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Includes loans that are measured at FVOCI.
[3]

Loans deferred under a bank-led COVID-19 relief program are not considered past due. Where such loans were already past due, they are not aged further during the deferral period. Aging for deferred loans commences subsequent to the deferral period.

MODIFIED FINANCIAL ASSETS

To provide financial relief to customers affected by the economic consequences of COVID-19, the Bank is offering certain relief programs, including payment deferral options. Gains and losses resulting from these modifications were insignificant.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000 until December 31, 2022. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. As of April 30, 2021, the Bank had provided approximately 206,000 customers (October 31, 2020 – 184,000) with CEBA loans and had funded approximately $11.0 billion (October 31, 2020 – $7.3 billion) in loans under the program.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN THE CHARLES SCHWAB CORPORATION

The Bank has significant influence over The Charles Schwab Corporation (“Schwab”) and the ability to participate in the financial and operating policy-making decisions of Schwab through a combination of the Bank’s ownership, board representation and the insured deposit account agreement between the Bank and Schwab (the “Schwab IDA Agreement”). As such, the Bank accounts for its investment in Schwab using the equity method. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month lag. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at April 30, 2021, the Bank’s reported investment in Schwab was 13.44% (October 31, 2020 – 13.51%) of the outstanding voting and non-voting common shares of Schwab with a fair value of $22 billion (US$18 billion) (October 31, 2020 – $14 billion (US$10 billion)) based on the closing price of US$70.40 (October 31, 2020 – US$41.11) on the New York Stock Exchange.

The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”) under which the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees, subject to the Bank meeting certain conditions. The Bank’s designated directors currently are the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board. Under the Stockholder Agreement, the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and the Bank is subject to customary standstill and lockup restrictions, including, subject to certain exceptions, transfer restrictions.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 69

The condensed financial statements of Schwab, based on its consolidated financial statements converted into Canadian dollars, are included in the following tables.

Condensed Consolidated Balance Sheet
(millions of Canadian dollars)	As at
March 31 2021
Assets
Receivables from brokerage clients, net	$91,831
Available for sale securities	420,377
Other assets	180,365
Total assets	$692,573
Liabilities
Bank deposits	$454,660
Payables to brokerage clients	124,561
Other liabilities	45,019

Total liabilities	624,240

Stockholders’ equity[1]	68,333
Total liabilities and stockholders’ equity	$692,573

[1]

The difference between the carrying value of the Bank’s investment in Schwab and the Bank’s share of Schwab’s stockholders’ equity is comprised of goodwill, other intangibles, and cumulative translation adjustment.

Condensed Consolidated Statement of Income
(millions of Canadian dollars, except as noted)	For the three months ended	For the six months ended
	March 31, 2021	March 31, 2021
Net Revenues
Net interest revenue	$2,420	$4,777
Asset management and administration fees	1,287	2,573

Trading revenue and other	2,265	4,063

Total net revenues	5,972	11,413
Expenses Excluding Interest
Compensation and benefits	1,811	3,633

Other	1,678	3,375

Total expenses excluding interest	3,489	7,008
Income before taxes on income	2,483	4,405

Taxes on income	603	1,047

Net income	1,880	3,358

Preferred stock dividends and other	122	233

Net Income available to common stockholders[1]	1,758	3,125

Other comprehensive income (loss)	(5,720)	(6,100)
Total comprehensive income	$(3,962)	$(2,975)
Earnings per common shares outstanding – basic (Canadian dollars)	$0.93	$1.67
Earnings per common shares outstanding – diluted (Canadian dollars)	0.93	1.67

[1]

The Bank’s share of net income from the investment in Schwab is based on the published consolidated financial statements of Schwab after converting into Canadian dollars and is subject to adjustments relating to the amortization of certain intangibles.

NOTE 8:  GOODWILL

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail[1]	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2019	$2,836	$13,980	$160	$16,976
Foreign currency translation adjustments and other	10	162	–	172

Carrying amount of goodwill as at October 31, 2020[2]	$2,846	$14,142	$160	$17,148
Additions (disposals)	(3)	–	–	(3)
Foreign currency translation adjustments and other	(67)	(1,098)	(1)	(1,166)
Carrying amount of goodwill as at April 30, 2021[2]	$2,776	$13,044	$159	$15,979

[1]	Goodwill predominantly relates to U.S. personal and commercial banking.
[2]	Accumulated impairment as at April 30, 2021 and October 31, 2020 was nil.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 70

NOTE 9: OTHER ASSETS

Other Assets

(millions of Canadian dollars)		As at

	April 30 2021	October 31 2020
Accounts receivable and other items	$9,169	$10,799
Accrued interest	2,166	2,336
Current income tax receivable	1,356	2,294
Defined benefit asset	267	9
Insurance-related assets, excluding investments	1,959	2,268
Prepaid expenses	1,146	1,150
Total	$16,063	$18,856

NOTE 10: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal and are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal and are in general savings accounts.

Term deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at April 30, 2021, was $274 billion (October 31, 2020 – $287 billion).

Deposits

(millions of Canadian dollars)	As at
	By Type			By Country			April 30 2021	October 31 2020
	Demand	Notice	Term[1]	Canada	United States	International	Total	Total
Personal	$22,096	$549,612	$54,754	$285,399	$341,063	$–	$626,462	$625,200
Banks[2]	14,008	418	11,748	19,850	36	6,288	26,174	28,969
Business and government[3]	129,075	198,594	138,183	315,309	145,863	4,680	465,852	481,164
Trading[2]	–	–	33,679	15,602	4,461	13,616	33,679	19,177
Designated at fair value through profit or loss[2,4]	–	–	66,195	34,214	29,159	2,822	66,195	59,626
Total	$165,179	$748,624	$304,559	$670,374	$520,582	$27,406	$1,218,362	$1,214,136
Non-interest-bearing deposits included above
In domestic offices							$65,345	$55,920
In foreign offices							78,346	76,099
Interest-bearing deposits included above
In domestic offices							605,029	604,625
In foreign offices							469,634	472,913
U.S. federal funds deposited[2]							8	4,579
Total[3,5]							$1,218,362	$1,214,136

[1]

Includes $33.54 billion (October 31, 2020 – $27.58 billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

[2]	Includes deposits and advances with the Federal Home Loan Bank.
[3]	As at April 30, 2021, includes $34.6 billion relating to covered bondholders (October 31, 2020 – $40.5 billion) and $1.2 billion (October 31, 2020 – $1.2 billion) due to TD Capital Trust lV.
[4]

Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet consist of deposits designated at FVTPL and $58 million (October 31, 2020 – $39 million) of loan commitments and financial guarantees designated at FVTPL.

[5]

As at April 30, 2021, includes deposits of $692 billion (October 31, 2020 – $708 billion) denominated in U.S. dollars and $45 billion (October 31, 2020 – $44 billion) denominated in other foreign currencies.

Redemption of TD Capital Trust IV Notes – Series 3

On May 17, 2021, TD Capital Trust IV announced its intention to redeem all of the outstanding TD Capital Trust IV Notes – Series 3 on June 30, 2021. The proceeds from the issuances of TD Capital Trust IV Notes were invested in Bank deposit notes and are reported in Deposits on the Interim Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 71

NOTE 11: OTHER LIABILITIES

Other Liabilities

(millions of Canadian dollars)	As at
	April 30 2021	October 31 2020
Accounts payable, accrued expenses, and other items	$4,454	$6,571
Accrued interest	828	1,142
Accrued salaries and employee benefits	2,966	2,900
Cheques and other items in transit	2,069	2,440
Current income tax payable	142	275
Deferred tax liabilities	265	284
Defined benefit liability	1,819	3,302
Lease liabilities	5,588	6,095
Liabilities related to structured entities	3,991	5,898

Provisions	1,421	1,569
Total	$23,543	$30,476

NOTE 12: EQUITY

The following table summarizes the changes to the shares issued and outstanding, and treasury shares held as at and for the three and six months ended April 30, 2021 and April 30, 2020.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held

(millions of shares and millions of Canadian dollars)	For the three months ended				For the six months ended
	April 30, 2021		April 30, 2020		April 30, 2021		April 30, 2020
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of period	1,818.5	$22,645	1,810.0	$21,773	1,816.1	$22,487	1,812.5	$21,713
Proceeds from shares issued on exercise of stock options	0.7	44	0.2	12	1.6	90	1.0	53
Shares issued as a result of dividend reinvestment plan	1.2	101	1.3	74	2.7	213	2.2	143

Purchase of shares for cancellation and other	–	–	(7.8)	(93)	–	–	(12.0)	(143)
Balance as at end of period	1,820.4	$22,790	1,803.7	$21,766	1,820.4	$22,790	1,803.7	$21,766
Preferred Shares – Class A
Balance as at beginning of period	226.0	$5,650	232.0	$5,800	226.0	$5,650	232.0	$5,800

Redemption of shares[1]	(28.0)	(700)	–	–	(28.0)	(700)	–	–
Balance as at end of period	198.0	$4,950	232.0	$5,800	198.0	$4,950	232.0	$5,800
Treasury shares – common[2]
Balance as at beginning of period	2.5	$(171)	1.8	$(131)	0.5	$(37)	0.6	$(41)
Purchase of shares	33.4	(2,688)	38.1	(2,359)	78.1	(5,833)	68.6	(4,635)

Sale of shares	(34.2)	2,736	(39.6)	2,465	(76.9)	5,747	(68.9)	4,651
Balance as at end of period	1.7	$(123)	0.3	$(25)	1.7	$(123)	0.3	$(25)
Treasury shares – preferred[2]
Balance as at beginning of period	0.2	$(4)	0.3	$(7)	0.1	$(4)	0.3	$(6)
Purchase of shares	1.8	(45)	1.8	(31)	3.3	(79)	3.6	(69)

Sale of shares	(1.8)	44	(1.9)	35	(3.2)	78	(3.7)	72
Balance as at end of period	0.2	$(5)	0.2	$(3)	0.2	$(5)	0.2	$(3)

[1]

On April 30, 2021, the Bank redeemed all of its 28 million outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares NVCC, Series 12 (“Series 12 Shares”), at a redemption price of $25.00 per Series 12 Share, for a total redemption cost of $700 million.

[2]	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 72

NOTE 13:  SHARE-BASED COMPENSATION

For the three and six months ended April 30, 2021, the Bank recognized compensation expense for stock option awards of $5.9 million and $15.9 million, respectively (three and six months ended April 30, 2020 – $3.1 million and $7.0 million, respectively).

During the three months ended April 30, 2021 and April 30, 2020, nil stock options were granted by the Bank. During the six months ended April 30, 2021, 2.2 million (six months ended April 30, 2020 – 2.1 million) stock options were granted by the Bank at a weighted-average fair value of $8.90 per option (April 30, 2020 – $5.55 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the six months ended April 30, 2021 and April 30, 2020.

Assumptions Used for Estimating the Fair Value of Options[1]
(in Canadian dollars, except as noted)	For the six months ended
	April 30 2021	April 30 2020
Risk-free interest rate	0.71%	1.59%
Option contractual life	10 years	10 years
Expected volatility[2]	18.50%	12.90%
Expected dividend yield	3.61%	3.50%

Exercise price/share price	$71.88	$72.84

[1]	Prior period disclosure has been updated to align with the current period disclosure.
[2]	Expected volatility is calculated based on the average daily volatility measured over a historical period.

NOTE 14:  EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement defined benefit plans and the Bank’s significant other defined benefit pension and post-retirement benefit plans, for the three and six months ended April 30, 2021 and April 30, 2020.

Defined Benefit Plan Expenses

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan		Other pension and post-retirement benefit plans[1]
		For the three months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Service cost – benefits earned	$131	$117	$3	$4	$2	$2
Net interest cost on net defined benefit liability	6	3	2	4	5	7
Past service cost (credit)	–	–	–	–	–	–

Defined benefit administrative expenses	2	3	–	–	1	2
Total	$139	$123	$5	$8	$8	$11

		For the six months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Service cost – benefits earned	$261	$234	$5	$8	$4	$4
Net interest cost on net defined benefit liability	12	7	5	9	10	14
Past service cost (credit)	–	–	–	–	1	–

Defined benefit administrative expenses	5	5	–	–	2	3
Total	$278	$246	$10	$17	$17	$21

[1]

Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

The following table summarizes expenses for the Bank’s defined contribution plans for the three and six months ended April 30, 2021 and April 30, 2020.

Defined Contribution Plan Expenses

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Defined contribution pension plans[1]	$42	$41	$94	$85

Government pension plans[2]	91	88	211	205
Total	$133	$129	$305	$290

[1]	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
[2]	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 73

The following table summarizes the remeasurements recognized in other comprehensive income for the Bank’s principal pension and post-retirement defined benefit plans for the three and six months ended April 30, 2021 and April 30, 2020.

Remeasurement of Defined Benefit Plans1,2,3

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan
	For the three months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Actuarial gains (losses) – defined benefit plan obligations	$1,143	$318	$38	$42

Actuarial gains (losses) – return on plan assets less interest income	(85)	(348)	–	–
Total	$1,058	$(30)	$38	$42
	For the six months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Actuarial gains (losses) – defined benefit plan obligations	$1,390	$(111)	$42	$6

Actuarial gains (losses) – return on plan assets less interest income	217	(89)	–	–
Total	$1,607	$(200)	$42	$6

[1]

Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, supplemental employee retirement plans, and other employee benefit plans as these plans are not remeasured on a quarterly basis.

[2]	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
[3]	Amounts are presented on a pre-tax basis.

NOTE 15:  INCOME TAXES

The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend deductions claimed by the Bank. During this quarter, the RQA reassessed the Bank for $8 million of additional income tax and interest in respect to the Bank’s 2015 taxation year. To date, the CRA has reassessed the Bank for $1,032 million of income tax and interest for the years 2011 to 2015, the RQA has reassessed the Bank for $34 million for the years 2011 to 2015, and the ATRA has reassessed the Bank for $33 million for the years 2011 to 2014. In total, the Bank has been reassessed for $1,099 million of income tax and interest for these periods. The Bank expects the CRA, RQA, and ATRA to continue to reassess open years on the same basis. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

NOTE 16:  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank’s basic and diluted earnings per share for the three and six months ended April 30, 2021 and April 30, 2020.

Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Basic earnings per share
Net income attributable to common shareholders	$3,630	$1,447	$6,842	$4,369

Weighted-average number of common shares outstanding (millions)	1,817.4	1,803.0	1,815.7	1,807.0
Basic earnings per share (Canadian dollars)	$2.00	$0.80	$3.77	$2.42
Diluted earnings per share

Net income attributable to common shareholders	$3,630	$1,447	$6,842	$4,369

Net income available to common shareholders including impact of dilutive securities	3,630	1,447	6,842	4,369
Weighted-average number of common shares outstanding (millions)	1,817.4	1,803.0	1,815.7	1,807.0
Effect of dilutive securities

Stock options potentially exercisable (millions)[1]	2.5	1.4	2.1	2.0

Weighted-average number of common shares outstanding – diluted (millions)	1,819.9	1,804.4	1,817.8	1,809.0
Diluted earnings per share (Canadian dollars)[1]	$1.99	$0.80	$3.76	$2.42

[1]

For the three and six months ended April 30, 2021, no outstanding options were excluded from the computation of diluted earnings per share. For the three and six months ended April 30, 2020, the computation of diluted earnings per share excluded average options outstanding of 7.8 million and 5.3 million, respectively, with a weighted-average exercise price of $70.16 and $71.42, respectively, as the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 74

NOTE 17:  CONTINGENT LIABILITIES

Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank’s 2020 Annual Consolidated Financial Statements.

LEGAL AND REGULATORY MATTERS

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at April 30, 2021, the Bank’s RPL is from zero to approximately $1.4 billion (October 31, 2020 – from zero to approximately $951 million). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Stanford Litigation – On November 30, 2020, the Southern District of Texas (S.D. Tex.) Court stayed and administratively closed Smith v. Independent Bank, et al., subject to reinstatement on the parties’ motion. On January 29, 2021, the removing bank defendant and plaintiffs requested that the S.D. Tex. Court extend the current stay and administrative closure for an additional period of 60 days. On February 1, 2021, the S.D. Tex. Court granted the request. On February 3, 2021, the Fifth Circuit affirmed the Court’s denial of intervention. On February 17, 2021, the Bank and the other bank appellees filed a petition for rehearing of the Fifth Circuit’s decision regarding the Official Stanford Investors Committee’s (OSIC) standing to pursue the intervenors’ claims. On March 12, 2021, the Fifth Circuit denied the petition for rehearing, but clarified its prior holding regarding the OSIC’s standing to pursue the intervenors’ claims.

On March 19, 2021, plaintiffs in Rotstain v. Trustmark National Bank, et al. filed a notice abandoning four of the seven claims asserted against the Bank: (i) aiding, abetting, or participation in fraudulent transfers; (ii) aiding, abetting or participation in a fraudulent scheme; (iii) aiding, abetting or participation in conversion; and (iv) civil conspiracy. On March 25, 2021, the Northern District of Texas (N.D. Tex.) Court struck the May 6, 2021 ready-for-trial date to allow the trial court to set appropriate deadlines after remand. On April 2, 2021, the S.D. Tex. Court granted a further stay of Smith v. Independent Bank, et al. until July 31, 2021, and the case remains administratively closed.

The trial in the Canadian action began on January 11, 2021 and closing arguments were heard at the end of April 2021. The trial judge has taken the case under reserve.

Credit Card Fees – The Bank, together with the other defendants remaining, has entered into a settlement in principle with the class. This settlement is subject to the approval of the five courts in which the remaining five actions were filed.

TD Ameritrade Stockholder Litigation – On May 12, 2020, a stockholder of TD Ameritrade Holding Corporation (“Ameritrade”) filed a class action complaint captioned Hawkes v. Bettino, et al., CA No. 2020-0360-PAF, in the Delaware Court of Chancery challenging the transaction between Ameritrade and The Charles Schwab Corporation (“Schwab”). Among other claims, the initial complaint alleged that the merger was subject to Delaware’s interested stockholder statute but violated that statute because it had not been conditioned on approval of 66 2/3% of Ameritrade’s shares, excluding those held by the Bank and Schwab. On June 4, 2020, a sufficient percentage of Ameritrade’s shares were voted to approve the transaction and the plaintiff thereafter dismissed that claim. On February 5, 2021, the plaintiff filed an amended complaint naming as defendants the Bank, certain TD Bank-affiliated entities, the five former Ameritrade directors designated by the Bank, certain other former officers and directors of Ameritrade, and Schwab. The amended complaint alleges that the Bank was a controlling stockholder of Ameritrade and breached its fiduciary duties by negotiating an amended Insured Deposit Account Agreement with Schwab that improperly diverted merger consideration from Ameritrade’s other stockholders. The amended complaint further asserts breach of fiduciary duty claims against the Bank-designated directors and the other individual defendants based on the same allegations. Finally, the amended complaint alleges that Schwab aided and abetted the breaches by the other defendants. On April 29, 2021, all defendants moved to dismiss the complaint for failure to state a claim.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 75

NOTE 18:  SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and the Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

The following table summarizes the segment results for the three and six months ended April 30, 2021 and April 30, 2020.

Results by Business Segment1,2

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[3]		Corporate[3]		Total
	For the three months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020	April 30 2021	April 30 2020	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Net interest income	$2,873	$3,002	$1,950	$2,311	$648	$493	$364	$394	$5,835	$6,200

Non-interest income	3,189	3,021	663	491	509	768	32	48	4,393	4,328

Total revenue	6,062	6,023	2,613	2,802	1,157	1,261	396	442	10,228	10,528
Provision for (recovery of) credit losses	(37)	1,153	(213)	1,137	(63)	374	(64)	554	(377)	3,218
Insurance claims and related expenses	441	671	–	–	–	–	–	–	441	671

Non-interest expenses	2,689	2,588	1,594	1,680	705	616	741	237	5,729	5,121

Income (loss) before income taxes and share of net income from investment in Schwab and TD Ameritrade	2,969	1,611	1,232	(15)	515	271	(281)	(349)	4,435	1,518
Provision for (recovery of) income taxes	787	439	162	(117)	132	62	(119)	(134)	962	250

Share of net income from investment in Schwab and TD Ameritrade[4,5]	–	–	246	234	–	–	(24)	13	222	247
Net income (loss)	$2,182	$1,172	$1,316	$336	$383	$209	$(186)	$(202)	$3,695	$1,515

	For the six months ended
	April 30 2021	April 30 2020	April 30 2021	April 30 2020	April 30 2021	April 30 2020	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Net interest income (loss)	$5,851	$6,169	$3,981	$4,507	$1,309	$850	$724	$843	$11,865	$12,369

Non-interest income (loss)	6,556	6,109	1,316	1,197	1,158	1,457	145	5	9,175	8,768

Total revenue	12,407	12,278	5,297	5,704	2,467	2,307	869	848	21,040	21,137
Provision for (recovery of) credit losses	105	1,544	(78)	1,456	(43)	391	(48)	746	(64)	4,137
Insurance claims and related expenses	1,221	1,451	–	–	–	–	–	–	1,221	1,451

Non-interest expenses	5,343	5,224	3,282	3,273	1,416	1,268	1,472	823	11,513	10,588

Income (loss) before income taxes and share of net income from investment in Schwab and TD Ameritrade	5,738	4,059	2,093	975	1,094	648	(555)	(721)	8,370	4,961
Provision for (recovery of) income taxes	1,519	1,098	232	(72)	274	158	(236)	(275)	1,789	909

Share of net income from investment in Schwab and TD Ameritrade[4,5]	–	–	455	435	–	–	(64)	17	391	452

Net income (loss)	$4,219	$2,961	$2,316	$1,482	$820	$490	$(383)	$(429)	$6,972	$4,504
Total assets	$486,910	$443,828	$550,878	$536,865	$487,415	$554,898	$143,855	$138,154	$1,669,058	$1,673,745

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[3]	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[4]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[5]	The Bank’s share of Schwab’s and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 7 for further details.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 76

NOTE 19:  INTEREST INCOME AND EXPENSE

The following table presents interest income and interest expense by basis of accounting measurement.

Interest Income and Expense1

(millions of Canadian dollars)		For the three months ended
	April 30, 2021		April 30, 2020
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost	$6,264	$873	$7,331	$1,823

Measured at FVOCI	133	–	636	–
	6,397	873	7,967	1,823

Not measured at amortized cost or FVOCI[2]	829	518	1,508	1,452
Total	$7,226	$1,391	$9,475	$3,275

		For the six months ended
	April 30, 2021		April 30, 2020
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost	$12,875	$1,915	$15,288	$4,340

Measured at FVOCI	310	–	1,281	–
	13,185	1,915	16,569	4,340

Not measured at amortized cost or FVOCI[2]	1,651	1,056	3,294	3,154
Total	$14,836	$2,971	$19,863	$7,494

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Includes interest income, interest expense, and dividend income for financial instruments that are measured or designated at FVTPL and equities designated at FVOCI.

NOTE 20:  REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the six months ended April 30, 2021, the Bank complied with the OSFI Basel III guidelines related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI’s target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks (D-SIBs) includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public domestic stability buffer which is held by D-SIBs against Pillar 2 risks. The current buffer is set at 1% of total risk-weighted assets and must be met with CET1 Capital, effectively raising the CET1 minimum to 9%. In addition, on November 22, 2019, the Bank was designated a global systemically important bank (G-SIB). The OSFI target includes the greater of the D-SIB or G-SIB surcharge, both of which are currently 1%.

The following table summarizes the Bank’s regulatory capital positions as at April 30, 2021 and October 31, 2020.

Regulatory Capital Position1

(millions of Canadian dollars, except as noted)		As at
	April 30 2021	October 31 2020
Capital
Common Equity Tier 1 Capital	$64,628	$62,616
Tier 1 Capital	69,887	69,091
Total Capital	81,924	80,021
Risk-weighted assets used in the calculation of capital ratios	455,010	478,909
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	14.2%	13.1%
Tier 1 Capital ratio	15.4	14.4
Total Capital ratio	18.0	16.7

Leverage ratio	4.6	4.5

[1]	Includes capital adjustments provided by OSFI in response to COVID-19 pandemic. Refer to “Capital Position” section of the Bank’s 2020 Annual Report for additional detail.

NOTE 21:  RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 77

NOTE 22:  SIGNIFICANT AND SUBSEQUENT EVENTS, AND PENDING ACQUISITIONS

Acquisition of Wells Fargo’s Canadian Direct Equipment Finance Business

On May 1, 2021, the Bank acquired the Canadian Direct Equipment Finance business of Wells Fargo & Company (“Wells Fargo”) which had a net book value of approximately $1.4 billion, for consideration of approximately $1.5 billion. The acquisition is accounted for as a business combination under the purchase method. On finalization of the purchase price allocation, the excess of accounting consideration over the fair value of the identifiable net assets acquired will be allocated to goodwill. The results of the acquired business will be consolidated from the acquisition date and will be included in the Canadian Retail segment.

Announced Acquisition of Headlands Tech Global Markets, LLC

On March 23, 2021, the Bank and Headlands Tech Holdings, LLC announced a definitive agreement for the Bank to acquire Headlands Tech Global Markets, LLC, a Chicago-based quantitative fixed income trading company. The transaction is expected to close in the second half of calendar 2021, subject to receipt of regulatory approvals and satisfaction of other customary closing conditions. The results of the acquired business will be consolidated from the acquisition date and will be included in the Wholesale Banking segment.

TD BANK GROUP • SECOND QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 78

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233, or

Computershare Trust Company, N.A.

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 27, 2021. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for the second quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on May 27, 2021 by approximately 1:30 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on May 27, 2021, until 11:59 p.m. ET on June 11, 2021 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

TD BANK GROUP • SECOND QUARTER 2021 • SHAREHOLDER AND INVESTOR INFORMATION	Page 79